    As filed with the Securities and Exchange Commission on March 14, 2000.
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                 ------------
                              Driveway Corporation
             (Exact name of Registrant as specified in its charter)

            Delaware                           7379                        91-1612873
  (State or other jurisdiction
               of                  (Primary Standard Industrial         (I.R.S. Employer
 incorporation or organization)     Classification Code Number)      Identification Number)

                               380 Brannan Street
                        San Francisco, California 94107
                                 (415) 908-4200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ------------

                              Christopher S. Logan
                     President and Chief Executive Officer
                              Driveway Corporation
                               380 Brannan Street
                        San Francisco, California 94107
                                 (415) 908-4200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ------------
                                   Copies to:

              Mark Albert, Esq.                             Peter T. Healy, Esq.
          William M. Kushner, Esq.                         O'Melveny & Myers LLP
              Perkins Coie LLP                         275 Battery Street, 26th Floor
      135 Commonwealth Drive, Suite 250               San Francisco, California 94115
        Menlo Park, California 94025                           (415) 984-8833
               (650) 752-6000

                                 ------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 ------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Proposed Maximum
          Title of Each Class of                Aggregate          Amount of
        Securities to be Registered         Offering Amount (2) Registration Fee
--------------------------------------------------------------------------------
Common stock, $0.001 par value............     $75,000,000          $19,800
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes       shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                                 ------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this Prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This Prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED March 14, 2000

                                [Driveway LOGO]

                                          Shares

                                  Common Stock

  Driveway Corporation is offering           shares of its common stock. This
is our initial public offering, and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "DWAY". We anticipate that the initial
public offering price will be between $       and $       per share.

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                  -----------

                                                           Per Share   Total
                                                           ---------   -----
Public Offering Price.....................................  $        $
Underwriting Discounts and Commissions....................  $        $
Proceeds to Driveway Corporation..........................  $        $

  The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Driveway has granted the underwriters a 30-day option to purchase up to an
additional          shares of common stock to cover over-allotments.

                                  -----------

Robertson Stephens
             CIBC World Markets
                            Thomas Weisel Partners LLC
                                           E*OFFERING

              The date of this prospectus is                , 2000

   Inside front cover art: Three page views from Driveway Web site on violet background.

   Inside back cover art: Heading of "Strategic Partners" with thirteen partner logos on violet background.

   Back cover art: Green circle with Driveway logo on yellow background.


                                   [ARTWORK]

   You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site is not part of this prospectus. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operation and prospects may have changed since that date.

                     Dealer Prospectus Delivery Obligation

   Until     , 2000 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   2
Risk Factors.............................................................   6
Forward-Looking Statements and Industry Data.............................  20
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  32
Management...............................................................  46
Certain Transactions.....................................................  59
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find Additional Information................................  71
Index to Financial Statements............................................ F-1
Appendix: "Meet the Management" Presentation............................. A-1

                               ----------------

   "Driveway" is a common law trademark of Driveway. Driveway.com and the Driveway logo are service marks of Driveway. This prospectus also contains trademarks and service marks of other companies, which are the property of their respective owners.

                                    SUMMARY

   You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                                  Our Company

   Driveway is an easy to use online information management service that allows our members to store, manage and share their personal and business information from a single virtual location on the Web. We believe these functions are important to Internet users who seek new forms of communications to facilitate both the types of content and the ability to remotely access that content from multiple disparate devices. We believe our market has characteristics and benefits similar to the growth and adoption of the Web-based email market, which is indicative of the current potential market for online information management. Because we target Internet users who possess a high degree of integration between their personal and business Internet use and frequently participate in ecommerce, we attempt to aggregate an attractive member base to drive multiple streams of revenue for Driveway and our strategic partners.

   In the last twelve months, more than 3 million members have registered for our Driveway services. We have achieved this growth and begun to expand our online information management solutions across the Web primarily through our strategic partnerships with the following:

      Backup Buddy                  Lycos                        MSN
      Juno Online Services          Lycos Europe                 Phoenix Technologies
      LookSmart                     McAfee.com                   USA.NET
                                    Microsoft

   The Internet has moved beyond simple text-based files and formats and has expanded to incorporate rich audio and video content and applications. This expanding quantity of information, increasingly in rich text or media format, and the desire to access the Internet from different locations and devices are some of the factors driving the need for an online information management solution. In addition, to remain competitive, we believe Web sites are constantly seeking ways to add functionality to their current offerings, add new visitors, increase the frequency and duration of visits, and increase revenue opportunities. We also believe that users are increasingly seeking an online information management solution that allows them to privately and securely access both personal and business information at any time, from any location. Furthermore, we believe business-to-business web sites can also benefit from integrating online information management services into their offerings.

   Driveway allows any Internet user to securely and easily store, manage and share personal and business information from a single virtual location because it is designed to be completely device and platform agnostic. In addition, because members can specify a particular folder to which another individual has access, privacy concerns involving storing personal and business information in the same account are minimized. Our intuitive user interface and our integration into our strategic partners' Web sites and applications allows users to easily manage and organize activities from multiple Web sites through their Driveway account. For example, Driveway can be integrated into our users' desktops through our recent strategic partnership with Microsoft, which provides for the inclusion of a Driveway icon on the Windows desktop. This integration will allow a member to easily drag and drop files between folders in Windows Explorer and their Driveway account and to save to their Driveway account from within a Microsoft application.

   In addition, we actively enter into partnerships with highly trafficked Web sites in an effort to increase their value to their users by adding functionality, increasing stickiness and aiding in the generation of incremental revenue opportunities and customer acquisition.

   We intend to be the leading provider of online information management services with the largest base of registered members and active users. We plan to achieve this membership growth, build our Driveway brand and grow our revenues through the following:

  . capitalize on our growing member base to drive multiple revenue streams;

  . target and expand strategic partnerships with highly trafficked Web sites with attractive user demographics;

  . enable our strategic partners to create and manage new and enhanced applications that utilize our Driveway services;

  . work in conjunction with strategic partners to enable multiple mobile devices to utilize our Driveway services;

  . private label our Driveway services to business-to-business Web sites;
    and

  . pursue international expansion through localized Driveway services.

   We incorporated in Washington on October 8, 1993 and changed our name to Driveway on November 2, 1999. We reincorporated in Delaware on February 17, 1998. Our executive office is located at 380 Brannan Street, San Francisco, California 94107. Our telephone number at that location is (415) 908-4200 and our Internet address is www.driveway.com. Information contained on our Web site does not constitute part of this prospectus.

                                  The Offering

 Common stock offered by Driveway Corporation......           shares

 Common stock to be outstanding after this
 offering..........................................           shares

 Use of proceeds................................... We intend to use the net proceeds of this offering
                                                    for general corporate
                                                    purposes, including
                                                    investments in marketing,
                                                    promotion and technology.

 Proposed Nasdaq National Market symbol............ DWAY

   The shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 13, 2000, and excludes:

  . options to purchase 3,729,601 shares outstanding;

  . 1,188,623 shares available for grant; and

  . 22,532 shares issuable upon the exercise of warrants, at a weighted average exercise price of $64.98 per share.

   Except as otherwise noted, all information in this prospectus:

  . assumes the exercise of warrants to purchase 835,030 shares at a weighted average exercise price of $1.36 per share;

  . reflects the conversion of all outstanding shares of our preferred stock into shares of our common stock at the completion of this offering; and

  . assumes no exercise of the underwriters' over-allotment option.

                             Summary Financial Data

   The following table presents our summary financial data. The pro forma net loss per share data below gives effect to the conversion of each outstanding share of preferred stock into one share of common stock upon the completion of this offering. The summary financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.

                                                        Year Ended December
                                                                31,
                                                       -----------------------
                                                        1997    1998    1999
                                                       ------  ------  -------
                                                            (dollars in
                                                       thousands, except per
                                                            share data)
Statement of Operations Data:
  Revenue............................................. $    7  $  187  $   264
  Cost of revenue.....................................    276   1,179    2,155
  Operating expenses..................................  5,459   4,262   13,321
  Loss from operations................................ (5,728) (5,254) (15,212)
  Net loss............................................ (5,627) (5,776) (17,219)
  Basic and diluted loss per common share.............                   (8.78)
  Pro forma basic and diluted net loss per common
   share (unaudited)..................................                   (1.00)

                                                             December 31, 1999
                                                            --------------------
                                                                      Pro Forma
                                                            Actual   as Adjusted
                                                            -------  -----------
                                                                (dollars in
                                                                thousands)
Balance Sheet Data:
  Cash and cash equivalents................................ $24,747
  Working capital..........................................  22,590
  Total assets.............................................  29,558
  Long-term obligations, less current portion..............     406
  Total stockholder's equity (deficit).....................  (4,433)

                                  RISK FACTORS

   Any investment in our shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. All references to "partners" or "strategic partners" shall not necessarily imply equity ownership in us by such entities.

Risks Related To Our Business

Our limited operating history makes it difficult to evaluate our future prospects.

   We initiated our Internet-based information management solution services in February 1999. Prior to that time, we provided a windows-based data storage and backup service. Therefore, we have only a limited history of recognizing and addressing material risks in our current business. Moreover, like other early stage Internet-based companies, if we are not successful in growing our revenue, our business may fail.

We have a history of losses and may not achieve profitability in the foreseeable future.

   We have never achieved profitability and, given the level of planned operating and capital expenditures, expect to continue to incur additional operating losses for the foreseeable future. In fact, we incurred net losses of $5.6 million for the year ended December 31, 1997, $5.8 million for the year ended December 31, 1998 and $17.2 million for the year ended December 31, 1999. Our accumulated deficit at December 31, 1999 was $38.2 million. The size of our future losses will depend, in part, on the rate of growth in our revenues and expenses. It is critical to our success that we continue to devote financial resources, including a portion of the net proceeds of this offering, to develop brand awareness and expand our strategic partnerships. In addition, we expect to make significant capital expenditures as we increase our growth in operations infrastructure and personnel, both domestically and internationally. As a result, we expect that our operating expenses will increase significantly during the next several years, especially in sales and marketing. As we increase spending, our losses may continue to increase for the foreseeable future. As a result, we may never achieve or sustain profitability, and if we do achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The success of our business depends on our development of relationships with existing strategic partners and obtaining new strategic partners.

   Most of our registered members became members of Driveway while registering for the services of our strategic partners. We intend to pursue additional strategic partnerships in the future, and expect a significant percentage of our membership will continue to be acquired through our relations with strategic partners. We often pay significant fees to these strategic partners for the procurement of registered members and for converting these members to active users of our system. We may not experience increases in the number of new strategic partnerships or in the number of new member registrations or in user traffic from our strategic partner affiliations.

   Our strategic partnerships have terms of up to three years, with the majority of them having terms of one year. When these agreements expire, we may be unable to renew them or enter into replacement agreements on viable commercial terms. If we fail to renew any of these agreements or enter into substantially similar agreements with other strategic partners, we could experience a decline in membership growth and activity on our Web site could decrease. As a result, our competitive position would be significantly weakened and our operating results would likely suffer.

If our members do not become active users of our services or our users do not subscribe for premium services, our business will suffer.

   We depend on our members becoming active users of Driveway. To date, only a small percentage of our members have ever used our services. If members do not actively and regularly use our services, our business will suffer. Moreover, we may be unable to generate revenue from members who use our services. Only a small percentage of our current members have ever paid us for any of our services. Present and future members may be unwilling to pay for services they currently receive free of charge or may not subscribe for premium fee-based services.

System failures could prevent access to, and result in the loss of information stored on, our Web site and harm our business and results of operations.

   We currently store all of the data stored on Driveway on equipment that is owned by us or operated on our behalf and manufactured by StorageTek Corporation and EMC/2/ Corporation. Each of these entities also provides professional and maintenance services related to their particular products. We also contract with Exodus and with Level (3) Communications for the hosting of our servers and for the provision of bandwidth. The malfunction, interruption or loss of any of these services or products could result in damage to or loss of our users' data and result in the interruption in the use of our services. Our revenues could decline and we could lose existing or potential members of our services if they are not able to access their stored data, or if their stored data on our Web site, transaction processing systems or network infrastructure do not perform to our users' satisfaction. Any network interruptions or problems with our Web site could:

  . prevent members from accessing data stored on Driveway;

  . reduce the number of new users we register;

  . cause member dissatisfaction; or

  . damage our reputation.

   We have experienced brief computer system interruptions in the past. In January 2000, a technical failure at one of our suppliers caused Driveway to be unavailable to Internet users over a period of approximately two days. This outage was the result of a failure of certain storage equipment and technical support provided by a third party supplier. Approximately 64,000 users may have been unable to access some of their files stored on Driveway for up to an additional six days, and approximately 3,400 users lost one or more of their files. We are unable to quantify the damage that such outage has caused to our business or to our users' information.

   We do not presently have a formal disaster recovery plan in effect and do not carry sufficient business interruption insurance to compensate us for losses that could occur due to any failures or interruptions in our systems and, accordingly, we cannot be certain that litigation and liabilities may not result from this interruption and from future interruptions. Such interruptions may recur. If the number of users visiting our Web site and storing information on our services continues to increase, we will need to expand and upgrade our technology, transaction processing systems and network infrastructure significantly. We may not be able to make timely upgrades to our systems and infrastructure to accommodate increases in the number of users.

   Our systems and operations are also vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, physical and electronic break-ins, earthquakes and other similar events. For example, our primary data center is currently located in Northern California, a seismically active region. Our servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Any substantial disruption could completely impair our ability to generate revenues from our Web site.

Our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

   Our results of operations have varied significantly from quarter to quarter in the past and we anticipate that they will continue to fluctuate in the future due to a variety of factors, some of which are outside of our control.

   Factors that may affect our future operating results include:

  . market acceptance of our services;

  . growth in the number of new strategic partnerships we enter into to increase the use of our services;

  . growth in payment and timing for our premium services;

  . the amount of advertising and commerce activity on our Web site and the rate we can charge for such activity;

  . the amount and timing of our other operating expenses and capital expenditures;

  . our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

  . our ability to introduce new products or services in a timely and effective manner; and

  . new product and service introductions by our competitors.

   As a result, period to period comparisons of our operating results are not necessarily meaningful or indicative of future performance. Furthermore, it is likely that in some future quarters our operating results will fall below the expectations of public market analysts or investors. If this occurs, the trading price of our common stock could decline.

If the online information management market fails to develop or develops more slowly than expected, or if the market segment of Internet users we target fails to adopt our services, our business may suffer.

   The development of the online information management service market is in its early stages, is rapidly evolving and likely will be characterized by an increasing number of market entrants. Therefore, there is significant uncertainty with respect to the viability and growth potential of this market and as to the most likely users of these services. We do not know whether consumers or businesses will significantly increase their use of the Internet for information management services or whether our services will be accepted by consumers or businesses. If the online information management market fails to develop, or develops more slowly than we expect, or if our services do not achieve widespread market acceptance, or acceptance in the demographic segment we target, our business may suffer.

   Acceptance of our services is highly uncertain and subject to a number of potential factors, including:

  . reluctance to change information management storage behavior in favor of services hosted on our servers;

  . concerns regarding the effectiveness of hosted PC services compared with information storage devices residing on a user's PC or network systems;

  . the unwillingness to incur ongoing subscription fees for hosted services previously offered free of charge;

  . concerns about whether the Internet is able to deliver critical PC security and management functions effectively; and

  . concerns about storing sensitive data and information at a location other than on a personal computer.

Any failures of, or capacity constraints in, our systems could adversely affect our business, harm our reputation and slow the growth of our membership.

   Our Web site must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Traffic on our Web site is growing rapidly. If we fail to increase capacity to accommodate increased use of our system, we may experience slower response times or system failures. Our Web site has in the past experienced slower response times, decreased traffic or loss of service for a variety of reasons. Any of these problems could adversely affect our business.

We have a new and unproven business model which we may not successfully implement.

   We intend to compete in the online information management services market, which is in its infancy. We intend to derive revenue from fees for advertising, the purchase of additional storage space and from our strategic relationships. Although we are developing additional service offerings including private labeling, we believe that Driveway will continue to account for a significant portion of our revenue for the foreseeable future. The life cycle of Driveway is difficult to estimate because of, among other factors, the emerging nature of the online information management market and the possibility of future competition. As a result, our future operating results, particularly in the near term, are dependent upon the continued market acceptance and penetration of Driveway and its related services. There can be no assurance that Driveway will continue to meet with market acceptance or achieve market penetration or that we will be successful in generating revenue from our service offerings.

We face intense competition, which could adversely affect our ability to maintain or increase sales of our services.

   The online information management market is intensely competitive. We currently face direct competition from several privately-held online information management companies. We also face indirect competition from other companies, including:

  . Internet portal and content companies, such as America Online and Yahoo!;

  . online community sites, such as iVillage;

  . online personal homepage services, such as Yahoo! Geocities;

  . online music services that offer storage space for digital music files, such as MP3.com and Real Networks; and

  . Internet desktop companies, such as Visto and desktop.com.

   Because technological barriers to entry are extremely low, additional competitors may enter our market. As a result, we must educate prospective users as to the advantage of our services relative to those offered by our competitors. In order to remain competitive, we may have to continue to provide certain services free of charge and we may be unable to generate significant revenue with our premium service offerings.

   We will likely also face competition in the future from developers of Web directories, search engine providers, shareware archives, content sites, commercial online services, sites maintained by Internet service providers and other entities that establish or attempt to establish online information management solutions by developing their own offerings or by purchasing or entering into significant strategic partnerships with one of our competitors.

   We may also face competition from traditional storage solutions, including currently installed hard drives which can be modified to add substantially more storage space and from stand-alone equipment such as Iomega zip drives. Enhancements to hard drive capacity could increase current storage capacity of personal computers to such a level where our online information management solution might not be as compelling. Also, hand-held devices that are internet-connected could in the future be equipped with hard drives with sufficient storage for music and other rich data files.

   Certain of our competitors and potential competitors have substantially greater financial, marketing, sales and support resources, have longer operating histories, more "brand-name" recognition and a larger user base than we have. There can be no assurance that we will be able either to develop services comparable or superior to services offered by our current or future competitors or to adapt to new technologies, evolving industry standards and changes in customer requirements. Many of these competitors are able to respond more quickly to take advantage of new or changing opportunities, technologies and customer requirements, undertake more extensive marketing campaigns for their products and services, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners, ecommerce companies and third-party service providers. Accordingly, our competitors may experience greater growth than we do and our strategic partners may terminate their agreements with us and enter into arrangements with these competitors. We may not be able to compete successfully against our current or future competitors. To compete successfully, we must respond promptly and effectively to technological changes, evolving industry standards and our competitors' innovations and competitive marketing efforts by continuing to enhance and expand our products and services and our sales and marketing channels. Increased competition, particularly online competition, may result in price reductions, reduced margins and loss of market share, any or all of which could harm our business.

Our services may not be accepted as a private label offering.

   One key component of our future revenue model involves making our services available on a private label basis to business-to-business Web sites and to other online and offline businesses. If we are unable to convince these businesses of the value of our services or our services do not gain wide-spread adoption, we will be unable to attain future revenue projections.

Factors beyond our control will dictate the amount of revenue we are able to generate from selling advertising on our Web site and sponsorship activities.

   We anticipate increased revenue in the future from advertising and sponsorship activities. Our business would suffer if the market for Web advertising fails to develop or develops more slowly than expected. Our ability to generate advertising revenues will depend on, among other factors, the development of the Internet as an advertising medium, the amount of traffic on our Web site and our ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. The widespread adoption of technologies that permit Internet users selectively to block-out unwanted graphics, including advertisements, attached to Web pages could also adversely affect the growth of the Internet as an advertising medium and therefore our revenue.

We may not successfully promote our brand or achieve brand recognition.

   If we fail to promote our brand successfully, or if these efforts are excessively expensive, our business may not grow. There are a growing number of Web sites that offer services which are similar to and competitive with our services. Therefore, we believe that brand recognition will become an increasingly important competitive advantage in our industry. Establishing and maintaining our brand is critical to expanding our customer base, solidifying our business relationships and successfully implementing our business strategy. We cannot assure you that our brand will be viewed positively and be accepted by the market, or that we will have a strong and positive reputation. Additionally, expenses incurred toward building brand awareness do not have an immediate payback, and it may be a long time before the general public recognizes and makes positive connections with our brand. In order to attract and retain customers and strategic partners and to promote and maintain our brand in response to competitive pressures, we intend to increase our financial commitment to creating and maintaining prominent brand awareness.

   The value of our brand could be diluted if visitors to our Web site do not perceive our existing services to be of high quality or if we alter or modify our brand image, introduce new services or enter into new strategic ventures that are not favorably received, which may decrease the attractiveness of our services to potential customers. Moreover, promoting and enhancing our brand will also depend, in part, on our success in providing a high-quality member experience. We cannot assure you that we will be successful in achieving this goal.

Our business will be adversely affected if we are unable to safeguard the security and privacy of our customers' information or network systems.

   The secure transmission of confidential information over public networks is critical to the acceptance of the online information management market and ecommerce. A significant barrier to electronic commerce and online communications has been the ability to transmit confidential information over the Internet in a secure manner. Internet usage and/or use of our services could decline if any well-publicized compromise of security occurs. We rely on certain encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause disruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Further, such breaches in security could adversely affect our reputation and expose us to a risk of loss or litigation and possible liability.

   Lastly, we can provide no assurances that our privacy policies will be deemed sufficient by our members or any federal or state laws governing privacy which may be adopted in the future.

We have experienced significant growth in recent periods, and if we are unable to manage our growth effectively our business may suffer.

   We have rapidly and significantly expanded our operations recently and expect to continue to expand our operations for the foreseeable future in order to address market opportunities. If we fail to implement or improve systems or controls or to manage any future growth and expansion effectively, our business could suffer. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and other resources. We have recently hired a number of executive officers, including Christopher S. Logan, Chief Executive Officer, Kent Jarvi, Chief Financial Officer, Michael Zukerman, Vice President--Business Development, Philip Constantinou, Vice President-- Engineering, Larry Jones, Vice President--Product Marketing and Michael Vanneman, Vice President--Sales. Because our senior management currently consists of individuals who have worked together for a relatively short period of time, our management may be unable to work together or to manage our employees effectively. We have grown to 61 employees as of March 13, 2000 from 28 employees on January 1, 1999. We expect to hire additional new employees to support our technology development, business development and operations departments. We have limited experience training large numbers of new staff members, and we could experience a significant amount of employee turnover. If we fail to manage the growth of our operations and staff effectively, the quality of our services will be impaired and our financial performance will suffer.

Our success depends on retaining our key senior management team and attracting and retaining qualified individuals.

   We do not have long-term employment contracts with our senior management or key personnel. Our future success depends to a significant extent on the continued services of our senior management, particularly Christopher S. Logan, our President and Chief Executive Officer. The loss of the services of any person on our senior management team would likely have a significantly detrimental effect on our business. We have not obtained "key-person" life insurance for any officer. The loss of any key employee or the failure of any key employee to perform satisfactorily in his or her current position could have a significant negative impact on our operations.

   We may also be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future. We have from time to time experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, there is significant competition for qualified employees in the Internet industry and, in particular, in northern California where we are located. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will suffer.

We may be unable to adequately protect our intellectual property and we may be subject to claims that we infringe the intellectual property of others.

   We rely on a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and name recognition are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that our intellectual property will be successfully protected, or if protected, that it will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications, whether or not being currently challenged by applicable governmental patent examiners, will be issued on substantially the same basis as the claims we seek, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to our technology or design around the intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not ensure that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

   There can be no assurance that third parties will not claim infringement by us of their intellectual property rights. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or cause product release delays. In addition, such claims could require us to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to us. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition will suffer.

Protection of our domain names is uncertain.

   We hold domain names that are important to our business. The regulation of domain names is subject to change. Some proposed changes include the creation of additional top-level domain names in addition to the current top-level domains, such as ".com," ".net" and ".org." It is also possible that the requirements for obtaining and holding a domain name could change. Therefore, we may not be able to obtain or maintain relevant domain names for all areas of our business. It may also be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our intellectual property.

Any acquisitions we make may disrupt our business and dilute our stockholders.

   While we have no current agreements or negotiations underway, we may acquire or make investments in complimentary businesses, products and technologies in the future. We may experience difficulties integrating an acquired company's operations into ours. In the event of any investments or purchases, we could:

  . issue stock that would dilute our current stockholders:

  . incur debt;

  . assume liabilties;

  . incur amortization expenses related to goodwill and other intangible assets; or

  . incur large and immediate write-offs.

   These acquisitions could also involve numerous operational risks, including:

  . problems combining the purchased operations, products or technologies;

  . unanticipated costs;

  . diversion of management's attention for our core business relationships with suppliers and customers;

  . risks associated with entering into markets in which we have no or limited prior experience; and

  . potential loss of key employees, particularly those of the purchased organizations.

   We cannot assure you that we will be able to successfully integrate any businesses, products or technologies that we might acquire in the future.


We face risks associated with international operations.

   We intend to expand our business into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international markets and may not be able to compete effectively in international markets. We also face certain risks inherent in conducting business internationally, such as:

  . legal and governmental regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  . differing technology standards;

  . language and cultural differences;

  . trade barriers;

  . difficulties in collecting accounts receivable and longer collection periods;

  . seasonal business activity in other parts of the world;

  . political and economic instability;

  . payment in foreign currency and fluctuations in currency exchange rates;

  . imposition of currency exchange controls;

  . potentially adverse tax consequences; and

  . reduced protection for intellectual property rights in certain countries.

   Any of these factors could harm our international operations and, consequently, our business, operating results and financial condition.

Certain existing investors experienced substantial dilution prior to the sale of our Series A Preferred Stock.

   On two occasions prior to the sale of the outstanding shares of our Series A Preferred Stock, and in order to further induce investments in Driveway and its predecessor, all holders of the then outstanding preferred stock were required to convert their shares into common stock. Additionally, on October 29, 1998, the then outstanding common stock was subject to a 1,000-to-1 reverse stock split. The interest of former holders of preferred stock in Driveway and its predecessor was significantly diluted by this stock split and the subsequent issuances of common stock and preferred stock. The holders of preferred stock and common stock outstanding as of the date of this stock split currently own less than 1% of the capital stock of Driveway on a fully diluted basis. Furthermore, certain holders of less than 1% of our capital stock outstanding at the time of such transactions did not consent to the 1,000-to-1 reverse stock split. It is possible that one or more of the holders of capital stock outstanding at the time of the reverse stock split could challenge the basis for the reverse stock split or that the holders of capital stock who did not consent to the reverse stock split could successfully claim they are entitled to the full value of the securities without giving effect to the reverse stock split.

Risks Related To The Internet Industry

Our success depends on the continued growth of the Internet.

   Our success depends on consumers and businesses increasing their use of the Internet. Consumers and businesses may not use the Internet for a number of reasons, including:

  . internet access costs;

  . perceived security risks;

  . legal issues;

  . inconsistent service quality; and

  . unavailability of cost-effective, high-speed service.

   If consumers and businesses do not increase their use of the Internet, our business and operating results would suffer.

The regulation of the Internet is unsettled and future regulations could have an adverse effect on our business.

   Laws and regulations directly applicable to electronic commerce or relating to online content, user privacy, access charges, liability for third-party activities, jurisdiction and taxation may become more prevalent in the future. It is uncertain as to how existing laws will be applied toward the Internet. Such legislation could dampen the growth in Internet usage generally and decrease the acceptance of the Internet as a commercial medium. Although our business is based in California, the governments of other states or foreign countries might attempt to regulate our activities or levy sales or other taxes on us.

   The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by various foreign governments to impose taxes on the sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. However, future laws may impose taxes or other regulations on Internet commerce, which could substantially impair the growth of electronic commerce.

   Some local telephone carriers have asserted that the increasing popularity and use of the Internet have burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers and online service providers. If access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This slowing could in turn decrease demand for our services or increase our cost of doing business.

   The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, telecommunications, privacy and taxation apply to the Internet. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. In the event the Federal Trade Commission, Federal Communications Commission, local authorities or other governmental authorities adopt or modify laws or regulations relating to the Internet, our business could suffer.

The Internet industry is experiencing consolidation that may intensify competition.

   The Internet industry has recently experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic partnerships could harm us in a number of ways, including:

  . competitors could acquire or partner with companies with which we have strategic partnerships and discontinue our strategic partnerships, resulting in the loss of distribution opportunities for our services;

  . our competitors could merge with each other or third-parties with significant resources and experience, thereby increasing their ability to compete with our services; and

  . a competitor could acquire or partner with one of our key suppliers.

   Any of these factors could materially adversely affect our operations and, consequently, our business, operating results and financial condition.

The success of our business depends on the continued growth of the Internet as a viable commercial marketplace.

   Our future revenues substantially depends upon the widespread acceptance of the Internet as an effective medium of commerce by consumers. We cannot predict the extent to which Internet users will shift their habits from traditional to online information management tools. If customers or manufacturers are unwilling to use the Internet to conduct business and exchange information, our business will fail. It is possible that the Internet may not become a viable long-term commercial marketplace due to the potentially inadequate development of the necessary network infrastructure, the delayed development of enabling technologies and performance improvements and the high cost of shipping products. The commercial acceptance and use of the Internet may not continue to develop at historical rates, or may not develop as quickly as we expect. In addition, concerns over security and privacy may inhibit the growth of the Internet.

Our internal and hosted network infrastructure could be disrupted by a number of different occurrences which can affect specific companies' Web sites.

   We expect that experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. Because a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services, we might be required to expend significant capital and resources to protect against or to alleviate problems caused by hackers. We could face liability for unauthorized access to, or destruction of, our users' stored information or for information retrieved from or transmitted over the Internet.

We could face liability for information retrieved from or transmitted over the Internet.

   We provide third party content on our Web site. We could be exposed to liability with respect to this third-party information. Our users might assert, among other things, that, by directly or indirectly providing links to Web sites operated by third parties, or by being provided access to third parties' files, we should be liable for copyright or trademark infringement or other wrongful actions by third parties. Our customers could also assert that our third-party information contains errors or omissions, and they could seek damages for losses incurred if they rely upon that information.

   It is possible that claims may be made against us on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of materials that have been or may be stored on Driveway and made available to others. We could be held liable for information stored using Driveway which we have not generated or compiled. These claims could be based on us providing access to obscene, lascivious, inaccurate, or indecent information or based on asserted infringements of copyrighted or trademarked data. In addition, our provision of access to Internet content or advertisements on Driveway that users may find objectionable could harm our reputation and reduce the value of our brand.

   Although we carry general liability insurance, our insurance does not cover potential claims of this type, or may not be adequate to indemnify us for all types of liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could impair our business. Even if claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.

Risks Related To This Offering

There has been no prior market for our common stock and an active trading market may not develop following this offering.

   Before this offering, there has not been a public market for our common stock and the trading market price for our common stock may decline below the initial public offering price. We cannot predict the extent to which a market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Investors may not be able to resell their common stock at or above the initial public offering price due to a number of factors, including:

  . actual or anticipated fluctuations in operating results;

  . changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

  . technical innovations by us or our competitors; and

  . the operating and stock price performance of other comparable companies.

Our stock price could be volatile and could decline following this offering.

   The stock markets, particularly the Nasdaq National Market on which we have applied to have our common stock listed, have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. The trading prices of many technology companies' stocks are at or near historical highs. These high trading prices may not be sustained. Investors may not be able to resell their common stock at or above the initial public offering price. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities, regardless of actual operating performance. Such litigation could result in substantial costs and a diversion of management's attention and resources.

Certain existing stockholders own a large percentage of our voting stock, which they could exercise against your best interests.

   Upon completion of this offering, we anticipate that our executive officers, directors and greater than five percent stockholders, along with their
affiliates, will, in the aggregate, own approximately   % of our outstanding
common stock. As a result, such persons, acting together, will have the ability to substantially influence all matters submitted to the stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other stockholders.

   Matters that could require stockholder approval include:

  . election and removal of directors;

  . merger or consolidation of our company; and

  . sale of all or substantially all of our assets.

Future sales of our common stock may cause our stock price to decline.

   Sales of significant amounts of our common stock in the public market after this offering or the perception that such sales will occur could adversely affect the market price of our common stock or our future ability to raise capital through an offering of our equity securities. After the completion of
this offering, we will have       shares of common stock outstanding, assuming
no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after

Of these shares, all of the common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our officers, directors and some of our significant security holders. The sale of a large number of shares held by affiliates could have an adverse effect on the market price for our common stock. Those shares of common stock that constitute restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Act. 95.0% of the holders of these restricted securities, including our officers and directors, have entered into lock-up agreements providing that, subject to certain limited exceptions, they will not sell, directly or indirectly, any shares of our common stock without the prior written consent of FleetBoston Roberston Stephens Inc. for a period of 180 days from the date of this prospectus. Upon expiration of this 180-day period and subject to the
provisions of Rules 144, 144(k) and 701,            shares of common stock will
be available for sale in the public market, subject to compliance with certain volume restrictions in the case of shares held by affiliates.

   In addition, as of March 13, 2000, there were outstanding options to purchase 3,729,601 shares of common stock that will be eligible for sale in the public market from time to time, subject to vesting and the expiration of lock-up agreements. After the completion of this offering, certain stockholders representing approximately 36,146,055 shares of common stock, including shares issuable upon the exercise of certain warrants to purchase common stock, are entitled to certain demand and piggy-back registration rights.

We are uncertain of our ability to obtain additional financing for our future capital needs.

   We may need to raise additional funds in order to fund more rapid expansion, to expand marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. Additional financing may not be available on terms favorable to us, if at all.

You will experience immediate and substantial dilution in the net tangible book value of the stock you purchase.

   The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed initial public
offering price of $       per share of common stock, if you purchase our common
stock in this offering, you will suffer immediate dilution of approximately
$      per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Accordingly, if you purchase common stock in this offering, you will:

  . pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

  . contribute    % of our capital but will only own    % of the shares
    outstanding.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders.

   Other companies may seek to acquire or merge with us. An acquisition or merger of our company could result in benefits to our stockholders, including an increase in the value of our common stock. Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable.

   These provisions include:

  . authorizing the Board of Directors to issue additional preferred stock;

  . prohibiting cumulative voting in the election of directors;

  . limiting the persons who may call special meetings of stockholders;

  . prohibiting stockholder action by written consent;

  . creating a classified Board of Directors, to which our directors are elected for staggered three year terms; and

  . establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

Our management may not use the net proceeds of this offering effectively.

   Our management has broad discretion over the use of the net proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the net proceeds of this offering. Accordingly, it is possible that our management may allocate the net proceeds differently than investors in this offering would have preferred, or that we fail to maximize our return on the net proceeds from this offering.

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

   This prospectus and the documents incorporated in it by reference contain forward-looking statements about our plans, objectives, expectations and inventions. You can identify these statements by words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully. They discuss our future expectations, contain projections of our future results of operations or our financial condition or state other forward-looking information, and may involve known and unknown risks over which we have no control. You should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, we assume no obligation to update forward-looking statements or update the reasons actual results could differ materially from those anticipated in forward-looking statements. The factors discussed in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business" identify important factors that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

   This prospectus contains data related to the electronic commerce and Internet market. This market data has been included in studies published by International Data Corporation, the Forrester Group, the Gartner Group, Jupiter Communications and Messaging Online. These data include projections that are based on a number of assumptions. We did not independently verify this market data projections or assumptions. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the
shares of common stock will be approximately $      million, based upon the
public offering price of $      per share and after deducting the underwriting
discounts and commissions and estimated offering expenses that we will pay. We
estimate that our net proceeds will be approximately $    million if the
underwriters exercise their over-allotment option in full.

   We intend to use the net proceeds of this offering for general corporate purposes, including investments in marketing, promotion and technology. We have not yet determined the expected expenditures and thus cannot estimate the amount to be used for each specified purpose. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." The principal purposes of this offering are:

  . to obtain additional capital;

  . to create a public market for our common stock;

  . to increase our visibility and credibility; and

  . to facilitate future access to the public equity markets.

   In addition, we may use a portion of the net proceeds to acquire complementary technologies or businesses and enter into additional strategic partnerships. We have no current plans, agreements or commitments with respect to any such acquisitions or additional strategic partnerships. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest our net proceeds in short-term, investment-grade, interest-bearing instruments, repurchase agreements or high-grade corporate notes. Because our management has not designated a specific use for a substantial portion of the net proceeds of this offering, it is possible that they may allocate the net proceeds differently than investors in this offering would have preferred.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and growth of our business. Payment of future dividends, if any, will be at the discretion of our Board of Directors, after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis;

  . on a pro forma basis after giving effect to the following upon the completion of this offering:

   --the conversion of all outstanding shares of non-redeemable and mandatorily redeemable convertible preferred stock; and

   --the exercise of warrants to purchase 835,030 shares at a weighted average exercise price of $1.36 per share; and

  . our pro forma as adjusted capitalization after giving effect to the sale of shares of common stock in this offering at an anticipated initial public offering price of $ per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  as Adjusted
                                                --------  ---------  -----------
                                                    (dollars in thousands)

Long-term obligations, less current portion.... $    406  $    406       $
                                                --------  --------       ---
Redeemable convertible preferred stock, $0.001
 par value, Series C, 11,000,000 shares
 authorized; 7,477,562 shares issued and
 outstanding actual; none pro forma and none
 pro forma as adjusted.........................   28,383        --        --
Stockholders' equity (deficit):
 Convertible Preferred Stock, $0.001 par value,
  18,200,000 shares authorized:
  Series A, 10,100,000 shares designated,
   10,000,000 shares issued and outstanding
   actual; none pro forma and pro forma as
   adjusted....................................    1,980        --        --
  Series B, 8,100,000 shares designated,
   7,444,770 shares issued and outstanding
   actual; none pro forma and pro forma as
   adjusted....................................    9,352        --        --
 Common Stock, $0.001 par value, 70,800,000
  shares authorized; 5,298,547 shares issued
  and outstanding actual; 31,055,909 shares
  issued and outstanding pro forma;      shares
  issued and outstanding pro forma as
  adjusted.....................................        5        31
 Additional paid-in capital....................   27,078    67,902
 Deferred compensation.........................   (4,139)   (4,139)
 Notes receivable from stockholders............     (537)     (537)
 Accumulated deficit...........................  (38,172)  (38,172)
                                                --------  --------       ---
   Total stockholders' equity (deficit)........   (4,433)   25,085
                                                --------  --------       ---
   Total capitalization........................ $ 24,356  $ 25,491       $
                                                ========  ========       ===

   The above table excludes:

  . 3,729,601 shares issuable upon exercise of options outstanding as of March 31, 2000, with a weighted average exercise price of $1.45 per share;

  . 1,188,623 shares available for future grants as of March 13, 2000;

  . warrants to purchase 22,532 shares at a weighted average exercise price of $64.98 per share;

  . 3,322,945 shares of Series C Preferred Stock sold on January 8, 2000; and

  . 1,666,666 shares of Series D Preferred Stock sold on March 10, 2000.

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999 was approximately $25.1 million, or $0.81 per share of common stock. Our pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of December 31, 1999, assuming the conversion of all outstanding shares of preferred stock and the exercise of warrants to purchase 835,030 shares at a weighted average exercise price of $1.36 per share. Our pro forma net tangible book value as of December 31, 1999, after giving effect to the
issuance and sale of the             shares of common stock offered hereby
after deducting underwriting discounts and commissions and estimated offering
expenses would have been $      million, or $      per share.

   This represents an immediate increase in pro forma net tangible book value
per share of $      to existing stockholders and an immediate dilution per
share of $      to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share..................
   Pro forma net tangible book value per share at December 31,
    1999............................................................ $0.81
     Increase in pro forma net tangible book value per share
      attributable to new investors.................................
   Pro forma net tangible book value per share after offering.......
   Pro forma dilution per share to new investors....................

   The following table summarizes, on a pro forma basis, as of March 13, 2000, the number of shares of common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing stockholders for common stock and by new investors purchasing shares of common stock in this offering:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  36,587,542      %  $73,259,824      %      $2.00
   New investors..........
                            ----------   ---   -----------   ---       -----
     Total................               100%  $             100%
                            ==========   ===   ===========   ===       =====

   The foregoing discussion and tables assume no exercise of any stock options. To the extent that any of these options are exercised, there may be further dilution to new investors. As of March 13, 2000, the foregoing discussion excludes:

  . 3,729,601 shares issuable upon exercise of options outstanding with a weighted average exercise price of $1.45 per share and 1,188,623 shares available for future grant; and

  . 22,532 shares issuable upon the exercise of warrants at a weighted average exercise price of $64.98 per share.

                            SELECTED FINANCIAL DATA

   The following selected financial data is derived from and should be read in conjunction with our financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data set forth below as of December 31, 1998 and 1999 and the statement of operations data for each of the three years in the period ended December 31, 1999 are derived from, and are qualified by reference to our audited financial statements included elsewhere in this prospectus. The balance sheet data set forth below as of December 31, 1997, 1996 and 1995 and the statement of operations data for the year ended December 31, 1996 are derived from, and qualified by, reference to our audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 1995 is derived from unaudited financial statements.

   We transitioned our business focus from developing and selling software products to data warehousing and backup services in 1997. Therefore, we believe our 1995 and 1996 financial data is not necessarily meaningful when reading or comparing our results of operations.

                                         Year Ended December 31,
                               -----------------------------------------------
                                  1995
                               (unaudited)  1996     1997     1998      1999
                               ----------- -------  -------  -------  --------
Statement of Operations Data:     (in thousands, except per share data)
Revenue.......................   $    27   $    --  $     7  $   187  $    264
Cost of revenue...............        41       118      276    1,179     2,155
Operating expenses:
 Sales and marketing..........       475       670    1,752    1,787     4,147
 Technology development.......     1,170     3,805    2,457    1,434     2,136
 General and administrative...     1,514     1,633    1,212    1,023     2,387
 Stock-based compensation.....        --        --       38       18     4,651
                                 -------   -------  -------  -------  --------
  Total operating expenses....     3,159     6,108    5,459    4,262    13,321
                                 -------   -------  -------  -------  --------
 Loss from operations.........    (3,173)   (6,226)  (5,728)  (5,254)  (15,212)
 Other income (expense).......       (93)      550      101     (522)   (2,007)
                                 -------   -------  -------  -------  --------
  Net loss....................   $(3,266)  $(5,676) $(5,627) $(5,776) $(17,219)
                                 =======   =======  =======  =======  ========
Basic and diluted loss per
 common share.................   $(3,266)  $(5,676) $(1,125) $  (152) $  (8.78)
                                 =======   =======  =======  =======  ========
Shares used to compute basic
 and diluted net loss per
 common share(1)..............       --        --         5       38     1,962
                                 =======   =======  =======  =======  ========
Pro forma basic and diluted
 net loss per common share
 (unaudited)(1)...............                                        $  (1.00)
                                                                      ========
Shares used to compute pro
 forma basic and diluted net
 loss per common share
 (unaudited)(1)...............                                          17,162
                                                                      ========

                                               December 31,
                               -----------------------------------------------
                                  1995      1996     1997     1998      1999
                               ----------- -------  -------  -------  --------
Balance Sheet Data:                           (in thousands)
Cash and cash equivalents.....   $   516   $ 5,214  $ 2,068  $   406  $ 24,747
Working capital...............     4,279     4,555    1,333   (1,809)   22,590
Total assets..................     6,506     6,645    2,944    1,374    29,558
Long-term obligations, less
 current portion..............       334       229      312      176       406
Redeemable convertible
 preferred stock..............     5,948     5,944    7,719    1,911    28,383
Total stockholders' deficit...    (1,112)     (374)  (5,960)  (3,267)   (4,433)

--------
(1) See Note 5 of notes to our financial statements included elsewhere in this prospectus for an explanation of the method used to determine the number of shares used to compute pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain electronic commerce, and spending. You should not place undue reliance on these forward-looking statements which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in our forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus.

Overview

   Driveway is an online information management service that allows our members to securely and easily store, manage and share their personal and business information from a single virtual location on the Web. Our Driveway services offer free online file storage, access, retrieval and sharing to anyone with Internet access. Driveway was originally incorporated in Washington on October 8, 1993 under the name XactData Services, Inc. In 1997, we changed our name to Atrieva Corporation to reflect our shift in business focus to data warehousing and backup services. We reincorporated in Delaware on February 17, 1998, and in 1999 renamed the company to Driveway with the release of our online information management service.

   We launched our online information management service in February 1999. Comparison of our financial results from year to year prior to 1999 may therefore not be indicative of our future performance due to the adoption of our new business model in February 1999.

 Revenue

   We have derived substantially all our revenue to date from subscribers who pay a monthly fee for online storage services. Billings in advance of services being performed are recorded in deferred revenue, which consist primarily of payments received from customers for prepaid storage services.

   We have recently transitioned our business model whereby registered members of our Driveway services receive an initial allocation of storage, free of charge, with the potential to purchase additional storage. Our revenue in the future will consist of service fees paid by users for additional information storage space and for other premium services. In addition, we expect to derive a substantial part of our services revenue from fees we generate from private label service offerings. Revenue is recognized over the period in which the related service is provided.

   We also expect to derive a significant amount of our revenue from the sale of advertisements delivered to users of our Web site. Advertising revenue will be recognized in the period in which the advertisements are delivered. Advertising programs are generally delivered on either an impression based program or a performance based program. An impression based program earns revenue when an advertisement is delivered to a user of our Web site. A performance based program earns revenue when a user of our Web site responds to an advertisement by linking to an advertiser's Web site. We began to generate advertising revenue in the first quarter of 2000. Our ability to generate revenue for Internet advertising will depend on numerous factors, including our ability to increase our inventory of delivered Internet pages on which advertisements can be displayed and our ability to maintain or increase advertising rates. We also expect to derive revenue from sponsorships in which fees are paid for selective positioning and promotion of our sponsor's logo, marketing messages and site links.

 Cost of Revenue

   Our cost of revenue consists primarily of compensation and benefits for personnel, Web site operations and customer service activities. Web site operation expenses include bandwidth, storage and co-location costs, Web site content, system maintenance and communication expenses, and depreciation on equipment required to run our Web site. Co-location costs include bandwidth, communications and maintenance services by third parties related to hosting of our servers at multiple locations within the United States.

   We are making significant investments in systems technology and have established technology centers in San Francisco, California and Seattle, Washington. We currently have data centers only in the United States, and we expect to open additional data centers in the United States and internationally. These facilities support systems, network services, customer service, storage redundancy and backup between the locations, thereby providing operational systems in the event of a service interruption at any facility when the Web sites are fully operational.

 Sales and Marketing

   Our sales and marketing expenses are comprised primarily of compensation and benefits for personnel, advertising, business development, promotional activities and consulting expenses. We have entered into various marketing and co-marketing agreements with our strategic partners and affiliate Web sites that provide for certain advertising, reciprocal advertising, promotional and customer acquisition activities. These agreements generally have terms of up to three years and provide for payments for services based on the first time a customer clicks on one of our links and registers for the Driveway service and/or becomes an active user of our services. Some agreements include minimum monthly and quarterly payments and in some cases, an up-front Web site placement fee. Placement fees are deferred and expensed throughout the term of the contract. As of December 31, 1999, future minimum payments under these obligations were approximately $4.3 million in 2000 and $425,000 in 2001. Advertising costs are expensed as incurred. The aggregate of commitments at December 31, 1999 was approximately $5.4 million.

   We intend to develop worldwide sales offices. We currently have sales offices only in the United States, although we expect to open additional sales offices in the United States and internationally. We have commitments for expenditures on media advertising in 2000. We intend to expand our sales and marketing force to increase the breadth of our customer base and generate additional revenue. We also intend to expand our sales and marketing efforts globally through leveraging our existing relationship with Lycos Europe, a joint venture between Lycos and Bertelsmann, and by establishing a larger international strategic partner base. We also intend to further develop new and existing strategic relationships to expand our distribution channels and to undertake joint product development and marketing efforts.

 Technology Development

   Technology development expenses consist of expenses for the development and production of new Internet services and for research and development of new or improved technologies to enhance the features and functionality of our Driveway services. Technology development expenses include employee compensation relating to developing and enhancing the features and functionality of our Web site. Our technology expenses also include product development and information services personnel, data telecommunications expense and consultants. Because we believe our Web site is subject to continual and substantial change, technology development expenditures are expensed as incurred. We believe a significant investment in technology is required to remain competitive in the online information management market. Future investments in technology may involve the development, acquisition or licensing of technologies that complement or augment our existing services and technologies. Accordingly, we expect to incur increased product development expenditures in absolute dollars in future periods.

 General and Administrative

   General and administrative expenses consist primarily of salaries and related costs for executive, finance and human resource personnel, professional fees, and other general corporate expenses. We expect that general and administrative expenses will increase in absolute dollars as we add personnel to support expanding operations, incur additional costs related to the growth of our business and assume the reporting requirements of a public company.

 Stock-Based Compensation

   In connection with the issuance of stock and stock options to employees and consultants, we recorded non-cash stock-based compensation charges of $8.8 million for the year ended December 31, 1999. This amount represents the difference between the purchase price or the exercise price of these stock and option grants, as the case may be, and the deemed fair value of the common stock at the time of grant or purchase. Of this amount, we expensed approximately $4.7 million through December 31, 1999. We expect to record additional stock-based compensation in connection with options granted during the first quarter of 2000. The remaining $4.1 million and the additional amount of stock-based compensation from recent grants will be amortized over the remaining vesting period of the options, generally four years or less. Deferred compensation at December 31, 1999 will be amortized as follows: $2.2 million in 2000; $1.0 million in 2001; $569,000 in 2002 and $290,000 in 2003. As a result, the amortization of stock-based compensation will impact our reported results of operations through 2003.

 Income Taxes

   We have recorded no provision for Federal or state income taxes for any period since our inception as we have incurred losses in each period. As of December 31, 1999, we had approximately $35.0 million of Federal and $11.9 million state net operating loss carryforwards for income tax purposes, available to reduce future taxable income, which expire between 2008 and 2019 for Federal and 2019 for state, respectively. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credit carryforwards before utilization.

 Operating History

   We have a limited operating history upon which investors may evaluate our business and prospects. We incurred net losses of $17.2 million, $5.8 million and $5.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. Our accumulated deficit at December 31, 1999 was $38.2 million. We expect to expand our operations and employee base, including our sales, marketing, technical, operational and customer support resources, and as a result, we expect to continue to incur net losses for the foreseeable future. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Results of Operations

Years Ended December 31, 1999, 1998 and 1997

 Revenue

   Revenue increased 41% to $264,000 in 1999 as compared to $187,000 in 1998. Revenue increased 2,571% in 1998 from $7,000 in 1997. The increase in total revenue in 1999 was primarily the result of the launch of our initial online information management service and the increase in registered users of this platform. The increase in revenue in 1998 was primarily due to revenue derived from our data warehousing and backup services launched in January 1998.

 Cost of Revenue

   Cost of revenue increased 83% to $2.2 million in 1999 as compared to $1.2 million in 1998. Cost of revenue increased 335% in 1998 from $276,000 in 1997. The increase in cost of revenue in 1999 was primarily attributable to the costs associated with the launch of our initial online information management service and additional costs related to increased personnel, facilities and other costs associated with growing our Web site infrastructure. The increase in 1998 was primarily due to the launch of our data warehousing and backup services.

 Sales and Marketing

   Sales and marketing expenses increased 132% to $4.1 million in 1999, as compared to $1.8 million in 1998. Sales and marketing expenses were relatively unchanged in 1998, with expenses of $1.8 million in 1997. The increases in these periods in absolute dollars are primarily attributable to an increase in advertising and distribution costs associated with our aggressive brand-building strategy and increases in personnel associated with growth in marketing and business development. We anticipate that sales and marketing expenses in absolute dollars will increase in future periods as we continue to pursue an aggressive brand-building strategy through advertising and distribution, continue to expand our international operations, and continue to build our global direct sales organization.

 Technology Development

   Technology development expenses increased 49% to $2.1 million in 1999, as compared to $1.4 million in 1998. Technology and development expenses decreased 42% from $2.5 million in 1997. The increase in 1999 was primarily attributable to increases in the number of engineers and consultants that develop and enhance our services. The decrease in 1998 was primarily attributable to a decrease in personnel primarily due to a refocusing of our business. We believe a significant investment in technology is required to remain competitive in the online information management market. Accordingly, we expect to incur increased product development expenditures in absolute dollars in future periods.

 General and Administrative

   General and administrative expenses increased 133% to $2.4 million in 1999 as compared to $1.0 million in 1998. General and administrative expenses decreased 16% in 1998 from $1.2 million in 1997. The increase in 1999 was primarily attributable to additional finance, administrative and human resource personnel and higher occupancy costs related to the move of our corporate headquarters to San Francisco, California in the fourth quarter of 1999. The decrease in 1998 was primarily attributable to a decrease in personnel primarily due to a refocusing of our business. We believe that the absolute dollar level of general and administrative expenses will increase in future periods, as a result of an increase in personnel to support expanding operations, incur additional costs related to the growth of our business and assume the reporting requirements of a public company.

 Other Income (Expense), Net

   Other expense increased 283% to $2.0 million in 1999 as compared to $522,000 in 1998. Other expense increased 617% in 1998 from other income of $101,000 in 1997. The increase in other expense in 1999 was primarily the result of interest charges from warrants issued in exchange for guarantees in connection with our bridge financing in the fourth quarter of 1999. The increase in other expense in 1998 was primarily due to additional bank and equipment lease financings.

Liquidity and Capital Resources

   Since our inception, we have funded our operations primarily through private sales of equity securities. On March 13, 2000, we had $38.1 million in cash and cash equivalents. In January 2000, we sold an aggregate of 3,322,945 shares of our Series C Preferred Stock for gross proceeds of $13.2 million. In March 2000, we sold an aggregate of 1,666,666 shares of our Series D Preferred Stock for gross proceeds of $10.0 million.

   Net cash provided by financing activities totaled $33.5 million in 1999, $3.0 million in 1998 and $1.4 million in 1997, generated primarily from the sale of our equity securities. Net cash provided by financing activities primarily consisted of the proceeds of issuances of preferred stock and payments on promissory notes in each of these periods.

   Net cash used in operating activities in 1999 reflected a net loss of $17.2 million offset principally by non-cash stock-based compensation charges totaling $4.7 million and non-cash interest expenses of $2.0 million, an increase of accounts payable and accrued liabilities totaling $2.1 million and depreciation and amortization of $423,000. Net cash used in operating activities in 1998 reflected a net loss of $5.8 million offset by depreciation and amortization of $502,000, non-cash interest expenses of $469,000, and an increase in accrued expenses of $645,000. Net cash used in operating activities in 1997 reflected a net loss of $5.6 million offset by depreciation and amortization of $845,000.

   Since our inception, our investing activities have consisted primarily of purchases of property and equipment, principally computer hardware and software for our growing number of employees. Capital expenditures totaled $1.2 million in 1999, $454,000 in 1998 and $295,000 in 1997. We had $2.9 million in capital expenditure commitments as of December 31, 1999, and we expect that capital expenditures will increase with our anticipated growth in operations, infrastructure and personnel both domestically and internationally.

   We currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments and credit facility, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. Our future liquidity and capital requirements will depend upon numerous factors, including costs and timing of expansion of research and development efforts and the success of such efforts, the success of our existing and new service offerings and competing technological and market developments. The factors described earlier in this paragraph will impact our future capital requirements and the adequacy of its available funds. There can be no assurance that additional financing will be available when needed on terms favorable to us, if at all.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000, or January 1, 2001 for us. We do not expect that the adoption of this statement will have a material impact on our reported results of operations.

Market Risk

   The following discussion analyzes our exposure to market risk related to changes in interest rates and foreign currency exchange rates.

 Foreign Exchange Rate Risk

   To date, substantially all of our recognized revenue has been denominated in U.S. dollars and generated primarily from customers in the United States, and our exposure to foreign currency exchange rates has been immaterial. We expect, however, that future product and service revenue may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products and services less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

 Interest Rate Risk

   As of December 31, 1999, we had cash and cash equivalents of $24.7 million consisting of cash and highly liquid, short-term investments. Our short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, our exposure to interest rate changes is minimal. Declines of interest rates over time will, however, reduce our interest income from our short-term investments. Our outstanding notes payable and capital lease obligations are all at fixed interest rates and therefore have minimal exposure to interest rate fluctuations.

                                    BUSINESS

Overview

   Driveway is an easy to use online information management service that allows our members to store, manage and share their personal and business information from a single virtual location on the Web. We believe these functions are important to Internet users who seek new forms of communications to facilitate both the types of content and the ability to remotely access that content from multiple disparate devices. We believe our market has characteristics and benefits similar to the growth and adoption of the Web-based email market, which is indicative of the current potential market for online information management. Because we target Internet users who possess a high degree of integration between their personal and business Internet use and frequently participate in ecommerce, we attempt to aggregate an attractive member base to drive multiple streams of revenue for Driveway and our strategic partners.

   In the last twelve months, more than 3 million members have registered for our Driveway services. We have achieved this growth and have begun to expand our online information management solutions primarily through our strategic partnerships, including Lycos, McAfee.com and Microsoft.

Industry Background

 Expanding Uses of the Internet Driving the Need for Online Storage

   The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically. The explosive growth of the Internet and its increasing influence on communication and commerce continues unabated. According to the International Data Corporation in June 1999, the number of Web users worldwide will grow from an estimated 196 million in 1999 to 502 million by 2003. Furthermore, the International Data Corporation estimates that the total value of goods and services purchased over the Web will increase from approximately $111 billion in 1999 to approximately $1.3 trillion in 2003. Some of the many contributors to this growth have been the rapid technological improvements to Internet infrastructure and bandwidth capacity, which have allowed users to quickly download and upload information in multiple formats, run Web-based applications and complete commerce transactions.

   These uses represent a significant shift in usage patterns, as traditionally the Internet was used primarily to acquire information most often stored in simple text-based format. As the Internet continues to expand and evolve, we believe users will increasingly move towards online management and storage solutions to accommodate this shift. We further believe that dependence on traditional desktop or private network solutions for information and storage management limits or hampers an individual's ability to fully take advantage of the capabilities of the Internet for their personal and business information needs.

   Some of the drivers of the demand for online information management include:

  . Multiple Web Access Points. Many users frequently use more than one personal computer for Internet access. We believe they are looking for ways to remotely access all their files from a single virtual location that is not limited by multiple computers located both at home, in the office or elsewhere. For example, we believe many users are frustrated with emailing files to themselves to have access to their information from different computers in disparate locations.

  . Web-enabled Devices. Internet access has expanded beyond personal computers to personal digital assistants, cellular phones and other thin client devices, which have limited storage capability. This expansion has created new challenges for users who are looking for ways to access information from these devices.

  . Voluminous Data. The Internet is a virtual marketplace, providing vast quantities of information from different sources. Users can shop insurance rates, compare automobile options, and collect relevant information about their favorite stocks, all through the Internet.

  . Rich Media. The introduction onto the Web of rich media, including music, video and picture downloads, has created new possibilities for ecommerce and user interactivity. Web sites are moving beyond simple presentation of data and providing new functionality through applications such as MP3 music file downloads, online video games and picture downloads made possible by the recent proliferation of digital cameras. We anticipate that storage needs will substantially increase as Web users will increasingly look to store data within Web sites. According to Forrester in February 2000, Web sites should be prepared to provide users with up to 200 megabyte of storage by 2002 and 1 gigabyte by 2005.

   These drivers, combined with the improved technological advancements to the Internet infrastructure, should create a significant opportunity for online information management. We believe that the Web-based email market has characteristics and benefits similar to online information management. According to Messaging Online, as of October 26, 1999, there were an estimated 431 million electronic mailboxes worldwide over 138 million, or 32% of which were Web-based email accounts. According to the Gartner Group, approximately 300 billion email messages were sent in 1998. We believe this adoption rate and market size is indicative of our current potential market.

 Requirements for Online Applications

   To remain competitive, Web sites are constantly looking for ways to increase the utility of their Web sites. To accomplish this objective, many Web sites have layered applications onto their existing service offerings in an effort to decrease the static, one-way nature of the traditional Internet and to increase the ability of users to communicate with each other and share information. As Web sites attempt to provide more value added applications, we believe they are demanding several requirements of those applications, including:

  . differentiating functionality;

  . aiding in customer acquisition and retention;

  . increasing revenue opportunities; and

  . encouraging return visits.

   As an example, email has emerged as a basic application that many Web sites have integrated into their offerings in order to fulfill these requirements. As Web sites build out their application offerings, we believe that online information management will add immediate value to Web sites because it not only satisfies the demand of users to share information, it also integrates seamlessly with many other existing and emerging applications.

 The Emergence and Demand for Online Information Management

   In an environment of increasingly ubiquitous Internet access and complex and rich multi-media content, we believe Internet users will demand tools that help them store, manage and share information central to their personal and business lives. We believe the following represent the primary user requirements for online information management:

  . Ubiquitous access. Remote access to files from any Web-enabled computer or device anywhere in the world.

  . Single account. Storage of work files and personal and business information, including documents and digital photos, and music downloads from Web sites or desktop applications into one convenient account.

  . Organize information. Manage and organize myriad files and a growing volume of information.

  . Ease of use. Access to information from any Web browser through an intuitive interface without requiring downloads or additional configuration.

  . Integration with leading Internet sites and applications. Access to online data from within Web sites and a single online storage desktop application.

  . Sharing of information. Selectively sharing information with anyone with an Internet connection.

  . Privacy. Control of access to user information and selectively share files without allowing access to other information stored in a user account.

  . Security. Assurance that data is secured for only specified uses.

  . Scalability. Availability of additional space on demand and assurance that data availability will not vary as demands on the system increase.

  . Reliability. Available 24 hours a day, 7 days a week.

   As a result of these factors, we believe that Web sites seeking value added and differentiating applications and Internet users seeking to store, manage and share information are increasingly requiring an effective online information management solution.

The Driveway Solution

   Driveway is an easy to use online information management service that allows members to store, manage and share their personal and business information. Our solution is available to any Internet user and for nearly all types of electronic data, including URL's, desktop files and rich multimedia content. We have designed our architecture to be scalable and to meet high standards of reliability as our member base expands rapidly. Our system is designed to be completely device and platform agnostic, a feature that offers our members the greatest freedom and flexibility to manage their online personal and business information. In addition, we actively partner with highly trafficked Web sites to help them increase their value to their users. We believe our solution provides significant benefits to both our members and our strategic partners.

 Benefits to our members:

   Ubiquitous access to information from multiple devices. We allow members to store and access information at any time from any standard Web-enabled device, which we define as any device that supports hyper-text transfer protocol (HTTP) and hyper-text mark-up language (HTML). The Driveway online information management service permits members to use a company computer, a personal computer or any other standard Web-enabled device to access information. In addition, Driveway provides a single virtual location for all personal and business files. As a result, Driveway makes using Internet-based information easier. For example, Driveway obviates the need to email large rich-media files across disparate platforms, systems or multiple computers. Furthermore, Driveway works with Unix, Mac and PC platforms and is not affected by most standard firewall applications.

   Ability to securely share private information. We enable information-sharing by allowing our members to provide secure password-protected, highly customizable access to other Internet users. Members can grant access to one or more folders within their Driveway account to any number of Internet users. Business files can be stored in a secure manner and accessed by colleagues from any standard Web-enabled device without the need to dial into a private network. In addition, by specifying a particular folder to which another individual has access, users can minimize privacy concerns raised by storing personal and business information in the same account.

   Ease of use. Our solution is compatible with all browsers, version 2.1 and above, and does not require users to download client software. Driveway requires no configuration or administrative set-up. Our intuitive user interface makes it easy for users to aggregate information from disparate sources and logically organize it into manageable folders within their account.

   Integration with existing Web sites and applications. Our online information management solution is accessible from all of our strategic partners and more than 4,000 affiliates. We integrate into the existing applications of some of our strategic partners' Web sites, making it even easier for users to manage and organize activities from multiple sites into their Driveway account. In addition, Driveway can be integrated into our users' desktops through our recent strategic partnership with Microsoft, which provides Driveway access into the Windows environment and Office 2000 applications.

 Benefits to our strategic partners:

   Adds functionality. Our online information management services provide an additional service to our strategic partners' Web site offerings. Additionally, our online information management application can be seamlessly integrated into existing and emerging Web site applications. For example, Web portals may integrate our information management solution with email, local directories, maps and scheduling services to immediately enhance the value of these applications to their users.

   Aids in customer acquisition and retention. By providing a more complete set of services to users, our strategic partners can differentiate themselves from their competitors, attract new users and retain existing users. We believe that integrating the Driveway services into strategic partner Web sites may attract current Driveway members to the service offerings of our other strategic partners. We also believe that as users store more information from the strategic partner's site onto their Driveway account, they will have an increased loyalty to that Web site.

   Enhances stickiness. Because we can integrate our online information management solution with a strategic partner's Web site applications, users have all relevant information centrally located, potentially increasing the time a user is active on our strategic partner's Web site. Our services allow a user to save large files obtained on the strategic partner site in a minimal amount of the time without downloads and without substantially interrupting the user's experience on the strategic partner's Web site.

   Facilitates new revenue opportunities. Our strategic partners can share in revenues generated from paid services from members we receive through that strategic partner. We provide our strategic partners access to our extensive member base for opt-in marketing programs and other advertising opportunities. In addition, our strategic partners can offer value added applications to our members.

Strategy

   We intend to be the leading provider of online information management services. We plan to achieve market leadership by rapidly growing our membership base through strategic partnerships that can drive new members with attractive demographics to our services. We also intend to grow our membership base through marketing activities that will drive new members directly to our site and through registrations that result when a member shares Driveway files with an Internet user who subsequently becomes a member. We believe that enhancing the profile and utility of our services will result in greater activity and higher rates of user retention increasing the revenue opportunities from each member. We also plan to increase revenue opportunities by offering the Driveway services to business-to-business Web sites. The following are the primary elements of our strategy for achieving these objectives:

 Capitalize on Growing Member Base to Drive Multiple Revenue Streams

   We intend to expand and capitalize on our large and growing membership base. We believe continued enhancements of our services and continued integration of Driveway into our member's Internet activities will allow us to grow and retain an increasingly active user base. As we expand the number of members and increase the amount and duration of activity on our site, we intend to utilize this customer engagement to drive multiple streams of revenue. User activity on our Web site will drive advertising and promotional revenue. In addition, because we collect demographic information from our members as part of our registration process and in other solicitations, we plan to utilize this information to achieve higher advertising rates. We plan to promote the purchase of additional storage capacity and promote our own and our strategic partners' services. We also expect to develop new functionality and create strategic partnerships where we can recognize revenue by exposing our user base to additional offerings.

 Leverage Existing Strategic Partnerships and Develop New Relationships

   We intend to reach new prospective members through our strategic partnerships and leverage our growing membership base to develop new strategic relationships. Partner-driven growth is an important element of our strategy and has accounted for approximately 80% of our membership base. Because our strategic partners provide us with information on their users, we are able to focus our marketing efforts on Internet users who we believe are more likely to be active users of our services and result in higher revenue per member. Furthermore, as our membership base grows, we believe that a strategic partner's access to our members combined with the value in an integrated Driveway service may cause a decrease in our member acquisition costs.

 Build Driveway Brand

   We intend to establish Driveway as the leading brand for online information management. Our branding efforts are designed to foster new strategic partnerships and increase direct membership recruitment and retention. In addition, we intend to educate the press, Internet users and potential strategic partners about the advantages of our online information management services. We believe that as Web sites and users begin to encounter our solution more frequently and understand the value of online information management, we will experience a dramatic increase in the number of strategic partnerships as well as continued growth in our membership base.

 Enable Additional Applications and Services

   We intend to further enable our strategic partners to create and manage new applications that utilize our Driveway services. We plan to integrate our online information management platform into online application providers' Web sites to provide a central location to store, manage and share the activities of these applications. For example, we plan to release enhanced product features, including site-to-site file transfers, folder messaging and sophisticated user profiling, designed to further enhance and facilitate our integration into our strategic partners' sites and applications.

 Enable Functionality to Mobile Devices

   We intend to add features to our solution that will allow our members to access their information through a variety of wireless devices, such as mobile telephones, personal digital assistants or personal computers that are connected to the Internet by wireless service. We intend to enter into strategic relationships with key providers of content and applications delivered by wireless service companies. We plan to enter into relationships to enable access to a Driveway account from a wireless device.

 Capitalize on Web-Based Business-to-Business Opportunity

   We intend to private label our Driveway service offerings for Web sites that are focused on business-to-business opportunities. By private labeling our services, we intend to further spread our solution across the Web and generate revenue directly from business-to-business Web sites. Using our private label offerings, sites can outsource their online information storage requirements, enhancing the functionality of their Web sites, reducing the costs associated with these services and reducing the time involved in deploying these services. We also believe by establishing our services on popular Web sites, users will demand our services outside of those sites as well.

 Pursue International Market Opportunity

   We intend to form international strategic partnerships because we believe that worldwide demand for online information management presents a significant opportunity for us to acquire new members. To facilitate this effort, we developed our interface to easily allow translation into different languages. In December 1999, we formed an exclusive strategic partnership with Lycos Europe, a joint venture of Lycos and Bertelsmann and one of the most highly trafficked Web sites in Europe, to expand our online information management platform. We intend to invest resources and capital to further expand our sales and marketing efforts internationally to address the needs of online information management worldwide.

Our Services

   Driveway provides personal online information management to its members and allows them to remotely and securely access files anytime from a standard Web-enabled device. Users must register to become a Driveway member, and each member receives an initial allocation of storage space free of charge. Users may also purchase additional space from our Web site or through some of our strategic partners' Web sites. Using our real time registration technology, members who register at some of our strategic partner's sites are automatically registered for the Driveway services. Each Driveway account is customizable, enabling members to create personalized folders using their own organization structures. They can also choose to selectively share folders with other Internet users.

   The following table summarizes the features and benefits of Driveway:

                                     STORE

------------------------------------------------------------------------------------------------------------------------------------
         Feature                   Description                       Benefit
------------------------------------------------------------------------------------------------------------------------------------
  Web Folders            Full integration with           . Drag and drop files from hard
                         Microsoft's Web Folders           drive to Driveway
                         technology                        .Save files directly to
                                                           Driveway from within the
                                                           Windows environment and
                                                           Office 2000
------------------------------------------------------------------------------------------------------------------------------------
  Park It                Save Web-based data directly to . One step file save from a
                         a Driveway account without        strategic partner site to a
                         downloading it to a hard drive    Driveway account
                         and then uploading it to          .Significantly decreases file
                         Driveway account                  save time
------------------------------------------------------------------------------------------------------------------------------------
  Additional Storage     Purchase additional storage     . Virtually no limit to the
  Capacity               space through an easy online      amount of space a user may
                         transaction                       buy
------------------------------------------------------------------------------------------------------------------------------------
  Upload Multiple Files  Upload a number of files at the . One step multiple file
                         same time                         uploads
                                                           .Speed and efficiency
------------------------------------------------------------------------------------------------------------------------------------

                                     MANAGE

-------------------------------------------------------------------------------------------
          Feature                     Description                       Benefit
-------------------------------------------------------------------------------------------
  Real Time Registration    Register at a strategic partner . One step, seamless
                            Web site and simultaneously       registration
                            register for a Driveway account   .Member does not need to
                                                              enter information twice
-------------------------------------------------------------------------------------------
  Auto Login                When a Driveway user logs onto  . Saving files from a strategic
                            a strategic partner Web site,     partner site to Driveway is a
                            that user is automatically        one step process
                            logged into Driveway              .Single sign-on for both
                                                              Driveway and a strategic
                                                              partner site
-------------------------------------------------------------------------------------------
  Security                  User accounts are secure at all . Secure file storage
                            times and must be accessed with
                            a user name and password
-------------------------------------------------------------------------------------------
  Query Service             View in real time the folders   . Instant view into Driveway
                            in a Driveway account from a      account from a strategic
                            strategic partner Web site        partner site
                                                              .One click access to Driveway
-------------------------------------------------------------------------------------------
  Sorting                   Sort folders and files by any   . Easy organization of files
                            current category (i.e., file      and folders
                            name, file type, date, etc.)
-------------------------------------------------------------------------------------------
  File Information Summary  Add summary information         . Search for files according to
                            regarding any file in a           personalized criteria
                            Driveway account (i.e.,           .Quick summaries of files
                            authors, subject, key words,      without opening a file
                            etc.)
-------------------------------------------------------------------------------------------

                                     SHARE

------------------------------------------------------------------------------------------------------------------------------------
         Feature                    Description                       Benefit
------------------------------------------------------------------------------------------------------------------------------------
  Flexible Sharing        Share files with anyone on the  . Users do not need to be
                          Internet with an email address    Driveway members to access
                                                            shared files
------------------------------------------------------------------------------------------------------------------------------------
  Secure Private Sharing  Share specified password        . Share folders and files with
                          protected Driveway folders with   anyone
                          others and create personalized    .Allows members to store
                          emails notifying others of        private personal and business
                          folders they are allowed to       information in the same
                          access                            account
------------------------------------------------------------------------------------------------------------------------------------

Consumer Target Market

   We target a large number of Internet users that have a need to store, manage and share information from multiple locations. We believe that busy professionals needing to access the Internet to manage multiple aspects of their lives are the most active users of the Internet and account for a disproportionate amount of money being spent on online purchases. We believe that this group of users represents a highly attractive demographic to advertisers and sponsors.

   We believe that many of these busy professionals need to access information both at home and at work. The Internet has helped these professionals balance their work requirements and their home needs, but we believe that they are requiring a solution to remotely access all of their information from any location.

   We also target a large group of users that access the Internet to make online purchases. Jupiter Communications stated that in 1999, 20.5 million adults 19-50 years old, made a purchase online. This group represents 71% of all purchasers online. The same study stated that this group of adults spent $11.7 billion dollars online in 1999, 79% of all money spent online in the same year. As individuals become increasingly busier, they are depending on the Internet to provide solutions that simplify their lives.

   We believe that busy, adult professionals represents the key market for the Driveway service because we offer these users the easiest and most convenient way to control information and balance their lives.

Affiliates and Strategic Partnerships

   We have entered into strategic relationships with ten partners, and over 4,000 Web sites have opted into our affiliate program. Our affiliates provide their visitors with a link to our Web site and we pay these affiliates a fee for member conversions. Our strategic partner relationships meet one or more of the following five criteria:

  . our registration process is integrated with the strategic partner's registration process;

  . access is integrated into the strategic partner's software product;

  . we are deeply integrated into the strategic partner's online service;

  . our services are highlighted in multiple specified ways throughout the strategic partner's site; or

  . our relationship with the strategic partner is exclusive.

   We have entered into strategic partner relationships with the following:

      Backup Buddy                  Lycos                        MSN
      Juno Online Services          Lycos Europe                 Phoenix Technologies
      LookSmart                     McAfee.com                   USA.NET
                                    Microsoft

   We believe that these relationships aid us in customer acquisition, development of new applications and services and also increase our revenues. To date, we have acquired more than 80% of our members through our strategic partnerships and affiliates. The following case studies illustrate how our strategic partners enable us to expand market acceptance of our services and enhance our applications:

 Microsoft

   Microsoft's Web Folders feature enables save-to-the-web functionality from within the Office environment, as well as web-to-desktop drag and drop capability from within Windows Explorer, the Windows desktop and Internet Explorer Favorites. With the rapid growth in usage of Microsoft Office Products among small business and individual users, Microsoft wanted to promote this Web Folders feature to these users via an Internet File Storage partner who could provide ready and reliable service. In February 2000, we began distributing software which automates the process of creating a Driveway Web Folder enabling a user to save a Microsoft document directly to their Driveway account from within the desktop. We will also shortly distribute an application that will automate the processes of both registering for Driveway and creating a Driveway Web Folder for Microsoft Office customers.

   We also provide our online data management services within the eServices offering on the Microsoft Office Web sites. In addition, because the Web Folders technology is enabled at the operating system level, many other Microsoft applications, including Microsoft Money financial software and TaxSaver software, are capable of seamlessly interoperating through Web Folders with Driveway.

 Lycos.com

   As one of the largest Internet portals, Lycos constantly seeks to enhance its functionality and services in an attempt to keep its users coming back to the Lycos network and extend the time spent using Lycos network properties. In November 1999, we signed a two year agreement with Lycos to provide the Driveway services to users of the various Lycos network sites. The agreement calls for integration and promotion within Lycos' Tripod and Angelfire, two of Lycos' most heavily trafficked web-page building sites, and also contemplates further integration with the popular MyLycos personal page service. In February 2000, we launched the Driveway services on the Tripod.com site, offering Driveway as a service option to Tripod users at the time of registration. Users of the Tripod service can use Driveway services to store Web-page building assets and to back up their Web sites. We are currently working with Lycos to implement similar integrations with the popular Angelfire and MyLycos services. We believe that Lycos users gain immediate benefit from the integration of the Driveway service into the Lycos properties.

 McAfee.com

   McAfee.com is one of the fastest growing subscription-based Application Service Providers that provides a full suite of Internet-based PC maintenance and support solutions, such as virus scanning, troubleshooting, drive optimization, repair and updating services. Since December 1999, our online information management services have been offered to McAfee.com visitors and subscribers through a variety of banners, tiles, text links and registration options. McAfee.com recently decided to incorporate certain of its own and third party PC support services within an intuitive, readily accessible interface. McAfee chose Driveway to provide it with a reliable, scalable file storage offering for users of this interface. In February 2000, we amended our agreement with McAfee.com to provide the exclusive online information management option within this McAfee.com interface. As part of the amended agreement, all trial and paid subscribers of McAfee Clinic will have immediate access to the Driveway services from within this McAfee.com interface. By choosing Driveway as its file management offering, McAfee is able to provide its users with a robust online information management offering, without the expense and distraction of deploying a storage infrastructure.

Infrastructure and Operations

   We have deployed a highly secure, robust and scalable infrastructure designed to support Internet-based content management. This infrastructure is capable of processing millions of concurrent transactions and managing millions of customer accounts. Our architecture enables us to provide highly integrated features through our strategic partner sites and to exchange backend data for applications such as real-time joint registration and auto login. Furthermore, our platform is designed to enable users to access their data independent of type of access device. Key features of our infrastructure include:

 Physical Infrastructure

   In order to maintain a high level of Web site availability and security, we co-locate our Web servers and our high volume file storage systems at fault tolerant data centers operated by Level (3) in San Francisco, California and Exodus Communications, Seattle, Washington. These data centers are monitored 24 hours a day, 7 days a week and are equipped with redundant fiber links, back-up cooling and power. We are currently implementing separate redundant servers and file storage systems.

 Three-Tier Architecture

   We utilize industry standard systems to create our robust and scalable three-tier architecture. At the first tier, we operate a Sun Web server cluster to present our user interface and manage file transfer transactions. Our load balancing and clustering software, running off of Cisco equipment, enables us to add servers to the cluster to increase session capacity and to swap faulty servers out of the cluster with minimal user disruption.

   At the second tier, we utilize sophisticated middleware tools to provide robust modeling of user data, business logic and robust transaction processing. The flexibility of our second tier enables us to perform highly functional integration with our strategic partners and to develop new functionality such as our Park It service.

   Our third tier is divided between two key sub-categories, account data and file meta data that resides on standard database servers running Oracle relational database software, and user-stored data that resides on a highly stable and scalable EMC/2/ file system.

 Security and Availability of Data

   We currently utilize third party firewall applications to control access to our backend systems. In addition, we have implemented systems and procedures to protect the availability and integrity of users' stored data in the event of catastrophic events, equipment failure and human error or sabotage. We monitor our systems and telecommunications links 24 hours a day, 7 days a week, and perform daily tape backups, which are remotely archived.

   We have, in the past, experienced periodic system interruptions, which we believe will occur from time to time based upon software errors, hardware failure, human error, sabotage or catastrophic events beyond our control. We are currently in the process of switching file storage equipment to EMC/2/ equipment in an attempt to mitigate these outages.

Marketing

   Our marketing promotional activities are focused on serving our current member base, building our brand and attracting large numbers of members. These activities will include the use of public relations, broadcast, online advertising, print advertisements and email marketing. The key elements of our marketing efforts include the following:

 Serving Our Current Members

   We target our current members with a significant marketing effort through three primary ways. We have a quarterly newsletter giving promotional offers and keeping our members informed about product and service developments. Our members can also view information regarding promotional offerings and Driveway service updates from the Driveway site and the sites of our strategic partners. Finally, we engage in opt-in email marketing campaigns to our current members targeting their specific needs based on demographic information that we have solicited from them.

 Branding

   Our branding efforts are designed to both support our strategic partnership activity and drive direct user recruitment and retention activity. Educating consumers and strategic partners about the advantages of personal storage space on the Web is key to our strategy. Our current marketing efforts are focused on the most basic benefits of our services and establishing Driveway as the premier solution for online information management. However, we believe that as online storage becomes more pervasive, we must articulate the incremental value and vision of our services to our members and other Web sites to continue our growth.

 Viral Marketing

   Our Driveway services, like email, is viral in its application. We focus our marketing messages and activities on stimulating this growth. For example, most Driveway members take advantage of our file-sharing capabilities with their friends and associates. As the recipients of shared files are increasingly exposed to the value of Driveway as a collaboration tool and as an easy way to share information, we market to them to both open their own Driveway account and to continue sharing with other non-Driveway members.

Competition

   The market for online information management is emerging and rapidly evolving. Competition in this area is intense and is expected to increase significantly in the future as there are no substantial barriers to entry. Competition may also increase as a result of industry consolidation.

   Our ability to compete depends on many factors, some of which are outside of our control. These factors include:

  . the level of our brand recognition;

  . the quality and functionality of our services as compared with services offered by our competitors;

  . user affinity and loyalty;

  . our demographic focus;

  . the reliability of our services; and

  . our sales and marketing efforts.

   There are several companies that offer online information management solutions. None of these companies is currently dominant in our space. In addition, many companies may develop in-house solutions to provide online information management, which may compete with us for users and strategic partnerships and offer similar services as the following:

  . Internet portal and content companies, such as America Online and Yahoo!;

  . online community sites, such as iVillage;

  . online personal homepage services, such as Yahoo! Geocities;

  . online music services that offer storage space for digital music files, such as MP3.com and Real Networks; and

  . Internet desktop companies, such as Visto and desktop.com.

   We will likely also face competition in the future from developers of Web directories, search engine providers, shareware archives, content sites, commercial online services, sites maintained by Internet service providers and other entities that establish or attempt to establish online information management solutions by developing their own offerings or by purchasing or entering into significant strategic partnerships with one of our competitors.

   We may also face competition from traditional storage solutions, including currently installed hard drives which can be modified to add substantially more storage space and from stand-alone equipment such as Iomega zip drives. Enhancements to hard drive capacity could increase current storage capacity of personal computers to such a level where our online information management solution might not be as compelling. Also, hand-held devices that are internet-connected could in the future be equipped with hard drives with sufficient storage for music and other rich data files.

   Further, our competitors and potential competitors may develop online information management solutions or other online services that are equal or superior to ours, or that achieve greater market acceptance than our services.

Proprietary Rights

   We regard substantial elements of our Web site and underlying technology as proprietary and attempt to protect them by relying on trademark, service mark, copyright and trade secret laws, restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants and with third parties in connection with our license agreements. Such confidentiality agreements generally seek to control access to, and distribution of, our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

   Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights. We also cannot assure you that the steps that we have taken will prevent misappropriation or infringement of our proprietary information, which could have a material adverse effect on our business, results of operations and financial condition.

   Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, our business activities may infringe upon the proprietary rights of others and other parties may assert infringement claims against us, including claims that arise from directly or indirectly providing hyperlink text links to Web sites operated by third parties. Such claims and any resultant litigation, should it occur, might subject us to significant liability for damages, might result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and have a material adverse effect on our business, results of operations and financial condition.

   We currently license from third parties certain technologies and information incorporated into our Web site. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. We cannot assure you that these third-party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Additionally, we cannot assure you that the third parties from which we currently license our technology and information will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services. It could also adversely affect the performance of our existing services until equivalent technology or information can be identified, obtained and integrated.

Employees

   As of March 13, 2000, we had 61 employees, of which 17 work in operations, 16 work in sales and marketing, 18 work in technology development and 10 work in general and administrative capacities. We have never experienced a work stoppage and no personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

   The location of our corporate headquarters is 380 Brannan Street, San Francisco, CA 94107 and is approximately 2,000 square feet in size. In addition, we maintain facilities of approximately 10,000 square feet at 460A Bryant Street, San Francisco, CA 94107 and approximately 7,200 square feet at 600 Union Street, Suite 911, Seattle, WA 98101.

Legal Proceedings

   We are not involved in any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The names, ages and positions of our executive officers and directors as of March 13, 2000 are as follows:

Name                        Age Position
----                        --- --------
Larry Barels...............  51 Chairman of the Board of Directors
Christopher S. Logan.......  38 President, Chief Executive Officer and Director
Kent Jarvi.................  44 Chief Financial Officer and Secretary
Philip S. Constantinou.....  28 Vice President--Engineering
Larry Jones................  43 Vice President--Product Marketing
Michael Vanneman...........  43 Vice President--Sales
Michael Zukerman...........  40 Vice President--Business Development
George Garrick.............  48 Director
Gary E. Gigot..............  49 Director
John A. Hawkins(1)(2)......  39 Director
Kenneth P. Lawler(1).......  40 Director
Alan E. Salzman(2).........  46 Director
Shahan D. Soghikian(1).....  41 Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

   Larry Barels has served as a member of the Board of Directors since May 1999 and has acted as Chairman of the Board of Directors since June 1999. From November 1998 to June 1999, Mr. Barels served as our President and Chief Executive Officer. From January 1995 to September 1997, Mr. Barels was Chairman of Software.com, Inc. From January 1985 to July 1993, Mr. Barels was Chairman and Chief Executive Officer of Wavefront Technologies, and from July 1993 to September 1995, acted as Chairman of Wavefront Technologies. Since 1996, Mr. Barels has been a Principal of Pacific Capital Resources, an investment company. Mr. Barels is a director of Miramar Systems, Inc., MSC Software Corporation and Miravant Medical Technologies. Mr. Barels received his B.A. degree in Communications from Brigham Young University.

   Christopher S. Logan has served as our President, Chief Executive Officer and a Director since June 1999. Mr. Logan was a Founder and Director of Fabrik Communications, Inc. and served as Chief Executive Officer from February 1994 to September 1998, and continues to be a director of the company. From July 1992 to September 1993, Mr. Logan was Vice President of Operations and Development for Trade Reporting and Data Exchange. From December 1990 to July 1992, Mr. Logan held senior marketing and engineer positions at Netopia, Inc. (formerly Farallon Computing, Inc.) Mr. Logan received his B.S. degree in Engineering with an emphasis in Control Systems from the University of California, Davis.

   Kent Jarvi has served as our Chief Financial Officer and Secretary since September 1999. From September 1998 to May 1999, Mr. Jarvi was Vice President and Chief Financial Officer of Fabrik Communications, Inc. From February 1997 to May 1998, Mr. Jarvi was Chief Financial Officer and Vice President of Finance & Administration for Optimal Networks Corporation. From January 1995 to August 1996, Mr. Jarvi was Chief Financial Officer for Airsoft Inc. From September 1982 to August 1991, Mr. Jarvi co-founded and was the Chief Financial Officer of XA Systems, Inc. Mr. Jarvi received a B.A. degree in Business and a M.B.A. degree in Finance from Michigan State University.

   Philip S. Constantinou has served as our Vice President--Engineering since November 1999. From March 1995 to May 1999, Mr. Constantinou was a consultant, senior engineer and director of engineering at Caresoft, Inc. Mr. Constantinou received a B.S. degree in Computer Science from Stanford University.

   Larry Jones has served as our Vice President--Product Marketing since February 2000. From January 1999 to January 2000, Mr. Jones was the Director of Marketing of E*Trade Securities, Inc.'s Business Solutions Group. From May 1994 to January 1999, Mr. Jones held various marketing management roles at Lotus Development Corporation, a subsidiary of IBM Corporation for Lotus Notes and cc:Mail. From January 1989 to May 1994, Mr. Jones held various product management positions at Netopia Inc. (formerly Farallon Computing, Inc.). From September 1978 to January 1989, Mr. Jones held various product management positions at Nortel Networks Corporation (Northern Telecom). Mr. Jones obtained a B.A. degree in History from the University of Michigan.

   Michael Vanneman has served as our Vice President--Sales since February 2000. From October 1997 to October 1999, Mr. Vanneman was Vice President of Sales of ReleaseNow.com Corporation. From July 1993 to August 1997, Mr. Vanneman was the Vice President of Worldwide Sales of RayDream, Inc. From June 1990 to June 1995, Mr. Vanneman was the Director of North American Sales of Radius, Inc. From November 1988 to July 1990, Mr. Vanneman was the Director of Sales of Super Mac Technology. During the period from August 1982 to November 1988, Mr. Vanneman worked at Softsel Computer Products and Micro America. Mr. Vanneman received a B.S. degree in Sociology from University of California, Los Angeles.

   Michael Zukerman has served as our Vice President--Business Development since July 1999. From October 1996 to July 1999, Mr. Zukerman was the Vice President of Business Development and General Counsel for SegaSoft Networks, Inc. From September 1989 to October 1996, Mr. Zukerman was Vice President and General Counsel of Netopia, Inc. (formerly Farallon Computing, Inc.). From June 1986 to September 1989, Mr. Zukerman was an attorney with the law firm of Brobeck, Phleger & Harrison LLP. Mr. Zukerman received a B.A. degree in Social Welfare from the University of California, Berkeley and a J.D. degree from the American University.

   George R. Garrick has served as a member of our Board of Directors since March 2000. From May 1998 to the present, Mr. Garrick has been the Chief Executive Officer, President and a Director of Flycast Communications Corporation. From September 1997 until May 1998, Mr. Garrick owned and operated his own private venture and consulting company, G2 Ventures, Inc. From April 1997 until September 1997, Mr. Garrick served as Chief Marketing Officer for PowerAgent, Inc., an Internet media and marketing company. From March 1996 until April 1997, Mr. Garrick founded and operated NetROI LLC, an audience measurement software company. From November 1993 until March 1996, Mr. Garrick served as the President and Chief Executive Officer of Information Resources, Inc.-North America, a marketing measurement company. Other than the period from July through October 1993, when Mr. Garrick served as President and Chief Executive Officer of Nielsen Marketing Research U.S.A, a unit of A.C. Nielsen Co., Mr. Garrick served Information Resources, Inc., a market measurement company, in various capacities from 1981 until his departure in March 1996. Mr. Garrick holds B.S. degrees in Mathematics and Engineering and an M.S. degree in Management from Purdue University.

   Gary E. Gigot has served as a member of our Board of Directors since March 1997. From March 1994 to April 1999, Mr. Gigot was Vice President of Worldwide Marketing of Visio Corporation. From 1990 to 1994, Mr. Gigot was Vice President of Marketing at Microsoft Corporation. Mr. Gigot received a B.B.A. degree in Marketing from the University of Notre Dame and a M.A. degree in Advertising from Michigan State University.

   John A. Hawkins has served as a member of our Board of Directors since January 2000. Since 1995, Mr. Hawkins has been a co-founder and a Managing Partner of Generation Partners. From 1987 to 1995, Mr. Hawkins was a General Partner of Burr, Egan, Deleage & Co. From 1986 to 1987, Mr. Hawkins worked in the Corporate Finance Department of Alex Brown & Sons, Inc. Mr. Hawkins currently serves on the Boards of Hotjobs.com, Ltd., P-COM, Inc., PixTech Inc., DiscoverMusic.com, High End Systems, Inc., LinguaTech and OrderFusion, Inc. Mr. Hawkins obtained a B.A. degree in English from Harvard College and M.B.A. degree from Harvard Graduate School of Business.

   Kenneth P. Lawler has served as a member of our Board of Directors since November 1995. Since 1995, Mr. Lawler has been a General Partner of Battery Ventures. From 1990 to January 1995, Mr. Lawler was a Vice President at Patricof & Co. Ventures, Inc. From 1985 to 1990, Mr. Lawler worked at Berkeley International Capital Corporation. From 1982 to 1985, Mr. Lawler worked in product management at Advanced Micro Devices, Inc. and engineering management at Teradyne, Inc. and Fairchild Semiconductor Corporation. Mr. Lawler received a B.S. degree and M.S. degree in Industrial Engineering from Stanford University and an M.B.A. degree from University of California, Los Angeles.

   Alan E. Salzman has been a member of our Board of Directors since June 1999. Since March 1995, Mr. Salzman has served as a Managing Partner of VantagePoint Venture Partners, Inc. From May 1987 through May 1995, Mr. Salzman was a Senior General Partner of Canaan Partners. From 1983 to 1987, Mr. Salzman was an attorney with the law firm of with Brobeck, Phleger & Harrison, LLP.
Mr. Salzman received B.A. degrees in Economics/Business from the London School of Economics and the University of Toronto, an L.L.M. degree in International Business from the University of Brussels, Belgium and a J.D. degree from Stanford Law School.

   Shahan D. Soghikian has been a member of our Board of Directors since January 2000. Since 1990, Mr. Soghikian has been employed by Chase Capital Partners, the private equity investment arm of The Chase Manhattan Corporation, and currently is a General Partner. Mr. Soghikian currently serves as a Director of American Floral Services, Inc., Digital Island, Inc., Nextec Applications, Inc., Ninth House, Inc., Metro-Optix, DJ Orthopedics, LLC, Halo Data Devices, Coactive Networks, Kinko's, Inc. and County Line. Mr. Soghikian received a B.A. degree in Biology from Pitzer College and an M.B.A. degree from the Anderson Graduate School of Management at University of California,
Los Angeles.

Board Composition

   In accordance with the terms of our amended and restated bylaws, effective upon the closing of this offering, the Board of Directors will be elected at each annual meeting of the stockholders and will serve until the next annual meeting. Our bylaws provide that the authorized number of directors may be changed by resolution of the Board of Directors or by the stockholders at the annual meeting of stockholders.

   Pursuant to an amended and restated voting agreement dated as of March 13, 2000 between certain holders of shares of common stock and preferred stock, such holders agreed to vote or act with respect to their shares so as to elect certain persons to our Board of Directors. Pursuant to this agreement, the board consisted of one member designated by the holders of a majority of the then outstanding shares of Series A preferred stock (then Ken Lawler), one member designated by the holders of a majority of the then outstanding shares of Series B preferred stock (then Alan Salzman), two members designated by the holders of a majority of the then outstanding shares of Series C preferred stock (then John Hawkins and Shahan Soghikian), two members designated by the holders of a majority of the then outstanding shares of common stock (then Larry Barels and Christopher Logan), and three independent members mutually acceptable to the holders of a majority of the outstanding shares of common stock and preferred stock (then Gary Gigot and George Garrick, with one vacancy). The voting agreement will terminate upon consummation of this offering.

   Each officer is elected by, and serves at the discretion of, the Board of Directors. Each of our officers and directors, other than non-employee directors, devotes full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   The Board of Directors has an Audit Committee and a Compensation Committee.

   Audit Committee. The Audit Committee reviews and monitors our corporate financial reporting and internal accounting procedures, including, among other things, reviewing the scope and results of audits with the independent auditor and management, reporting to the Board of Directors on the results of the audit; reviewing the adequacy of internal accounting, financial and operation controls; and reviewing reporting requirements of government agencies. In addition, the Audit Committee has the responsibility to consider and recommend the selection and retention of our auditors. The current members of the Audit Committee are John A. Hawkins, Kenneth P. Lawler and Shahan D. Soghikian.

   Compensation Committee. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The current members of the Compensation Committee are John A. Hawkins and Alan E. Salzman.

Compensation Committee Interlocks and Insider Participation

   The members of the compensation committee of our Board of Directors are currently John A. Hawkins and Alan E. Salzman. During the last fiscal year, the compensation committee consisted of Gary E. Gigot, Alan Higginson and Christopher S. Logan. Mr. Logan has been our President and Chief Executive Officer since June 1999. We have issued and sold shares of our common stock to Mr. Logan and to members of his family. We have also issued and sold shares of our common stock and our preferred stock to Messrs. Higginson and Gigot.

   No interlocking relationships exist between our Board of Directors or compensation committee and the Board of Directors or compensation committee of any other company, nor has any such other interlocking relationship existed in the past.

Director Compensation

   Our directors do not currently receive cash compensation from us for their service as members of the Board of Directors, although non-employee directors are reimbursed for certain expenses in connection with attendance at board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the Board of Directors. From time to time, certain of our non-employee directors have received grants of options to purchase shares of our common stock pursuant to the 1997 Stock Option Plan.

   In March 2000, our Board of Directors adopted our stock option grant program for non-employee directors. The program will be administered under our 2000 Stock Incentive Compensation Plan. Under this program, each non-employee director will receive a nonqualified stock option to purchase 100,000 shares of common stock upon initial election or appointment to the board following this offering, which will fully vest and become exercisable in 48 equal monthly installments beginning one month after the grant date. Thereafter, beginning with the next annual meeting of our stockholders, each non-employee director that was a director with us prior to this offering will automatically receive an additional option to purchase 10,000 shares of common stock immediately following each year's annual meeting of stockholders. These options will be fully vested upon the grant date. The exercise price for all options granted under the program will be the fair market value of our common stock on the date of grant. In the event of the sale of all or substantially all of our assets, or a merger or consolidation of us with or into another corporation, all options granted under this program will automatically accelerate and become 100% vested and exercisable. Options will have a ten-year term, except that options will expire one year after a non-employee director ceases services as a director, or in the case of death, one year after the date of death. See "Certain Transactions" and "--Stock Plans."

Executive Compensation

   The following table sets forth the total compensation received for services rendered to us during the fiscal year ended December 31, 1999 by our Chief Executive Officer, certain other executive officers who received salary and bonus for such period in excess of $100,000 on an annualized basis, and certain other executive officers. None of our executive officers received any salary prior to January 1, 1999. The executive officers listed in the table below are referred to hereinafter as the "Named Executive Officers."

                           Summary Compensation Table

                                                          Long-Term
                              Annual Compensation    Compensation Awards
                              -------------------- -----------------------
                                                                Securities
                                                    Restricted  Underlying  All Other
Name and Principal                                    Stock      Options/  Compensation
Position                 Year Salary ($) Bonus ($) Award(s) ($)  SARs (#)      ($)
------------------       ---- ---------- --------- ------------ ---------- ------------
Christopher S.
 Logan(1)............... 1999   89,375     35,000         --        --       158,157(2)
 President and Chief
 Executive Officer
Larry Barels(3)......... 1999   92,115    450,000         --        --            --
 Former President and
 Chief Executive Officer
Philip S.
 Constantinou(4)........ 1999   62,500     20,000     25,900(5)     --        17,671(6)
 Vice President--
 Engineering
Kent Jarvi(7)........... 1999   46,833     11,667         --        --            --
 Chief Financial Officer
Michael Vanneman(8)..... 1999       --         --         --        --            --
 Vice President--Sales
Michael Zukerman(9)..... 1999   70,481     20,000         --        --        70,051
 Vice President--
 Business Development

--------
 (1) Mr. Logan was hired as our President and Chief Executive Officer in June 1999. On an annualized basis, Mr. Logan's salary would have been $165,000. Mr. Logan is also entitled to receive an annual bonus of up to $35,000 upon the achievement of certain objectives.
 (2) Consists of compensation received as a result of stock awards made below fair market value.

(3) Mr. Barels served as our President and Chief Executive Officer from November 1998 to June 1999. Mr. Barels received compensation from January 1, 1999 through July 1, 1999 and his salary is based on an annualized salary of $150,000.
(4) Mr. Constantinou was employed by us in May 1999 and became our Vice President--Engineering in October 1999. On an annualized basis, Mr. Constantinou's salary would have been $100,000. Mr. Constantinou's salary increased to $150,000 in January 2000. Mr. Constantinou is also entitled to receive an annual bonus of $20,000 upon achievement of certain objectives.
(5) In May 1999, Mr. Constantinou purchased 185,000 shares of our common stock pursuant to a Restricted Stock Purchase Agreement at a purchase price of $0.14 per share.
(6) Consists of loan forgiveness related to the purchase of stock.
(7) Mr. Jarvi was hired as our Chief Financial Officer in August 1999. On an annualized basis, Mr. Jarvi's salary would have been $130,000. Mr. Jarvi's annual salary increased to $165,000 in March 2000. Mr. Jarvi is also entitled to receive a quarterly bonus of up to $5,000 upon the achievement of certain objectives.
(8) Mr. Vanneman was hired as our Vice President--Sales in February 2000. On an annualized basis, Mr. Vanneman's salary is $180,000 plus a total possible bonus on sales commission equal to $120,000.
(9) Mr. Zukerman was hired as our Vice President--Business Development in July 1999. On an annualized basis, Mr. Zukerman's salary would have been $150,000. Mr. Zukerman is also entitled to receive a quarterly bonus of $10,000 upon the achievement of certain objectives.

Option Grants in Last Fiscal Year

   The following table sets forth certain summary information concerning grants of stock options to each of our Named Executive Officers for the year ended December 31, 1999. We have never granted any stock appreciation rights.

                                       Individual Grant
                          ------------------------------------------
                                                                     Potential Realizable Value
                          Number of  % of Total                        at Assumed Annual Rates
                          Securities  Options                        of Stock Price Appreciation
                          Underlying Granted to Exercise                  for Option Term(3)
                           Options   Employees    Price   Expiration ----------------------------
Name                       Granted   in 1999(1) ($/Sh)(2)    Date       5% ($)        10% ($)
----                      ---------- ---------- --------- ---------- ------------- --------------
Christopher S. Logan....  1,172,714     28.1%     $0.14   07/29/2009 $     103,252 $     261,661
Larry Barels............         --       --         --           --            --            --
Kent Jarvi..............         --       --         --           --            --            --
Philip Constantinou(4)..         --       --         --           --            --            --
Michael Vanneman(5).....         --       --         --           --            --            --
Michael Zukerman........         --       --         --           --            --            --

--------
(1) Based on an aggregate of 4,174,680 shares underlying options granted by us during the fiscal year ended December 31, 1999.
(2) Options to purchase shares of our common stock were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our Board of Directors.
(3) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on our future performance, overall market conditions and the option holder's continued employment through the vesting period.
(4) On March 13, 2000, Mr. Constantinou received an option to purchase 100,000 shares of common stock at an exercise price of $3.75 per share. 12.5% of the option shares will vest quarterly beginning June 30, 2001.
(5) On February 2, 2000, Mr. Vanneman received an option to purchase 220,000 shares of our common stock at an exercise price of $2.50 per share. 1/48 of this option vests each month. On February 2, 2000, Mr. Vanneman also received an option to purchase 100,000 shares of common stock at an exercise price of $2.50 per share. 100% of the option shares vest after five years of service; however, 50% of this option shall vest on December 31, 2000 and 50% of this option shall vest on December 31, 2001 upon the achievement of certain performance milestones.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table provides certain summary information concerning stock options held as of December 31, 1999 by each of our Named Executive Officers. No options were exercised by any Named Executive Officer during such year, and no stock appreciation rights have ever been granted.

                            Number of Securities        Value of Unexercised
                           Underlying Unexercised       in-the-Money Options
                            Options at FY-End (#)         At FY-End ($)(1)
                          --------------------------- -------------------------
Name                      Exercisable   Unexercisable Exercisable Unexercisable
----                      -----------   ------------- ----------- -------------
Christopher S. Logan.....  1,172,714(2)       --           --           --
Larry Barels.............         --          --           --           --
Philip Constantinou(3)...         --          --           --           --
Kent Jarvi...............         --          --           --           --
Michael Vanneman(4)......         --          --           --           --
Michael Zukerman.........         --          --           --           --

--------
(1) There was no public trading market for our common stock as of December 31,1999. Accordingly, the value of unexercised in-the-money options as of that date was calculated on the basis of an assumed initial public offering
    price of $   per share.
(2) Immediately exercisable shares issued upon exercise of Mr. Logan's option are subject to a lapsing right of repurchase by us at the original exercise price. As of March 13, 2000, our right to repurchase has expired as to 166,664 shares.
(3) On March 13, 2000, Mr. Constantinou received an option to purchase 100,000 shares of our common stock at an exercise price of $3.75 per share. 12.5% of the option shares vest quarterly beginning June 30, 2001.
(4) On February 2, 2000, Mr. Vanneman received an option to purchase 220,000 shares of our common stock at an exercise price of $2.50 per share. 1/48 of this option vests each month. On February 2, 2000, Mr. Vanneman also received an option to purchase 100,000 shares of common stock at an exercise price of $2.50 per share. 100% of the option shares vest after five years of service, however, 50% of this option shall vest on December 31, 2000 and 50% of this option shall vest on December 31, 2001 if we achieve certain revenue performance milestones.

Stock Plans

   1997 Stock Option Plan. Our 1997 Plan was adopted by our Board of Directors and approved by our stockholders on February 5, 1997 and was amended and restated by the Board of Directors on October 26, 1999 and on March 2, 2000. A total of 5,700,000 shares of common stock have been reserved for issuance under the 1997 Plan. As of March 13, 2000, options to purchase 3,729,601 shares of common stock at a weighted average exercise price of $1.45 per share were outstanding, 781,776 options have been exercised and are included in the number of outstanding shares of common stock, and 1,188,623 shares remained available for future option grants. Simultaneous with the effectiveness of this offering, our Board of Directors has suspended our 1997 Plan and determined that no further grants will be made pursuant to it. Any shares remaining for future option grants and any future cancellations of options from our 1997 Plan will become available for future grant under our 2000 Incentive Plan.

   The purpose of our 1997 Plan is to attract and retain the best available personnel, to provide additional incentives to our officers, employees, directors and persons rendering consulting or advisory services to us, and to promote the success of our business. The 1997 Plan provides for the granting of incentive and nonqualified options and stock purchase rights. Our 1997 Plan is administered by our Board of Directors or a committee of the Board of Directors. Currently, the 1997 Plan is administered by the Board of Directors. The plan administrator determines the terms of options granted under the 1997 Plan, including the number of shares subject to an option and its exercise price, term, vesting and exercisability.

   The terms and conditions for options granted under our 1997 Plan are substantially similar to those for options granted under our 2000 Incentive Plan, except as follows: options granted under the 1997 Plan vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of the grant and 1/16th of the total number of shares subject to the option each three month period thereafter. In certain instances, the plan administrator may accelerate vesting or waive forfeiture or other restrictions regarding an option or stock purchase right. We retain a right to repurchase any unvested shares obtained pursuant to the restricted stock purchase agreement at the time of the optionee's termination of employment by paying an amount equal to the original price paid by the purchaser. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Nonstatutory stock options granted under our 1997 Plan must be granted with an exercise price equal to at least 85% of the fair market value of the common stock on the date of grant, unless granted to a 10% stockholder, in which case the exercise price must be at least 110% of the fair market value on the date of grant.

   2000 Stock Incentive Plan. Our Incentive Plan was adopted by our Board of Directors and approved by our stockholders on March 2, 2000, to be effective upon completion of this offering. The purpose of our Incentive Plan is to enhance long-term shareholder value by offering opportunities to our officers, directors, employees, consultants, agents and independent contractors to participate in our growth and success, and to encourage them to remain in our service and to own our stock. Our Incentive Plan provides for awards of stock options and stock. Our Board of Directors has reserved a total of 8,100,000 shares of common stock, plus:

  . any shares reserved but not granted under our 1997 Plan or returned to the 1997 Plan upon termination of options up to a maximum of 3,000,000 shares; and

  . an automatic annual increase, to be added on the first day of our fiscal year beginning in 2001, equal to the lesser of (1) 1,500,000 shares or
    (2) 3% of the average common shares outstanding as used to calculate fully diluted basis (assuming exercise of all outstanding options and warrants and conversion of all outstanding convertible preferred stock).

   As of March 13, 2000, no options or restricted stock were outstanding under our Incentive Plan.

   Stock Options. Our Incentive Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to our employees and consultants, agents and independent contractors, including non-employee directors, of nonqualified stock options. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonqualified stock options. Unless terminated earlier, our Incentive Plan will terminate ten years after the earlier of the plan's adoption by our Board of Directors and its approval by our stockholders.

   Our Incentive Plan shall be administered by our Board of Directors or a committee or committees of the Board of Directors. Currently, our Incentive Plan is administered by the compensation committee of our Board of Directors. The plan administrator has exclusive authority to determine the terms of options granted under the Incentive Plan, including the number of shares subject to an option, as well as the term, exercisability, vesting, and exercise price of the option. For incentive stock options the exercise price must be at least equal to the fair market value of the common stock on the date of grant and the exercise price must be 110% of fair market value for an individual owing more than 10% of the total voting power of all classes of our stock.

   The plan administrator determines the term of options, which may not exceed ten years or five years in the case of an incentive stock option granted to a 10% stockholder. Optionees may not transfer options other than by will or the laws of descent or distribution, with the provision that the plan administrator may grant limited transferability rights in certain circumstances to the extent permitted by Section 422 of the Internal Revenue Code. We expect that options granted under the Incentive Plan generally will vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant, and 1/48th of the total number of shares subject to the options each month thereafter.

   Stock Awards. The plan administrator is authorized under our Incentive Plan to issue shares of our common stock to eligible participants with terms, conditions and restrictions established by the plan administrator in its sole discretion. Restrictions may be based on continuous service with us or the achievement of performance goals. Holders of restricted stock are our stockholders and have, subject to certain restrictions, all the rights of stockholders with respect to such shares.

   Adjustments. The plan administrator will make proportional adjustments to the aggregate number of shares subject to and issuable under our Incentive Plan and to outstanding awards in the event of stock splits or other capital adjustments.

   Corporate Transactions. In the event of the sale of all or substantially all of our outstanding securities or assets, or a merger or consolidation of Driveway with or into another corporation, outstanding options outstanding under the Incentive Plan will terminate and cease to remain outstanding, except to the extent assumed by the surviving corporation, the successor corporation or its parent corporation, as applicable pursuant to the terms of the agreement of merger or consolidation entered into between Driveway and the purchaser or successor. In the event that an optionee's employment or services should subsequently terminate within one year following a corporate transaction in which options are assumed or replaced and do not otherwise accelerate at that time, the optionee shall be entitled to exercise, in addition to any vested portion of the option, that portion of the unvested option that would otherwise be vested and exercisable if the option vested on a pro rata basis after each full month of employment or service, unless such employment or services are terminated by the purchaser or successor for cause or by the optionee voluntarily without good reason.

   2000 Employee Stock Purchase Plan. Our Stock Purchase Plan was adopted by our Board of Directors on March 2, 2000 and will be submitted to our stockholders for approval in April 2000. We will implement the Stock Purchase Plan upon the completion of this offering. A total of 600,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan. The number of shares reserved will be increased automatically each year on the first day of our fiscal year beginning in 2001 by an amount equal to the lesser of (1) 800,000 shares, (2) 1.5% of the average common shares outstanding as used to calculate fully diluted earnings per share as reported in our annual financial statements for the preceding year and (3) a lesser amount determined by our Board of Directors. Any shares from increases in previous years that are not actually issued shall be added to the aggregate number of shares available for issuance under the Stock Purchase Plan.

   We intend the Stock Purchase Plan to qualify under Section 423 of the Internal Revenue Code. We will implement the Stock Purchase Plan by an offering period commencing upon the completion of this offering and ending on July 31, 2002. Each subsequent offering period will have a duration of twenty-four months. Each offering period after the first offering period will commence on February 1st of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. The first purchase period under the Stock Purchase Plan will occur in February 2001, with subsequent purchase dates to occur every six months thereafter. The Stock Purchase Plan will be administered by the Compensation Committee of our Board of Directors. Our employees (including our officers and employee directors) or of any of our majority-owned subsidiaries designated by our Board of Directors, are eligible to participate in the Stock Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year.

   The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. Under the Stock Purchase Plan, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period, or more than 5,000 shares in any purchase period. In addition, owners of 5% or more of our common stock may not participate in the Stock Purchase Plan. The price of the common stock purchased under the Stock Purchase Plan will be the lesser of 85% of the fair market value of our common stock at the beginning of the offering period or the purchase date, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value on January 31, 2001. If the fair market value of our common stock on a purchase date is less than the fair market value at the beginning of the offering period, a new twenty-four month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with us or a participating subsidiary. If not terminated earlier, the Stock Purchase Plan will have a term of ten years.

   The Stock Purchase Plan provides that in the event of a merger of us with or into another corporation or a sale of all or substantially all of our assets, each right to purchase stock under the Stock Purchase Plan will be assumed or an equivalent right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the purchase right, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed merger or sale. Our Board of Directors has the power to amend or terminate the Stock Purchase Plan as long as such action does not diminish any outstanding rights to purchase stock under the Stock Purchase Plan.

401(k) Plan

   We maintain our 401(k) Plan, a defined contribution 401(k) salary reduction plan, which is intended to qualify under Section 401 of the Internal Revenue Code. Our employees are eligible to participate in such plan on the first day of each month coinciding with or immediately following the date of their employment. A participating employee, by electing to defer a portion of his or her compensation, may make pre-tax contributions to this Plan, subject to certain limitations, of a percentage (not to exceed 25%) of his or her total compensation. Employee contributions and the investment earnings thereon will be fully vested at all times. We are not required to contribute to this Plan and have made no contributions since the inception of this Plan.

Employment Contracts and Change of Control Arrangements

   Except as set forth below, all of our Named Executive Officers' employment is "at-will" and may be terminated at any time.

   Under the terms of our employment agreement with Christopher S. Logan dated May 28, 1999, we agreed to pay Mr. Logan an annual salary of $165,000. Mr. Logan is also eligible for an annual bonus of up to $35,000 based on the achievement of objectives determined by our Board of Directors. As long as Mr. Logan remains our Chief Executive Officer, he will be entitled to a seat on our Board of Directors. Under a stock subscription and repurchase agreement executed in connection with this employment agreement, Mr. Logan purchased 714,286 shares of our common stock at a price of $0.14 per share. These shares are subject to our repurchase option, which lapses over a four year period at a rate of 2.0833% per month; provided, that if in connection with a change of control (i) we or our stockholders receive proceeds in excess of $75 million, 25% of the shares remaining subject to our repurchase option shall be released from this right; and (ii) we or our stockholders receive proceeds in excess of $250 million, 50% of the shares remaining subject to our repurchase option shall be released from this right. The purchase price for these shares was paid by the delivery to us of a full recourse promissory note in the amount of $100,000.04, due and payable on the earlier of January 1, 2006 or the date upon which Mr. Logan sells shares of his common stock with net proceeds at least equal to the amount outstanding under this note. In addition, Mr. Logan was granted options to purchase 1,172,714 shares of our common stock at an exercise price of $0.14 per share. This option vests over a four year period at a rate of 2.0833% per month; provided, that if in connection with a change of control
(i) we or our stockholders receive proceeds in excess of $75 million, 25% of the unvested portion of these options shall vest; and (ii) we or our stockholders receive proceeds in excess of $250 million, 50% of the unvested portion of these options shall vest. If Mr. Logan is terminated without cause, he will continue to receive his salary for the shorter of twelve months or for the period he remains unemployed.

   Under the terms of our employment agreement with Kent Jarvi dated August 13, 1999, we agreed to pay Mr. Jarvi an annual salary of $130,000, and in March 2000, we increased his annual salary to $165,000. Mr. Jarvi is also eligible for a quarterly bonus of up to $5,000 for each calendar quarter based upon the achievement of objectives established by our Chief Executive Officer. Under a stock subscription and repurchase agreement executed in connection with this employment agreement, Mr. Jarvi purchased 318,718 shares of our common stock at a price of $0.25 per share. These shares are subject to our repurchase option, which lapses over a four year period at a rate 25% after one year of continuous service and an additional 6.25% per calendar quarter thereafter. Upon termination of Mr. Jarvi's employment in connection with a change of control, we have agreed to release 50% of the shares still subject to our repurchase option. The purchase price for these shares was paid by the delivery of a full recourse promissory note in the amount of $79,679.50. This note bears interest at a rate equal to 6% per annum and is due and payable on the earlier of January 1, 2006 or the date Mr. Jarvi sells shares of his common stock at least equal to the amount outstanding under this note. If Mr. Jarvi's employment is terminated without cause, he will continue to receive up to six months of his salary so long as he remains unemployed, and our repurchase right will lapse with respect to time served plus six months.

   Under the terms of our employment agreement with Michael Zukerman dated June 14, 1999, we agreed to pay Mr. Zukerman an annual salary of $150,000. Mr. Zukerman is also eligible for a quarterly bonus of up to $10,000 for each calendar quarter based upon the achievement of objectives established by our Chief Executive Officer. Under a stock subscription and repurchase agreement executed in connection with this employment agreement, Mr. Zukerman purchased 350,000 shares of our common stock at a price of $0.14 per share. These shares are subject to our repurchase option, which lapses over a four year period at a rate of 25% after one year of continuous service and an additional 6.25% per calendar quarter thereafter. Upon termination of Mr. Zukerman's employment within one year after a change of control in which our stockholders receive equitable value in excess of $75 million, we have agreed that our repurchase right on four quarters of additional shares shall lapse. Upon termination of Mr. Zukerman's employment within one year of a change of control in which our stockholders receive equitable value in excess of $250 million, we have agreed that our repurchase right on an additional six quarters of additional shares shall lapse.

   Under the terms of our employment agreement with Michael Vanneman dated January 30, 2000, we agreed to pay Mr. Vanneman an annual salary of $180,000. Mr. Vanneman is also eligible for an annual bonus of up to $120,000 based on the achievement of sales objectives established by our Chief Executive Officer. Under an option agreement executed in connection with this employment agreement, Mr. Vanneman was granted options to purchase 320,000 shares of our common stock at a price of $2.50 per share. 220,000 of these options vest monthly over a four year period. 100,000 of these options vest after five years of service; however, 50% of this option shall vest on December 31, 2000 and 50% of this option shall vest on December 31, 2000 if we achieve certain performance milestones. Upon termination of Mr. Vanneman's employment without cause following a change of control, we have agreed to the acceleration of vesting of 50% of the remaining unvested options and Mr. Vanneman will continue to receive his salary for the shorter of six months or for the period he remains unemployed.

   Under the terms of a stock subscription and repurchase agreement with Philip Constantinou dated August 27, 1999, Mr. Constantinou purchased 185,000 shares of our common stock at a price of $0.14 per share. All of these shares are subject to our repurchase option that lapses as to 4.35% of these shares for each full month of service by Mr. Constantinou after May 1999. Upon a change of control, we have agreed that our repurchase right on the following number of shares shall lapse: the number of unvested shares held by Mr. Constantinou immediately after the change of control multiplied by the fraction obtained by dividing 1 by the total number of full months during the period from the change of control through April 30, 2001. The purchase price for these shares was paid by the delivery to us of a full recourse promissory note in the amount of $25,900. In addition, on March 13, 2000, we granted Mr. Constantinou an option to purchase 100,000 shares of our common stock at a price of $3.75 per share. 12 1/2% of the option shares vest quarterly beginning June 30, 2001.

   Under the terms of a stock subscription agreement dated May 21, 1999, Mr. Barels purchased 2,130,000 shares of our common stock at a price of $0.10 per share. The purchase price for these shares was paid to us by the delivery of a full recourse promissory note in the amount of $213,000.

Limitation of Liability and Indemnification Matters

   Our Amended and Restated Certificate of Incorporation, which will be effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except liability for breach of their duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our Amended and Restated Bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted by law, and grant to the Board of Directors the power on our behalf to indemnify our other officers, employees and agents. We believe that indemnification under our Amended and Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Amended and Restated Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent.

   We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, services as our director, officer, employee, agent or fiduciary, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

   At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

   There has not been within our last fiscal year, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of any class of our voting securities or members of such person's immediate family had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements which are described in "Management," and (ii) the transactions described below.

Series B Preferred Stock

   In May 1999, we issued an aggregate of 7,444,770 shares of Series B Preferred Stock to certain investors at a purchase price of $1.00 per share, which shares will automatically convert into 7,444,770 shares of common stock upon the completion of this offering. Affiliates of VantagePoint Venture Partners, who together hold over 5% of our outstanding capital stock, purchased 3,000,000 shares of Series B Preferred Stock; Battery Ventures III, L.P., a holder of over 5% of our outstanding capital stock, purchased 444,770 shares of Series B Preferred Stock and Gary Gigot, one of our directors, purchased 250,000 shares of Series B Preferred Stock. See "Description of Capital Stock."

Series C Preferred Stock

   In December 1999 and January 2000, we issued a total of 10,800,507 shares of Series C Preferred Stock to certain investors at a purchase price of $4.01 per share, which shares will automatically convert into 10,800,507 shares of common stock upon the completion of this offering. Generation Capital Partners L.P., a holder of over 5% of our outstanding capital stock, purchased 3,127,277 shares of Series C Preferred Stock; affiliates of Vantage Point Venture Partners, who together hold of over 5% of our outstanding capital stock, purchased 698,254 shares of Series C Preferred Stock; and CB Capital Investors L.P., a holder of over 5% of our outstanding capital stock, purchased 2,493,766 shares of Series C Preferred Stock. See "Description of Capital Stock."

Other Transactions

   On December 3, 1999, we entered into a $3 million term loan with Silicon Valley Bank, which has been paid in full. Silicon Valley Bank required a guaranty of this loan from certain of our stockholders. As consideration for the guaranty, we issued warrants to purchase an aggregate of 600,000 shares of Series B Preferred Stock to these shareholders at an exercise price equal to $1.00 per share, including warrants issued to (i) affiliates of VantagePoint Venture Partners to purchase an aggregate of 317,340 shares of Series B Preferred Stock, (ii) Battery Ventures III, L.P. to purchase 60,960 shares of Series B Preferred Stock, (iii) Larry Barels to purchase 66,720 shares of Series B Preferred Stock, and (iv) Gary Gigot to purchase 29,340 shares of Series B Preferred Stock.

   We believe that the terms of the transactions described above were no less favorable to us than would have been obtained from an unaffiliated third party. Any future transactions between us and any of our officers, directors or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock (following automatic conversion of all preferred stock upon the effectiveness of this offering) as of March 13, 2000, and as adjusted to reflect the sale of common stock offered hereby under this prospectus, (i) by each person or entity known by us to own beneficially more than 5% of our common stock; (ii) by each of our directors; (iii) by each of our Named Executive Officers; and (iv) by all of our executive officers and directors as a group.

   We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of March 13, 2000 as described in the footnotes below. The following calculations of the percentages of outstanding shares are based on 35,729,980 shares of our common stock outstanding as of
March 13, 2000 on an as-converted basis, and            shares of our common
stock outstanding after this offering.

                                                           Percentage of Shares
                                                               Outstanding
                                       Shares Beneficially --------------------
                                       Owned Prior to the   Before     After
Name of Beneficial Owner(1)                 Offering       Offering Offering(2)
---------------------------            ------------------- -------- -----------
Battery Ventures III, L.P.(3)........       2,018,917        5.64
CB Capital Investors L.P.(4).........       2,493,766        6.98
Generation Capital Partners L.P.(5)..       3,241,896        9.06
VantagePoint Venture Partners(6).....      11,527,859       31.97
Larry Barels(7)......................       2,197,555        6.14
Philip Constantinou(8)...............         285,000           *
George R. Garrick(9).................         100,000           *
Gary E. Gigot(10)....................         934,301        2.59
John A. Hawkins(5)...................       3,241,896        9.06
Kent Jarvi(11).......................         318,718           *
Kenneth P. Lawler(3)(12).............       2,019,117        5.65
Christopher S. Logan(13).............       1,887,000        5.11
Alan A. Salzman(6)...................      11,527,859       31.97
Shahan D. Soghikian(4)...............       2,493,766        6.98
Michael Vanneman(14).................         320,000           *
Michael Zukerman(15).................         350,000           *
All executive officers and directors
 as a group (12 persons)(16).........      25,675,212       69.20

--------
* Less than 1% of the outstanding shares of common stock.
 (1) Unless otherwise indicated, the principal business address of each of the individuals listed in the table is c/o Driveway Corporation, 380 Brannan Street, San Francisco, California 94107.
 (2) Assumes the underwriters' over-allotment option is not exercised.
 (3) Comprised of the following securities held by Battery Partners III, L.P.:
     12,599 shares of common stock, 1,500,000 shares of Series A Preferred Stock, 444,770 shares of Series B Preferred Stock, 588 shares of common stock issuable upon exercise of immediately exercisable warrants to purchase common stock, and 60,960 shares of Series B Preferred Stock issuable upon exercise of immediately exercisable warrants to purchase Series B Preferred Stock. The address for Battery Partners III, L.P. is 901 Mariners Island Boulevard, Suite 475, San Mateo, California 94404.
 (4) Comprised of 2,493,766 shares of Series C Preferred Stock held by CB Capital Investors L.P. Mr. Soghikian, one of our directors, is a general partner of Chase Capital Partners, the general partner of CB Capital Investors L.P. Mr. Soghikian disclaims beneficial ownership in shares of our capital stock held by CB Capital Investors, L.P., except to the extent of his pecuniary interest therein. The address for CB Capital Investors, L.P. and Mr. Soghikian is 50 California Street, Suite 2940, San Francisco, California 94111.

 (5) Comprised of 3,127,277 shares of Series C Preferred Stock held by Generation Capital Partners L.P., 1,146 shares of Series C Preferred Stock held by Generation Parallel Management Partners, L.P., and 113,473 shares of Series C Preferred Stock by the State Board Administration of Florida. Mr. Hawkins, one of our directors, is a managing partner of Generation Capital Partners L.P. Mr. Hawkins disclaims beneficial ownership in shares of our capital stock held by Generation Capital Partners L.P., Generation Parallel Management Partners, L.P. or the State Board of Administration of Florida, except to the extent of his pecuniary interest therein. The address for these entities and Mr. Hawkins is c/o Generation Partners, One Maritime Plaza, Suite 1425, San Francisco, California 94111.
 (6) Comprised of 22,256 shares of common stock held by VantagePoint Venture Partners 1996, 7,125,000 shares of Series A Preferred Stock held by VantagePoint Venture Partners 1996, 1,000,000 shares of Series B Preferred Stock held by VantagePoint Venture Partners 1996, 2,000,000 shares of Series B Preferred Stock held by VantagePoint Communications Partners, L.P., 349,127 shares of Series C Preferred Stock held by VantagePoint Venture Partners 1996, 698,254 shares of Series C Preferred Stock held by VantagePoint Communications Partners, L.P., 15,882 shares of common stock issuable upon exercise of immediately exercisable warrants to purchase common stock, and 191,419 shares of Series B Preferred Stock issuable upon exercise of immediately exercisable warrants to purchase Series B Preferred Stock held by VantagePoint Communications Partners, L.P. and 125,921 shares of Series B Preferred Stock issuable upon immediately exercisable warrants to purchase Series B Preferred Stock. Mr. Salzman, one of our directors, is a principal of VantagePoint Venture Partners.
     Mr. Salzman disclaims beneficial ownership of the shares held by VantagePoint Venture Partners 1996 and VantagePoint Communications Partners, L.P., except to the extent of his pecuniary interest therein. The address for these entities and Mr. Salzman is c/o VantagePoint Venture Partners, 1001 Bayhill Drive, Suite 100, San Bruno, California 94066.
 (7) Comprised of 2,130,835 shares of common stock and 66,720 shares of Series B Preferred Stock issuable upon exercise of immediately exercisable warrants to purchase Series B Preferred Stock.
 (8) Comprised of 185,000 shares of common stock and 100,000 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000. As of March 13, 2000, 107,917 of these shares are subject to our repurchase option and none of these options have vested.
 (9) Comprised of 100,000 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000. None of these options have vested.
(10) Comprised of 2,248 shares of common stock, 650,000 shares of Series A Preferred Stock, 250,000 shares of Series B Preferred Stock, 2,088 shares of common stock issuable upon exercise of immediately exercisable warrants to purchase common stock, 29,340 shares of Series B Preferred Stock issuable upon exercise of immediately exercisable warrants to purchase Series B Preferred Stock, and 625 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000.
(11) As of March 13, 2000, all of these shares are subject to our repurchase option.
(12) Comprised of 200 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000 held by Mr. Lawler, and shares and warrants held by Battery Partners III, L.P. Mr. Lawler, one of our directors, is a general partner of Battery Partners III, L.P. Mr. Lawler disclaims beneficial ownership in shares of our capital stock held by Battery Partners III, L.P., except to the extent of his pecuniary interest therein. Mr. Lawler's address is 901 Mariners Island Boulevard, Suite 475, San Mateo, California 94404.
(13) Comprised of 714,286 shares of common stock and 1,172,714 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000. As of March 13, 2000, 625,001 of these shares are subject to our repurchase option and none of these options have vested.
(14) Comprised of 320,000 shares of common stock subject to options that are exercisable currently or within 60 days of March 13, 2000. None of these options have vested.
(15) As of March 13, 2000 all of these shares are subject to our repurchase option.
(16) Comprised of shares referenced in footnotes (3)-(15).

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon completion of this offering, we will be authorized to issue 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

   The following description of our capital stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   As of March 13, 2000, there were 5,818,037 shares of common stock outstanding held of record by Rule 144 stockholders and 2,136,887 shares of common stock held of record by Rule 701 stockholders. In addition, as of March 13, 2000, there were 3,729,601 shares of common stock subject to outstanding options and 857,562 shares subject to outstanding warrants.

   Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are, and the shares of common stock offered by us in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

   Upon the completion of this offering, the Board of Directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by our Board of Directors. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Warrants

   Upon completion of this offering, we will have outstanding warrants to purchase 22,532 shares of our common stock. These warrants expire on dates ranging from December 20, 2001 to September 7, 2005 and have a weighted average exercise price of $64.98. We have assumed that 835,030 warrants at a weighted average exercise price of $1.36 per share will be exercised prior to the offering. Most of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of our common stock at the time of the exercise of the warrant, after deducting the aggregate exercise price.

Registration Rights

   Pursuant to the terms of an Amended and Restated Investors' Rights Agreement among us and certain holders of our securities, after the completion of this offering, the holders of a majority of the registrable securities are entitled to certain rights with respect to the registration of such shares under the Securities Act. The holders of at least 35% of the registrable securities are entitled to up to five demand registrations that require us to file a registration statement covering their shares of common stock so long as the aggregate proceeds to such stockholders exceed at least $10 million. We are not required to effect (1) a registration within 45 days prior to and 180 days following the filing of a registration statement by us; (2) a registration for shares that may be registered on a Form S-3; or (3) a registration for a period not to exceed 120 days, if our Board of Directors has made a good faith determination that such registration would be seriously detrimental to us or our stockholders. Furthermore, pursuant to the terms of this agreement, the holders of registrable securities are entitled to certain piggyback registration rights in connection with any registration by us of our securities. In the event that we propose to register any shares of common stock under the Securities Act, the holders of such piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares therein, subject to certain limitations.

   At any time after we become eligible to file a registration statement on Form S-3, any holders of our registrable securities may require us to file a registration statement on Form S-3 under the Securities Act for a public offering of at least $500,000 of shares of registrable securities. Holders of registration rights are only entitled to one registration on Form S-3 in any consecutive twelve month period.

   Each of the foregoing registration rights is subject to the right of the underwriters in any underwritten offering to limit the number of shares to be included therein. The registration rights, with respect to any holder thereof, terminate upon the later of (1) five years from the effective date of this offering or (2) such date when the shares held by that holder may be sold under Rule 144 during any three-month period. We are required to bear all of the expenses of all registrations, except underwriting discounts and commissions applicable to the securities registered by the holder. The registration of any of the shares entitled to registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration. This Agreement also contains a commitment by us to indemnify the holders of registration rights, subject to certain limitations.

Effect of Certain Provisions of Our Certificate of Incorporation and Bylaws, and the Delaware Anti-Takeover Law

   Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws, which will become effective upon the completion of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by our stockholders, eliminate the right of our stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing our change in control.

   In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   Our Amended and Restated Bylaws eliminate the right of stockholders to call special meetings of stockholders. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management. The amendment of any of these provisions would require approval by holders of at least a majority of the outstanding common stock.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005.

Listing

   The common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "DWAY."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amounts of our common stock in the public market after the restriction lapse could reduce the prevailing market price and impair our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding
shares of common stock. Of these shares,     shares sold in this offering, plus
any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders).

   The remaining 34,571,350 shares outstanding are "restricted shares" within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted shares in the public market, or the availability of such shares for sale could lower the market price of the common stock. 95.0% of these restricted shares are subject to lock-up agreements providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock owned as of the date of this prospectus or acquired directly from us by the stockholder or with respect to which they have or may acquire the power of disposition for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Roberston Stephens Inc. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. FleetBoston Robertson Stephens Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the restricted shares subject to lock-up agreements.

   Beginning 181 days after the date of this prospectus, approximately restricted shares will be eligible for sale in the public market. All of these
shares are subject to volume limitations under Rule 144, except     shares
eligible for sale under Rule 144(k) and     shares eligible for sale under Rule
701, subject in some cases to our repurchase rights.

Rule 144, 144(k) and 701

   In general, under Rule 144, and beginning after the expiration of the lock-up agreements 180 days after the effective date of this offering, a person, or persons whose shares are combined, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1.0% of the number of shares of common stock then outstanding, which will
    equal approximately      shares immediately after this offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of our current public information. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contact may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, volume limitation or notice provisions of Rule 144.

   We intend to file a registration statement under the Securities Act to register shares of our common stock subject to outstanding options or reserved for future issuance under our stock plans or purchased by our employees outside of our plans. As a result, these shares and any options exercised under the 1997 Plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradeable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resellable under Rule 701. As of March 13, 2000, there were outstanding options to purchase a total of 3,729,601 shares of our common stock under the 1997 Plan, 1,188,623 shares were available for future issuance and 2,493,004 shares issued to employees outside of our plans. We also have reserved 8,100,000 shares and 600,000 shares for issuance under our 2000 Stock Incentive Plan and 2000 Stock Purchase Plan.

                                  UNDERWRITING

   We are offering the shares of our common stock described in this prospectus through a number of underwriters. FleetBoston Robertson Stephens Inc., CIBC World Markets Corp., Thomas Weisel Partners LLC and E*OFFERING Corp. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has separately agreed to purchase from us, the number of shares of our common stock listed next to its name below at the public offering price, less the underwriting discount described on the cover page of this prospectus:

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   FleetBoston Robertson Stephens Inc. ........................
   CIBC World Markets Corp. ...................................
   Thomas Weisel Partners LLC..................................
   E*OFFERING Corp.............................................

                                                                     -----
     Total.....................................................
                                                                     =====

   The underwriting agreement provides that the underwriters must buy all of these shares from us if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us. The underwriters are offering our common stock subject to a number of conditions, including:

  . the underwriters' receipt and acceptance of the common stock from us; and

  . the underwriters' right to reject orders in whole or in part.

   Over-Allotment Option. We have granted the underwriters an option to buy up
to     additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are being sold.

   Stock Market Listing. We expect our common stock will be quoted on the Nasdaq National Market under the symbol "DWAY."

   Determination of Offering Price. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  . the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

  . our financial information;

  . our history and prospects and the outlook for our industry;

  . an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

  . the present state of our development and the progress of our business plan; and

  . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   An active trading market for our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

   Underwriting Discounts and Commissions. The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The following table shows the per share and total underwriting discounts to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                          Per     No      Full
                                                         Share Exercise Exercise
                                                         ----- -------- --------
   Public offering price................................ $      $        $
   Underwriting discount................................ $      $        $
   Proceeds, before expenses, to us..................... $      $        $

   The expenses of this offering, not including the underwriting discount, are
estimated to be approximately $            and will be paid by us. Expenses
include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, transfer agent and registrar fees and other miscellaneous fees.

   Lock-Up Agreements. We and our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of FleetBoston Robertson Stephens Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

  . offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

  . loan, pledge or grant any rights with respect to any shares of our common stock;

  . engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

  . execute any short sale, whether or not against the box; or

  . purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

   These lock-up agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements. However, FleetBoston Robertson Stephens Inc. may release any of us from these agreements at any time during the 180 day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements.

   Indemnification of the Underwriters. We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

   Dealers' Compensation. The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $
per share. The underwriters may also allow, and any other dealers may reallow,
a concession of not more than $   per share to some other dealers. If all the
shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

   Discretionary Accounts. The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

   Directed Share Program. At our request, the underwriters have reserved for
sale, at the initial public offering price, up to        shares, or 5%, of the
shares of our common stock offered by this prospectus for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering may be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

   Online Activities. A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   In particular, E*OFFERING Corp., one of the underwriters, will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that E*OFFERING is underwriting in this offering. Copies of the prospectus in electronic format, from which you can link to a "Meet the Management" presentation through an embedded hyperlink will be made available on Internet Web sites maintained by E*OFFERING Corp., www.eoffering.com, and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet Web site.

   Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

   Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

  . Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the representatives may exercise the over-allotment option described above and/or they may engage in syndicate covering transactions.

  . Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters.

  . A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter is repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

   If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Passive Market Making. Prior to the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

   Experience. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   Conflicts of Interest. Some of the underwriters have in the past and may in the future perform financial advisory services for us.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Perkins Coie LLP. As of the consummation of this offering, Perkins Coie LLP's investment partnership owned an aggregate of 24,938 shares of Series C Preferred Stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   For more information with respect to us and the common stock offered by this prospectus, see the registration statement and the exhibits and schedule filed by us with the Securities and Exchange Commission on Form S-1 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and its exhibits and schedule may be inspected without charge at the public facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Web site is http://www.sec.gov.

                              Driveway Corporation

                         Index to Financial Statements

Report of Independent Auditors.............................................. F-2


Financial Statements


Balance Sheets.............................................................. F-3


Statements of Operations.................................................... F-4


Statements of Stockholders' Equity (Deficit)................................ F-5


Statements of Cash Flows.................................................... F-6


Notes to Financial Statements............................................... F-7

                         Report of Independent Auditors

The Board of Directors and Stockholders
Driveway Corporation

   We have audited the accompanying balance sheets of Driveway Corporation as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Driveway Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

San Francisco, California
March 2, 2000

                              Driveway Corporation

                                 Balance Sheets
                      (In thousands except per share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                                                     Equity at
                                                 December 31,      December 31,
                                               ------------------      1999
                                                 1998      1999     (unaudited)
                                               --------  --------  -------------
Assets
Current assets:
 Cash and cash equivalents...................  $    406  $ 24,747
 Restricted cash.............................       115       115
 Receivable from sale of Series C preferred
  stock......................................        --     2,538
 Accounts receivable.........................        88        --
 Prepaid expenses............................       136       322
 Other current assets........................        --        70
                                               --------  --------
  Total current assets.......................       745    27,792
Property and equipment, net..................       534     1,678
Other assets.................................        95        88
                                               --------  --------
  Total assets...............................  $  1,374  $ 29,558
                                               ========  ========
Liabilities and stockholders' equity
 (deficit)
Current liabilities:
 Accounts payable............................  $    699  $  1,980
 Accrued liabilities.........................       416     2,807
 Deferred revenue............................       160       167
 Notes payable...............................        40        --
 Current portion of capital leases...........       239       248
 Convertible notes...........................     1,000        --
                                               --------  --------
  Total current liabilities..................     2,554     5,202
Obligations under capital leases.............       176       406
Commitments and contingencies
Redeemable convertible preferred stock,
 $0.001 par value; authorized 11,000,000
 shares:
 Series A, Designated--10,100,000 shares;
  issued and outstanding--10,000,000 shares
  in 1998, none in 1999, and none pro forma..     1,911        --    $     --
 Series C, Designated--11,000,000 shares;
  issued and outstanding--none in 1998,
  7,477,562 shares in 1999 ($29,985
  liquidation preference), and none
  pro forma .................................        --    28,383          --
Stockholders' equity (deficit):
 Convertible preferred stock, $0.001 par
  value: authorized--18,200,000 shares
  Series A, Designated--10,100,000 shares;
   issued and outstanding--none in 1998,
   10,000,000 shares in 1999 ($2,000
   liquidation preference), and none
   pro forma ................................        --     1,980          --
  Series B, Designated--8,100,000 shares;
   issued and outstanding--none in 1998,
   7,444,770 shares in 1999 ($7,445
   liquidation preference), and none
   pro forma ................................        --     9,352          --
 Common stock, $0.001 par value: authorized--
  70,800,000 shares; issued and outstanding--
  48,201 shares in 1998, 5,298,547 shares in
  1999, and 30,220,879 shares pro forma......        --         5          30
 Additional paid-in capital..................    17,686    27,078      66,768
 Deferred compensation.......................        --    (4,139)     (4,139)
 Notes receivable from stockholders..........        --      (537)       (537)
 Accumulated deficit.........................   (20,953)  (38,172)    (38,172)
                                               --------  --------    --------
  Total stockholders' equity (deficit).......    (3,267)   (4,433)   $ 23,950
                                               --------  --------    ========
  Total liabilities and stockholders' equity
   (deficit).................................  $  1,374  $ 29,558
                                               ========  ========

                            See accompanying notes.

                              Driveway Corporation

                            Statements of Operations
                      (In thousands except per share data)

                                                   Years Ended December 31,
                                                   ---------------------------
                                                     1997      1998     1999
                                                   ---------  -------  -------
Revenue..........................................  $       7  $   187  $   264
Cost of revenue..................................        276    1,179    2,155
                                                   ---------  -------  -------
Gross margin.....................................       (269)    (992)  (1,891)
Operating expenses:
 Sales and marketing.............................      1,752    1,787    4,147
 Technology development..........................      2,457    1,434    2,136
 General and administrative .....................      1,212    1,023    2,387
 Stock-based compensation (Note 1)...............         38       18    4,651
                                                   ---------  -------  -------
   Total operating expenses......................      5,459    4,262   13,321
                                                   ---------  -------  -------
Loss from operations.............................      5,728    5,254   15,212
Other income (expense):
 Interest expense................................        (48)    (586)  (2,154)
 Interest income.................................        149       36       89
 Other income....................................         --       28       58
                                                   ---------  -------  -------
   Total other income (expense)..................        101     (522)  (2,007)
                                                   ---------  -------  -------
Net loss.........................................  $   5,627  $ 5,776  $17,219
                                                   =========  =======  =======
Basic and diluted net loss per common share......  $1,125.00  $152.00  $  8.78
                                                   =========  =======  =======
Shares used to compute basic and diluted net loss
 per common share................................          5       38    1,962
                                                   =========  =======  =======
Pro forma basic and diluted net loss per common
 share (unaudited)...............................                      $  1.00
                                                                       =======
Shares used to compute pro forma basic and
 diluted net loss per common share (unaudited)...                       17,162
                                                                       =======

                             See accompanying notes

                             Driveway Corporation

                 Statements of Stockholders' Equity (Deficit)

             For the years ended December 31, 1997, 1998 and 1999
                       (In thousands, except share data)

                     Convertible Preferred Stock
                  ----------------------------------
                                                                                                 Notes
                      Series A          Series B       Common Stock   Additional               Receivable
                  ----------------- ---------------- ----------------  Paid-in     Deferred       from     Accumulated
                    Shares   Amount  Shares   Amount  Shares   Amount  Capital   Compensation Stockholders   Deficit
                  ---------- ------ --------- ------ --------- ------ ---------- ------------ ------------ -----------
Balance at
December 31,
1996.............         -- $   --        -- $   --     5,248  $ --   $ 9,176     $    --       $  --      $ (9,550)
 Issuance of
 options to
 purchase common
 stock to
 consultants.....         --     --        --     --        --    --        38          --          --            --
 Issuance of
 common stock
 upon exercise of
 warrants........         --     --        --     --       105    --         3          --          --            --
 Net loss and
 comprehensive
 loss............         --     --        --     --        --    --        --          --          --        (5,627)
                  ---------- ------ --------- ------ ---------  ----   -------     -------       -----      --------
Balance at
December 31,
1997.............         --     --        --     --     5,353    --     9,217          --          --       (15,177)
 Issuance of
 common stock
 upon exercise of
 options.........         --     --        --     --       478    --        14          --          --            --
 Issuance of
 options to
 purchase common
 stock to
 consultants.....         --     --        --     --        --    --        18          --          --            --
 Conversion of
 redeemable
 preferred stock
 into common
 stock...........         --     --        --     --    42,370    --     8,437          --          --            --
 Net loss and
 comprehensive
 loss............         --     --        --     --        --    --        --          --          --        (5,776)
                  ---------- ------ --------- ------ ---------  ----   -------     -------       -----      --------
Balance at
December 31,
1998.............         --     --        --     --    48,201    --    17,686          --          --       (20,953)
 Reclassification
 of redeemable
 preferred stock
 due to
 elimination of
 redemption
 provisions...... 10,000,000  1,911 7,444,770  7,349        --    --        --          --          --            --
 Issuance of
 warrants to
 purchase
 preferred stock
 to a lender and
 guarantors......         --     69        --  2,003        --    --        --          --          --            --
 Issuance of
 common stock
 upon exercise of
 options.........         --     --        --     --   261,809    --        10          --          --            --
 Issuance of
 common stock to
 a consultant....         --     --        --     --   365,533    --     1,551        (378)         --            --
 Issuance of
 common stock to
 employees.......         --     --        --     -- 4,623,004     5     5,620      (2,046)       (597)           --
 Forgiveness of
 notes
 receivable......         --     --        --     --        --    --        --          --          60            --
 Compensation
 related to grant
 of stock
 options.........         --     --        --     --        --    --     2,211      (2,211)         --            --
 Amortization of
 deferred
 compensation....         --     --        --     --        --    --        --         496          --            --
 Net loss and
 comprehensive
 loss............         --     --        --     --        --    --        --          --          --       (17,219)
                  ---------- ------ --------- ------ ---------  ----   -------     -------       -----      --------
Balance at
December 31,
1999............. 10,000,000 $1,980 7,444,770 $9,352 5,298,547  $  5   $27,078     $(4,139)      $(537)     $(38,172)
                  ========== ====== ========= ====== =========  ====   =======     =======       =====      ========
                      Total
                  Stockholders'
                     Equity
                    (Deficit)
                  -------------
Balance at
December 31,
1996.............   $   (374)
 Issuance of
 options to
 purchase common
 stock to
 consultants.....         38
 Issuance of
 common stock
 upon exercise of
 warrants........          3
 Net loss and
 comprehensive
 loss............     (5,627)
                  -------------
Balance at
December 31,
1997.............     (5,960)
 Issuance of
 common stock
 upon exercise of
 options.........         14
 Issuance of
 options to
 purchase common
 stock to
 consultants.....         18
 Conversion of
 redeemable
 preferred stock
 into common
 stock...........      8,437
 Net loss and
 comprehensive
 loss............     (5,776)
                  -------------
Balance at
December 31,
1998.............     (3,267)
 Reclassification
 of redeemable
 preferred stock
 due to
 elimination of
 redemption
 provisions......      9,260
 Issuance of
 warrants to
 purchase
 preferred stock
 to a lender and
 guarantors......      2,072
 Issuance of
 common stock
 upon exercise of
 options.........         10
 Issuance of
 common stock to
 a consultant....      1,173
 Issuance of
 common stock to
 employees.......      2,982
 Forgiveness of
 notes
 receivable......         60
 Compensation
 related to grant
 of stock
 options.........         --
 Amortization of
 deferred
 compensation....        496
 Net loss and
 comprehensive
 loss............    (17,219)
                  -------------
Balance at
December 31,
1999.............   $ (4,433)
                  =============

                            See accompanying notes.

                              Driveway Corporation

                            Statements of Cash Flows
                                 (In thousands)

                                                     Year Ended December 31
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
Operating activities
Net loss..........................................  $(5,627) $(5,776) $(17,219)
Adjustments to reconcile net loss to net cash used
 in operating activities:
 Depreciation and amortization....................      845      502       423
 Loss (gain) on disposal of fixed assets..........       --      (28)      114
 Stock-based compensation.........................       38       18     4,651
 Non-cash interest expense........................       --      469     2,031
 Changes in operating assets and liabilities:
  Accounts receivable.............................       --      (85)       88
  Prepaid expenses................................       54     (123)     (186)
  Other assets....................................       --       10       (63)
  Accounts payable................................       20      292     1,281
  Accrued liabilities.............................        6      353       848
  Deferred revenue................................       --       35         7
                                                    -------  -------  --------
Net cash used in operating activities.............   (4,664)  (4,333)   (8,025)

Investing activities
Purchases of fixed assets.........................     (295)    (454)   (1,179)
Proceeds from sale of fixed assets................      385       86        12
                                                    -------  -------  --------
Net cash provided by (used in) investing
 activities.......................................       90     (368)   (1,167)

Financing activities
Payments on notes payable.........................     (156)     (19)      (40)
Payments on capital leases........................     (146)    (116)     (275)
Restricted cash...................................      (49)      --        --
Proceeds from issuance of redeemable convertible
 preferred stock..................................    1,775    2,161    31,838
Proceeds from issuance of common stock............        3       14        10
Proceeds from issuance of convertible notes.......       --    1,000     2,000
                                                    -------  -------  --------
Net cash provided by financing activities.........    1,427    3,040    33,533
                                                    -------  -------  --------
Net increase (decrease) in cash...................   (3,147)  (1,661)   24,341
Cash and cash equivalents, beginning of period....    5,214    2,067       406
                                                    -------  -------  --------
Cash and cash equivalents, end of period..........  $ 2,067  $   406  $ 24,747
                                                    =======  =======  ========
Supplemental disclosure of cash flow information
Cash paid for interest............................  $    47  $    62  $     49
                                                    =======  =======  ========
Schedule of noncash transactions
Equipment acquired under capital leases...........  $   397  $   102  $    514
                                                    =======  =======  ========
Issuance of common stock for subscription
 receivable.......................................  $    --  $    --  $    537
                                                    =======  =======  ========
Conversion of debt to preferred stock.............  $    --  $ 1,675  $  3,000
                                                    =======  =======  ========
Conversion of Series I and Series II preferred
 stock into common stock..........................  $    --  $  8437  $     --
                                                    =======  =======  ========

                            See accompanying notes.

                              Driveway Corporation

                         Notes to Financial Statements

                               December 31, 1999

1. Significant Accounting Policies

 Description of Business

   Driveway Corporation ("Driveway" or the "Company") is a provider of online information management solutions. Driveway was originally incorporated in Washington in October 1993 and in February 1998, was reincorporated in Delaware.

 Revenue Recognition

   The Company's revenue currently consist of service fees paid by users for additional information storage space and fees paid by users of other premium services. Revenue is recognized over the period the related service is provided. Billings in advance of services being performed are recorded in deferred revenue in the accompanying balance sheets.

 Concentrations of Credit Risk

   Financial instruments that subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable. The Company maintains its cash in a domestic financial institution and performs periodic evaluations of the relative credit standing of this institution. The Company provides services to users over the Internet and generally bills its users in advance of providing the services; accordingly, credit losses have historically been insignificant.

 Cash and Cash Equivalents

   Cash and cash equivalents include bank demand deposits and short-term, highly liquid investments. Investments with original maturity dates of three months or less from the date of purchase are considered cash equivalents.

 Restricted Cash

   The Company maintains cash deposits as required under the terms of capital lease and other financing agreements. These amounts are invested with a domestic financial institution in short-term highly liquid investments and are recorded as restricted cash in the accompanying balance sheets.

 Property and Equipment

   Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease. The cost of maintenance and repairs is expensed as incurred; renewals and betterments are capitalized.

   The Company capitalizes internal use software costs meeting the criteria of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software costs are amortized on the straight line basis over estimated useful lives of three years.

                              Driveway Corporation

1. Significant Accounting Policies (continued)


   The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 Fair Value of Financial Instruments

   At December 31, 1999, the carrying values of financial instruments, such as restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair values based on the short-term maturities of these instruments. The carrying value of capital leases approximate fair value based upon the Company's incremental borrowing rate for similar types of instruments.

 Advertising Costs

   Advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, were $451,000 , $306,000 and $1.3 million for the years ended December 31, 1997, 1998 and 1999, respectively.

 Technology Development

   Technology development expenses consist primarily of payroll and related expenses for Web site development, systems personnel and consultants. As the Company believes that its website is subject to continual and substantial change, expenditures relating to technology development are expensed as incurred.

 Income Taxes

   The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax liabilities and assets are measured based upon differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Stock-Based Compensation

   The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

                             Driveway Corporation

1. Significant Accounting Policies (continued)


   The Company records stock-based compensation based on the fair value of stock options granted to employees and stock options and warrants granted to non-employees, using the Black-Scholes option pricing valuation model with the following weighted-average assumptions:

                                                                Year ended
                                                               December 31,
                                                              ----------------
                                                              1997  1998  1999
                                                              ----  ----  ----
   Risk-free interest rate................................... 5.5%  5.5%  5.5%
   Dividend yield............................................   0%    0%    0%
   Volatility factor......................................... 0.8   0.8   0.8
   Expected option term life in years for employee stock
    option grants............................................   5     5     5

   Stock-based compensation expense included in the accompanying Statement of Operations is composed of the following expense categories (in thousands):

                                                       Year ended December 31,
                                                      -------------------------
                                                       1997    1998     1999
                                                      ------- ------- ---------
   Cost of revenue................................... $    -- $    -- $      12
   Sales and marketing...............................      --      --     1,238
   Technology development............................      38       6       513
   General and administrative........................      --      12     2,888
                                                      ------- ------- ---------
                                                      $    38 $    18 $   4,651
                                                      ======= ======= =========

 Computation of Net Loss Per Common Share

   The Company computes net loss per common share based on Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"). In accordance with FAS 128, basic net loss per common share is calculated as net loss available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed using the weighted-average number of common shares outstanding. Dilutive common stock equivalents resulting from stock options (using the treasury stock method) and convertible preferred stock (using the if-converted method) have been excluded from the calculation of diluted net loss per common share as their effect is antidilutive.

   Pro forma net loss per common share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will automatically convert to common shares upon completion of the Company's initial public offering, using the if-converted method.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                              Driveway Corporation

1. Significant Accounting Policies (continued)


 Segment Information

   The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations, financial position or disclosure of segment information. The Company conducts business in one operating segment. The Company is a provider of online information management solutions. The Company's management has determined the operating segment based upon how the business is managed and operated.

 Recent Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and, if so, the type of hedge transaction.

   In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("FAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137"), which amends FAS 133 to be effective for all quarters for all years beginning after June 15, 2000 or January 1, 2001 for the Company. Management does not currently expect that adoption of FAS 133 will have a material impact on the Company's financial position or results of operations.

2. Balance Sheet Details

   Details of balance sheet items are as follows:

   Property and equipment at December 31 consist of the following (in thousands):

                                                                   1998   1999
                                                                  ------ ------
   Computer equipment............................................ $1,395 $1,577
   Software......................................................    308    541
   Office equipment and automobiles..............................    121    182
   Leasehold improvements........................................    131     50
                                                                  ------ ------
                                                                   1,955  2,350
   Less accumulated depreciation and amortization................  1,421    672
                                                                  ------ ------
                                                                  $  534 $1,678
                                                                  ====== ======

                              Driveway Corporation

2. Balance Sheet Details (continued)


   At December 31, 1998 and 1999, property and equipment includes amounts held under capital leases of $1.4 million, and $1 million, respectively, and the related accumulated amortization of $1.1 million and $425,000, respectively. Amortization of these assets is included in depreciation expense.

   At December 31, 1999, the Company has capital expenditure commitments amounting to $2.9 million.

   Accrued liabilities at December 31 consist of the following (in thousands):

                                                                    1998  1999
                                                                    ---- ------
   Accrued marketing costs......................................... $167 $  332
   Accrued underwriting fees--Series C preferred stock.............   --  1,543
   Accrued bonuses.................................................   --    428
   Other accrued liabilities.......................................  249    504
                                                                    ---- ------
                                                                    $416 $2,807
                                                                    ==== ======

3. Redeemable Convertible Preferred Stock

   In December 1999, the Company sold 7,477,562 shares of Series C preferred stock for $4.01 per share, resulting in net proceeds of $28.4 million. Of this amount $2.5 million was recorded as a receivable at December 31, 1999 and was subsequently received on January 4, 2000. In connection with the Series C preferred stock financing, the Company issued to the placement agent warrants to purchase 94,780 shares of Series C preferred stock at an exercise price of $4.01 per share. The value ascribed to the warrants of approximately $290,000 was offset against the Series C preferred stock proceeds. The value was based on a Black-Scholes valuation model as described in Note 1 using a fair value of the Company's Series C preferred stock on the grant date of $4.01 per share and a contractual life of 5 years.

   The holder of each share of Series C preferred stock has the right to one vote for each share of common stock into which such Series C could then be converted and, with respect to such vote, has full voting rights and powers equal to those of the holder of common stock. In the event of liquidation, the holders of Series C have preferential rights to liquidation payments of $4.01 per share, plus any declared but unpaid dividends. The Series C preferred stock is convertible into common stock at the option of the holder, or automatically upon the closing of an initial public offering of the Company's common stock for which the aggregate proceeds are not less than $30 million or $8.02 per share. Currently, each share of Series C converts into one share of common stock. The conversion rate is subject to adjustment, as provided by the Company's Certificate of Incorporation. The preferred stock is also redeemable at the option of the holder after December 2004 at a redemption price equal to $4.01 per share plus a ten percent annual return from date of issuance. The Series C holders have the right to receive dividends at an annual rate of $0.321 per share when and if declared by the Board of Directors.

   Through December 1997, the Company sold 351,143 shares of Series I preferred stock and 66,668 shares of Series II preferred stock resulting in net proceeds of $5.9 million and $2.0 million, respectively. In October 1998, the Company converted all outstanding Series I and II preferred stock

                              Driveway Corporation

3. Redeemable Convertible Preferred Stock (continued)


into common shares, based upon a 100 to 1 conversion ratio. Subsequent to this conversion, the Company canceled its Series I and II preferred stock and completed a 1,000 to 1 reverse stock split of its common stock. Accordingly, 42,370 shares of common stock have been issued in the Series I and II preferred stock conversion (the related common share and per share data in the accompanying financial statements have been retroactively restated to reflect the reverse stock split).

   In June 1998, the Company entered into promissory notes with stockholders for $775,000 of bridge financing for the Company. The notes had interest rates of 10%, matured in 45 days, and were converted into Series A preferred stock (Note 4). The Company issued additional notes payable of $900,000 during August and October 1998. In connection with the issuance of the notes, the Company issued warrants to purchase Series II preferred stock and based on the Black-Scholes valuation model described in Note 1, using the fair value of the Company's Series II preferred stock, the value of the warrants of $469,000 was recorded as interest expense in the year ended December 31, 1998. These warrants were subsequently converted into warrants to purchase common stock (Note 4).

4. Stockholders' Equity (Deficit)

 Convertible Preferred Stock

   In October 1998, the Company converted outstanding notes payable of $1.7 million into Series A preferred stock at an exchange rate of $0.20 per share. In addition, the Company sold an additional 1,625,000 shares of Series A preferred stock for $0.20 per share for net proceeds of $236,000.

   In November 1998 and January 1999, the Company entered into convertible notes payable agreements for $1.0 million and $2.0 million, respectively, with two institutional investors. The debentures were convertible to and in conjunction with the Company's next round of preferred equity financing. In May 1999, the Company converted all outstanding convertible notes payable into 3,000,000 shares of Series B preferred stock at an exchange rate of $1.00 per share. In addition, the Company sold an additional 4,444,770 shares of Series B preferred stock for $1.00 per share for net proceeds of $4.3 million. In October 1999, the holders of Series A and B preferred stock agreed to eliminate their right to request redemption of the preferred stock. Accordingly, Series A and B have been reclassified as of December 31,1999 to Convertible Preferred Stock in the accompanying balance sheet. In addition, the Company completed a five-to-one stock split of its Series A and B preferred stock and the accompanying financial statements have been retroactively restated to give effect to this stock split.

   The holder of each share of Series A and B preferred stock has the right to one vote for each share of common stock into which such Series A and B could then be converted and, with respect to such vote, has full voting rights and powers equal to those of the holder of common stock. In the event of liquidation, the holders of Series A and B have preferential rights to liquidation payments of $0.20 and $1.00 per share, respectively, plus any declared but unpaid dividends. The Series A and B preferred stock is convertible into common stock at the option of the holder, or automatically upon the closing of an initial public offering of the Company's common stock for which the aggregate

                              Driveway Corporation

4. Stockholders' Equity (Deficit) (continued)

proceeds are not less than $30 million and $8.02 per share. Currently, each share of Series A and B converts into one share of common stock. The conversion rate is subject to adjustment, as provided by the Company's Certificate of Incorporation. The Series A and B holders have the right to receive dividends at an annual rate of $0.016 per share and $0.08 per share, respectively, when and if declared by the Board of Directors.

 Common Stock Option Plan

   The 1997 Stock Option Plan (the "1997 Plan") provides for the issuance of incentive and nonqualified stock options to employees. There are 4,177,484 shares of common stock reserved for issuance under the 1997 Plan. Options are granted by the Company's Board of Directors and expire after ten years. Options granted under this plan shall become vested with respect to 25% of the shares of common stock covered by the option on the first anniversary date of employment, with the remaining shares vesting at 6.25% every three months thereafter, with all shares becoming fully vested on the fourth anniversary date of the date of grant.

   Stock option activity and price information for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                          Outstanding options   Weighted-
                              Options    ----------------------  average
                             Available   Number of     Price    exercise
                             for grant     shares    per share    price
                             ----------  ----------  ---------- ---------
   Balance at December 31,
    1996....................         --          --        --        --
    Authorized..............  4,177,484          --        --
    Granted.................    (11,415)     11,415  $  10-20    $19.87
    Canceled................        845        (845)       20     20.00
                             ----------  ----------  ----------  ------
   Balance at December 31,
    1997....................  4,166,914      10,570     10-20     19.88
    Granted.................     (3,542)      3,542        30     30.00
    Exercised...............         --        (478)       20     20.00
    Canceled................      5,899      (5,897)    10-30     20.65
                             ----------  ----------  ----------  ------
   Balance at December 31,
    1998....................  4,169,271       7,737     10-30     26.50
    Granted................. (4,174,680)  4,174,680   0.02-1.50    0.22
    Exercised...............         --    (261,809)  0.02-0.25    0.04
    Canceled................  1,046,023  (1,046,023)  0.02-30      0.16
                             ----------  ----------  ----------  ------
   Balance at December 31,
    1999....................  1,040,614   2,874,585  $0.02-30    $ 0.32
                             ==========  ==========  ==========  ======

   The weighted-average remaining contractual life of all outstanding options at December 31, 1999 is 9.59 years. As of December 31, 1999, options to purchase 489,615 shares are exercisable.

                              Driveway Corporation

4. Stockholders' Equity (Deficit) (continued)


   The following table summarizes information about stock options at December 31, 1999:

                                                           Options Exercisable
                                                              Not Subject to
                   Options Outstanding                          Repurchase
   -----------------------------------------------------------------------------
   Range of               Weighted-Average   Weighted-              Weighted-
   Exercise     Options      Remaining        Average     Options    Average
    Prices    Outstanding Contractual Life Exercise Price Vested  Exercise Price
   --------   ----------- ---------------- -------------- ------- --------------
   $0.02-
     0.02        583,689        9.03           $0.02      476,811     $ 0.02
   $0.10-
     0.25      1,960,714        9.68            0.18       10,166       0.25
   $1.50-
    30.00        330,182        9.95            1.69        2,638      21.34
               ---------                                  -------     ------
               2,874,585                                  489,615     $ 0.14
               =========                                  =======     ======

 Shares Reserved for Future Issuance

   At December 31, 1999, the Company has reserved shares of common stock for future issuance as follows:

   Preferred stock, including effect of preferred stock warrants:
    Series A....................................................... 10,081,250
    Series B.......................................................  8,098,770
    Series C.......................................................  7,577,342
   Stock options outstanding.......................................  2,874,585
   Stock options, available for grant..............................  1,040,614
   Warrants to purchase common stock...............................     22,532
                                                                    ----------
                                                                    29,695,093
                                                                    ==========

 Deferred Compensation

   The Company has recorded deferred compensation charges of $2.2 million during the year ended December 31, 1999, representing the difference between the exercise price of the stock option and the fair value of common stock as of the date of grant. The Company recorded stock-based compensation expense of $185,000 for the year ended December 31, 1999 and, using a graded method, over the vesting periods of the individual stock options (four years), the deferred compensation charges will amortize $1.2 million, $509,000, $240,000 and $62,000 in the years 2000 through 2003, respectively.

 Options Issued to Consultants

   In 1999, the Company issued to consultants options to purchase 163,556 shares of common stock at exercise prices ranging from $0.14 to $1.50 per share. These options vest in varying amounts through December 2001. The Company recorded deferred compensation charges of $378,000 based on the Black-Scholes valuation model, described in Note 1, using fair values for the Company's common stock ranging from $0.50 to $3.21 per share and contractual lives of 10 years. These charges are subject to adjustment based upon the fair value of the stock at the final vesting of these options. The Company recorded stock-based compensation expense of $18,000 for the year ended December 31, 1999 related to these options.

                              Driveway Corporation

4. Stockholders' Equity (Deficit) (continued)


   In February 1999, the Company awarded 365,533 shares of common stock to a consultant. Under the terms of the agreement, the Company had the right to repurchase the shares based on the achievement of certain milestones. At December 31, 1999, none of the shares remain subject to the repurchase rights. For the year ended December 31, 1999, the Company recorded stock-based compensation expense in 1999 of $1.2 million related to these shares.

 Notes Receivable From Stockholders

   In May 1999, the Company sold 2,130,000 shares of its common stock to a then senior executive officer and now Chairman of the Company for $213,000 in exchange for a promissory note. The note is full recourse, has an interest rate of 5.22%, is due the earlier of an initial public offering of common stock of the Company or January 2006, and requires annual interest payments equal to 20% of the annual interest accrual. For the year ended December 31, 1999, the Company recorded stock-based compensation expense of $3.0 million related to these shares based upon the difference between the issuance price of the stock and the fair value of the stock.

   In 1999, the Company issued 1,383,004 shares of common stock to key officers and 1,110,000 shares to employees of the Company in exchange for promissory notes in the aggregate amount of $384,000. The notes are full recourse, bear interest at 5%, and are due with accrued interest on varying dates from April 2001 through August 2003. The shares issued are subject to repurchase by the company at the original issuance price in the event the officers and employees terminate their employment. These repurchase rights lapse in varying amounts through August 2003. Shares subject to repurchase total 2,055,561 at December 31, 1999. In addition, the Company has agreed to forgive the notes from the employees ratably through April 2001 based upon continued employment with the Company. The Company recorded deferred compensation charges of $2.0 million based on the difference between the issuance price of the stock and its fair value on the date of issuance. The Company recorded stock-based compensation expense of $293,000 in the year ended December 31, 1999 related to these notes and will amortize $757,000, $440,000, $328,000, and $228,000 relating to these shares in the years 2000 through 2003, respectively.

 Common and Preferred Stock Warrants

   During the years 1995 through 1998, the Company issued warrants to purchase common stock and Series I and Series II preferred stock to non-employees. In 1998, all warrants to purchase Series I and Series II preferred stock were converted into warrants to purchase common stock. At December 31, 1999, warrants to purchase 22,532 shares of common stock remain outstanding, with exercise prices ranging from $30 to $2,400 per share. The warrants expire on various dates through September 2005.

   In May 1999, the Company issued 81,250 warrants (expiring in August 2002) to purchase Series A preferred stock at an exercise price of $1.00 per share to a leasing company in connection with an existing lease. Based on the Black-Scholes option valuation model described in Note 1 using a fair value of $1.00 per share and a contractual life of 3 years, the Company will record the value of the warrants of approximately $69,000 as additional interest expense over the remaining lease term.

                              Driveway Corporation

4. Stockholders' Equity (Deficit) (continued)


 Pro Forma Disclosures of the Effect of Stock-Based Compensation

   Pro forma information regarding net income and net income per common share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. For purposes of pro forma disclosures, the estimated fair value of the stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option pricing valuation model, described in Note 1.

   The weighted-average fair value of these options granted was $10.86, $17.17 and $0.68 for 1997, 1998 and 1999, respectively.

   Option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, subjective input assumptions can materially affect the fair value estimate.

   Had compensation costs for the Company's stock option plan been determined using the fair value at the grant dates for awards under that plan consistent with the method of FAS 123, the Company's historical net loss applicable to common shareholders and basic and diluted net loss per share would have been decreased to the pro forma amounts indicated below (in thousands, except per share data):

                                                       Year ended December 31,
                                                      -------------------------
                                                        1997     1998    1999
                                                      --------- ------- -------
   Net loss:
    As reported...................................... $   5,627 $ 5,776 $17,219
    Pro forma........................................     5,650   5,811  17,305
   Basic and diluted net loss per common share:
    As reported......................................  1,125.00  152.00    8.78
    Pro forma........................................  1,130.00  152.92    8.82

   The pro forma impact of options on the operating results is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

                              Driveway Corporation

5. Net Loss Per Common Share

   The calculation of historical and pro forma basic and diluted net loss per common share is as follows (in thousands, except share and per share data):

                                                     Years ended December 31,
                                                   ----------------------------
                                                     1997     1998      1999
                                                   --------- ------- ----------
   Historical:
    Net loss.....................................  $   5,627 $ 5,776 $   17,219
                                                   ========= ======= ==========
    Weighted-average shares of common stock
     outstanding.................................      5,000  38,000  2,534,000
    Less: weighted-average shares subject to
     repurchase..................................         --      --    572,000
                                                   --------- ------- ----------
    Weighted-average shares used in computing
     basic and diluted net loss per common
     share.......................................      5,000  38,000  1,962,000
                                                   ========= ======= ==========
    Basic and diluted net loss per common share..  $1,125.00 $152.00 $     8.78
                                                   ========= ======= ==========

                                                                    Year ended
                                                                   December 31,
                                                                       1999
                                                                   ------------
   Pro forma:
    Net loss.....................................................   $   17,219
                                                                    ==========
    Weighted-average shares used in computing basic and diluted
     net loss per common share...................................    1,962,000
    Adjustment to reflect the effect of the assumed conversion of
     preferred stock from the date of issuance...................   15,200,000
                                                                    ----------
    Weighted-average shares used in computing pro forma basic and
     diluted net loss per common share...........................   17,162,000
                                                                    ==========
    Pro forma basic and diluted net loss per common share
     (unaudited).................................................   $     1.00
                                                                    ==========

   If the Company had reported net income, the calculation of historical and pro forma diluted earnings per share would have included approximately an additional 1,475,000 common equivalent shares related to outstanding stock options not included above (determined using the treasury stock method) for the year ended December 31 1999, and approximately an additional 40,000, 2,500,000 and 15,200,000 common equivalent shares related to the conversion of preferred shares (including warrants to purchase preferred stock) using the if-converted method for the years ended December 31, 1997, 1998 and 1999, respectively. For the years ended December 31, 1997 and 1998, the common equivalent shares related to outstanding stock options are not significant.

6. Income Taxes

   No income tax expense was recorded for the years ended December 31, 1997, 1998 and 1999 as the Company has incurred operating losses in all periods and for all jurisdictions.

                              Driveway Corporation

6. Income Taxes (continued)


   The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                          Years ended December
                                                                   31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
   Statutory federal income tax benefit ................  34.0%   34.0%   34.0%
   State tax benefit....................................     --      --    7.3%
   Change in valuation allowance........................ (33.9%) (33.9%) (41.2%)
   Other................................................  (0.1%)  (0.1%)  (0.1%)
                                                         ------- ------- -------
                                                             --      --      --
                                                         ======= ======= =======

   Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                          December 31
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
   Net operating loss carryforwards................ $ 4,741  $ 6,707  $ 12,929
   Research and development credit carryforwards...      31       31        31
   Other...........................................     333      328       390
                                                    -------  -------  --------
   Total deferred tax assets.......................   5,105    7,066    13,350
   Valuation allowance.............................  (5,105)  (7,066)  (13,350)
                                                    -------  -------  --------
   Net deferred tax assets......................... $   --   $   --   $    --
                                                    =======  =======  ========

   FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets. The Company will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

   The net valuation allowance increased by $1.9 million during the year ended December 31, 1997, by $2.0 million during the year ended December 31, 1998, and by $6.3 million during the year ended December 31, 1999.

   As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $35 million, which expire in the tax years 2008 through 2019. The Company has net operating loss carryforwards for state income tax purposes of approximately $11.9 million which expire in tax year 2019. The Company has federal tax credit carryforwards of approximately $31,000 which begin to expire in 2008.

   Because of the "change in ownership" provisions of the Internal Revenue Code of 1986, a portion of the Company's net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities. The Company has not determined the amount, if any, which will be lost as a result of the application of these rules.

                              Driveway Corporation

7. Commitments and Contingencies

 Line of Credit

   In 1999, the Company entered into a non-revolving line of credit agreement for borrowing up to $3 million. In connection with the Series C preferred stock financing (Note 4), the Company repaid all outstanding amounts under this agreement and the facility was terminated. Under the terms of this facility, the Company issued to the lender warrants to purchase 5,000 shares of Series C preferred stock at an exercise price of $4.01 per share. The value ascribed to the warrants of approximately $14,000, based on the Black-Scholes valuation model described in Note 1 using a fair value of $4.01 per share and a contractural life of 5 years, was recorded as interest expense in the accompanying statements of operations. In addition, certain stockholders and officers of the Company provided personal guaranties for the line of credit agreement. As consideration for the guaranties, the Company issued warrants to purchase 600,000 shares of Series B preferred stock at an exercise price of $1.00 per share. The value ascribed to the warrants of $1.9 million, based on the Black-Scholes valuation model described in Note 1 using a fair value of $3.61 per share and a contractual life of 7 years, was recorded as interest expense in the accompanying statements of operations.

 Leases

   In August 1999, the Company entered into a loan facility under which the lender committed to finance equipment purchases up to $1.5 million through July 2000. As of December 31, 1999, outstanding borrowings totaling $498,000 and are included in obligations under capital leases in the accompanying balance sheet. Under the terms of this facility, the Company issued to the lender warrants to purchase 54,000 shares of Series B preferred stock at an exercise price of $1.00 per share. The value ascribed to the warrants of approximately $70,000, based on the Black-Scholes valuation model described in Note 1 using a fair value of $1.50 per share and a contractual life of 10 years, is being amortized to interest expense.

   The Company leases its office facilities under operating leases. Future minimum lease payments under capital leases and minimum lease payments under noncancellable operating leases are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   Years ending December 31:
    2000......................................................  $ 318   $  530
    2001......................................................    183      325
    2002......................................................    167      240
    2003......................................................    134      218
    2004......................................................     --      187
                                                                -----   ------
   Total minimum lease payments...............................    802   $1,500
                                                                        ======
   Amount representing interest...............................   (148)
                                                                -----
   Present value of minimum lease payments....................    654
   Current portion of capital lease obligations...............   (248)
                                                                -----
   Noncurrent portion of capital lease obligations............  $ 406
                                                                =====

                              Driveway Corporation

7. Commitments and Contingencies (continued)

   Rent expense for the years ended December 31, 1997, 1998, and 1999 was $160,000 $185,000 and $239,000 respectively.

 Marketing Agreements

   The Company enters into various advertising, marketing and co-marketing agreements which provide for certain advertising and promotional and customer acquisition activities. Such agreements generally have terms not in excess of 12 months. Under these agreements, the Company's partners display the Driveway logo and certain of the Company's services on their websites with direct links to the Driveway website. The Company normally pays for these services based on the first time a customer clicks on one of the Driveway links and registers for the Driveway service and/or becomes an active user of the Driveway site. The costs of these services are expensed as incurred. In addition, some agreements include minimum monthly and quarterly payments and in some cases, an up-front advertising placement fee. Advertising placement fees are deferred and expensed throughout the term of the contract. At December 31, 1999, deferred placement fees total $98,000 and are included in prepaid expenses in the accompanying balance sheet. The Company recorded $648,000 in placement fee expenses for the year ended December 31, 1999. Future minimum payments under these agreements are $4.3 million 2000 and $425,000 in 2001.

 Advertising

   The Company has commitments for expenditures on media advertising in 2000. The aggregate commitments at December 31, 1999 are approximately $5.4 million.

 Pending Litigation

   While currently the Company is not aware of any significant pending litigation, the Company may from time to time become involved in various litigation arising in the ordinary course of business and the resolution of these matters could have a material effect on the Company's financial position or results of operations.

 Defined Contribution Pension Plan

   Beginning July 1997, the Company sponsored a defined contribution pension plan (the Plan) for its employees who have completed six months of service with the Company. Contributions to the Plan are based on a percentage of the employee's gross compensation, limited by IRS guidelines for such plans. The Company does not match contributions made by employees, but does pay the Plan's administrative expenses. Administrative expenses for the Plan totaled $3,000 for the year ended December 31, 1999.

8. Subsequent Events

 Proposed Public Offering of Common Stock


   On March 2, 2000, the Board authorized Driveway to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding redeemable convertible preferred stock and convertible preferred stock will automatically convert to

                             Driveway Corporation

8. Subsequent Events (continued)

common stock. The unaudited pro forma shareholders' equity at December 31, 1999 gives effect to the conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock at that date into 24,922,332 shares of common stock upon the completion of the offering.

 Series C Preferred Stock

   In January 2000, the Company sold an additional 3,322,945 shares of Series C preferred stock for $4.01 per share, resulting in net proceeds of $12.6 million.

 1997 Stock Option Plan


   On March 2, 2000 the number of shares reserved under this plan was increased to 5,700,000.

 2000 Stock Incentive Compensation Plan

   On March 2, 2000 the Board of Directors adopted, and the stockholders approved, the 2000 Stock Incentive Compensation Plan to be effective upon completion of the Company's initial public offering of its common stock. The Company has reserved a total of 8,100,000 shares of common stock for issuance under the plan. The plan provides for the issuance of stock options as well as stock awards. Simultaneous with the effectiveness of the Company's initial public offering, the 1997 Stock Option Plan will be suspended, no further grants will be made under this plan and all shares reserved if not granted under this plan will become shares reserved under the 2000 stock incentive plan.

9. Events (unaudited) subsequent to date of independent auditors' report

 Series D Convertible Preferred Stock

   On March 10, 2000, the Company, sold 1,666,666 shares of Series D Convertible Preferred Stock at $6.00 per share.

                                                                      APPENDIX A

                     "MEET THE MANAGEMENT" PRESENTATION FOR
                              DRIVEWAY CORPORATION

   Prospective investors will be able to log on to a website maintained by E*OFFERING Corp. at www.eoffering.com, where a prospectus is available for review. Within designated sections of the prospectus, including the table of contents and the Underwriting Section of the prospectus, an embedded hyperlink {click here for "Meet the Management" Presentation} will provide exclusive access to the "Meet the Management" Presentation. This presentation highlights selected information contained elsewhere in the prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

Visual 1:  Disclaimer

Imagery:   Company logo.

Visual Text: The "Meet the Management" Presentation is part of our prospectus.
             This presentation highlights selected information contained elsewhere in this prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

Script: (Christopher Logan) The "Meet the Management" Presentation is part of our prospectus. This presentation highlights selected information contained elsewhere in this prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

Visual 2:  Introduction

Imagery: See Description of Artwork contained in this Registration Statement for a description of the image located on the inside front cover of the prospectus.

Script: (Christopher Logan) Welcome to the "Meet the Management" Presentation for Driveway. I'm Christopher Logan, President and CEO. I would like to introduce you to Michael Zuckerman, Vice President of Business Development and Kent Jarvi, our Chief Financial Officer. We would like to talk to you about Driveway, an easy to use online information management service that allows our members to store, manage and share their personal and business information from a single virtual location on the Web.

Visual 3:  Industry Background

Imagery: Border and Company logo. Page with four arrows on the left of the page pointing right.

Visual Text: Title: Industry Background. Bullets: "Multiple Web Access Points",
             "Web-enabled Devices", "Voluminous Data", "Rich Media".

Script: (Christopher Logan) (see "Business--Industry Background--Expanding Uses of the Internet Driving the Need for Online Storage"): The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically. Some of the many contributors to this growth have been the rapid technological improvements to Internet infrastructure and bandwidth capacity, which have allowed users to quickly download and upload information in multiple formats, run Web-based applications and complete commerce transactions. These uses represent a significant shift in usage patterns, as traditionally the Internet was used primarily to acquire information most often stored in simple text-based format. As the Internet continues to expand and evolve, we believe users will increasingly move towards online management and storage solutions to accommodate this shift. There are several characteristics that drive the demand of online information management. First, many users frequently use more than one personal computer for Internet access and we believe they are looking for ways to remotely access all their files form a single virtual location that is not limited by multiple computers. Second, the Internet has expanded beyond personal computers to personal digital assistants, cellular phones and other thin client devices, which have limited storage capability. This expansion has created new challenges for users who are looking for ways to access information from these devices. Third, the Internet is a virtual marketplace, providing vast quantities of information from different sources. Finally, the introduction onto the Web of rich media, including music, video and picture downloads, has created new possibilities for ecommerce and user interactivity.

Visual 4:  The Driveway Solution

Imagery:   Border and Web Site shot.

Visual Text: Title: The Driveway Solution.

Script:    (Christopher Logan) (see "Business--The Driveway Solution"):
           Driveway is an easy to use online information management service that allows our members to store, manage and share their personal and business information. Our solution is available to any Internet user and for nearly all types of electronic data including URL's, desktop files and rich multimedia content. Our system is designed to be completely device and platform agnostic, a feature that offers our members the greatest freedom and flexibility to manage their online personal and business information. In addition, we actively partner with highly trafficked Web sites to help them increase their value to their users.

Visual 5:  The Driveway Solution (2)

Imagery: Border and Company logo. Page with Driveway logo in center of page with two boxes connecting below with the headings "Benefits to our members" and "Benefits to our strategic partners".

Visual Text: Title: The Driveway Solution. Under Benefits to our members list as bullets: "Ubiquitous access to information from multiple devices.", "Ability to securely share private information.", "Ease of use.", "Integration with existing Web sites and applications." Under Benefits to our partners list as bullets: "Adds functionality.", "Aids in customer acquisition and retention.", "Enhances stickiness.", "Facilitates new revenue opportunities."

Script: (Christopher Logan) (see "Business--The Driveway Solution"): We believe our solution provides significant benefits to both our members and our strategic partners.

              Benefits to our members include the following. We allow members to store and access information at any time from any standard Web-enabled device. Secondly, we enable information-sharing by allowing our members to provide secure password-protected, highly customizable access to other Internet users. Third, our solution is compatible with all browsers, version 2.1 and above, and does not require users to download client software. Finally, our online information management solution is accessible from all of our strategic partners and more than 4,000 affiliates.

              Benefits to our strategic partners include the following. Our online information management services provide an additional service to our strategic partners' Web site offerings. Our online information management application can be seamlessly integrated into existing and emerging Web site applications. Second, by providing a more complete set of services to users, our strategic partners can differentiate themselves from their competitors, attract new users, and retain existing users. Third, because we can integrate our online information management solution with a strategic partner's Web site applications, users have all relevant information centrally located, potentially increasing the time a user is active on our strategic partner's Web site. Finally, our strategic partners can share revenues generated from paid services from members we receive through that strategic partner. We provide our strategic partners access to our extensive member base for opt-in marketing programs and other advertising opportunities.

Visual 6:  Our Strategy

Imagery: Border and Company logo. Driveway logo in center of page. Circles filled with text heading will be connected to the logo as spokes.

Visual Text: Title: The Driveway Strategy. Inside circled spokes: "Capitalize on Growing Member Base to Drive Multiple Revenue Streams", "Leverage Existing Strategic Partnerships and Develop New Relationships", "Build Driveway Brand", "Enable Additional Applications and Services", "Enable Functionality to Mobile Devices", "Capitalize on Web-Based Business-to-Business Opportunity", "Pursue International Market Opportunity".

Script: (Christopher Logan) (see "Business--Strategy"): We intend to be the leading provider of online information management services. The primary elements of our strategy are the following.

              We intend to expand and capitalize on our large and growing membership base. We believe continued enhancements of our services and continued integration of Driveway into our member's Internet activities will allow us to grow and retain an increasingly active user base. As we expand the number of members and increase the amount and duration of activity on our site, we intend to utilize this customer engagement to drive multiple streams of revenue.

              We intend to reach to new prospective members through our strategic partnerships and leverage our growing membership base to develop new strategic relationships. Partner-driven growth is an important element of our strategy and has accounted for approximately 80% of our membership base. As our membership base grows, we believe that a strategic partner's access to our members combined with the value in an integrated Driveway service may to cause a decrease in our membership acquisition costs.

              We intend to establish Driveway as the leading brand for online information management. Our branding efforts are designed to foster new strategic partnerships and increase direct membership recruitment and retention. We believe that as Web sites and users begin to encounter our solution more frequently and understand the value of online information management, we will experience a dramatic increase in the number of strategic partnerships as well as continued growth in our membership base.

              We intend to further enable our strategic partners to create and manage new applications that utilize our Driveway services. We plan to integrate our online information management platform into online application providers' Web sites to provide a central location to store, manage and share the activities of these applications.

              We intend to add features to our solution that will allow our members to access their information through a variety of wireless devices, such as mobile telephones, personal digital assistants or personal computers that are connected to the Internet by wireless service. We plan to enter into relationships to enable access to a Driveway account from a wireless device.

              We intend to private label our Driveway service offering for Web sites that are focused on business-to-business opportunities. By private labeling our services, we intend to further spread our solution across the Web and generate revenue directly from business-to-business Web sites.

              We intend to form international strategic partnerships because we believe that worldwide demand for online information management presents a significant opportunity for us to acquire new members. To facilitate this effort, we developed our interface to easily allow translation into different languages. In December of 1999, we formed an exclusive partnership with Lycos Europe, a joint venture of Lycos and Bertelsmann and one of the most highly trafficked Web sites in Europe, to expand our online information management platform.

              And with that, I will turn it over to Michael Zukerman to discuss our affiliates and strategic relationships.

Visual 7:  Affiliates and Strategic Partnerships

Imagery:   Border and Company logo. Page with table in center of page.

Visual Text: Title: Affiliates and Strategic Partnerships. Within table, list the following: "Lycos", "Lycos-Bertelsmann", "Microsoft", "Looksmart", "USA.Net", "MSN", "McAfee.com", "Backup Buddy",
                     "PhoenixNet",      "Juno Online Services".

Script: (Michael Zukerman) (see "Business--Affiliates and Strategic Partnerships") We have entered into strategic relationships with ten partners, and over 4,000 Web sites have opted into our affiliate program. To date, we have acquired more than 80% of our members through our strategic partnerships and affiliates. Our affiliates provide their visitors with a link to our Web site and we pay these affiliates a fee for member conversions. We believe that our strategic partnerships aid in customer acquisition, development of new applications and services and also increase our revenues.

              For example, our strategic relationship with Microsoft provides a web folder feature to their site.

              In November 1999, Driveway signed an agreement with Lycos to provide the Driveway service to users of the various Lycos network sites. The agreement calls for integration and promotion within Lycos' Tripod and Angelfire, two of Lycos' most heavily trafficked Web-page building sites, and also contemplates further integration with the popular MyLycos personal page service.

              Since December 1999, our online information management service has been offered to McAfee.com visitors and subscribers through a variety of banners, tiles, text links and registration options.

              Now I'll turn it back over to Chris to discuss our competition.

Visual 8:  Competition

Imagery: Border and Company logo. Page with five arrows on the left of the page pointing right.

Visual Text: Title: Competition. Bullets: "Internet portal and content companies", "Online community sites", "Online music services that offer storage space for digital music files", "Internet desktop companies".

Script: (Christopher Logan) (see "Business--Competition") The market for online information management is emerging and rapidly evolving. There are several companies that offer online information management solutions. None of these companies is currently dominant in our space. In addition, many companies may develop in-house solutions to provide online information management, which may compete with us for users and strategic partnerships and offer similar services as the following: Internet portal and content companies, such as America Online and Yahoo!; online community sites such as iVillage; online personal homepage services such as Yahoo! Geocities; online music services that offer storage space for digital music files such as MP3.com and Real Networks; and Internet desktop companies such as Visto and desktop.com.

              And with that, I will turn it over to Kent Jarvi for an overview of our financial results.

Visual 9:  Financial Summary

Imagery: (See "Selected Financial Data") Statement of Operations and Balance Sheet Data.

Visual Text: (See "Selected Financial Data") Statement of Operations and
             Balance Sheet Data.

Script: (Kent Jarvi) (See "Management Discussion and Anlysis of Financial Condition and Results of Operations"): [ ]

              We launched our online information management service in February 1999. Comparison of our financial results from year to year prior to 1999 may therefore not be indicative of our future performance due to the adoption of our new business model in February 1999. We have derived substantially all our revenue to date from subscribers who pay a monthly fee for online storage services. We have recently transitioned our business model whereby registered members of our Driveway services receive an initial allocation of storage, free of charge, with the potential to purchase additional storage. Our revenue in the future will consist of service fees paid by users for additional information storage space and for other premium services. In addition, we expect to derive a substantial part of our services revenue from fees we generate from private label service offerings. We also expect to derive a significant amount of our revenue from the sale of advertisements delivered to users of our Web site. We began to generate advertising revenue in the first quarter of 2000. We also expect to derive revenue from sponsorships in which fees are paid for selective positioning and promotion of our sponsor's logo, marketing messages and site links.

              Revenue increased 41% to $264,000 in 1999 as compared to $187,000 in 1998. Revenue increased 2,571% in 1998 from $7,000 in
           1997. The increase in total revenue in 1999 was primarily the result of the launch of our initial online information management service and the increase in registered users of this platform. The increase in revenue in 1998 was primarily due to revenue derived from our data warehousing and backup services launched in January 1998.

              Cost of revenue increased 83% to $2.2 million in 1999 as compared to $1.2 million in 1998. Cost of revenue increased 335% in 1998 from $276,000 in 1997. The increase in cost of revenue in 1999 was primarily attributable to the costs associated with the launch of our initial online information management service and additional costs related to increased personnel, facilities and other costs associated with growing our Web site infrastructure. The increase in 1998 was primarily due to the launch of our data warehousing and backup services.

              Sales and marketing expenses increased 128% to $4.1 million in 1999, as compared to $1.8 million in 1998. Sales and marketing expenses were relatively unchanged in 1998, with expenses of $1.8 million in 1997. The increases in these periods in absolute dollars are primarily attributable to an increase in advertising and distribution costs associated with our aggressive brand-building strategy and increases in personnel associated with growth in marketing and business development. We anticipate that sales and marketing expenses in absolute dollars will increase in future periods as we continue to pursue an aggressive brand-building strategy through advertising and distribution, continue to expand our international operations, and continue to build our global direct sales organization.

              Technology development expenses increased 50% to $2.1 million in 1999, as compared to $1.4 million in 1998. Technology and development expenses decreased 44% from $2.5 million in 1997. The increase in 1999 was primarily attributable to increases in the number of engineers and consultants that develop and enhance our services. The decrease in 1998 was primarily attributable to a decrease in personnel primarily due to a refocusing of our business. We believe a significant investment in technology is required to remain competitive in the online information management market. Accordingly, we expect to incur increased product development expenditures in absolute dollars in future periods.

              General and administrative expenses increased 140% to $2.4 million in 1999 as compared to $1.0 million in 1998. General and administrative expenses decreased 17% in 1998 from $1.2 million in 1997. The increase in 1999 was primarily attributable to additional finance, administrative and human resource personnel and higher occupancy costs related to the move of our corporate headquarters to San Francisco, California in the fourth quarter of 1999. The decrease in 1998 was primarily attributable to a decrease in personnel primarily due to a refocusing of our business. We believe that the absolute dollar level of general and administrative expenses will increase in future periods, as a result of an increase in personnel to support expanding operations, incur additional costs related to the growth of our business and assume the reporting requirements of a public company.

              Other expense increased 283% to $2.0 million in 1999 as compared to $522,000 in 1998. Other expense increased 617% in 1998 from other income of $101,000 in 1997. The increase in other expense in 1999 was primarily the result of interest charges from warrants issued in exchange for guarantees in connection with our bridge financing in the fourth quarter of 1999. The increase in other expense in 1998 was primarily due to additional bank and equipment lease financings.

              And with that, I will turn it back over to Chris. Chris. . . .

Visual 10: End of Presentation

Imagery: See Description of Artwork contained in this Registration Statement for a description of the image located on the inside front cover of the prospectus.

Script: (Christopher Logan): We hope that this presentation was helpful in understanding the business model of Driveway and the strategy that our management team intends to execute. We encourage you to refer back to the prospectus for additional support and disclosure as well as to take a look at the "Risk Factors" in detail. Again, thank you for your interest in Driveway.

                                   [ARTWORK]

                                   [ARTWORK]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses to be paid by the Registrant in connection with this offering areas follows. All amounts are estimates other than the SEC registration fee and the NASD filing fees.

   Securities and Exchange Commission Registration Fee................. $
   National Association of Securities Dealers filing fee...............
   Nasdaq National Market listing fee..................................    *
   Printing fees.......................................................    *
   Legal fees and expenses.............................................    *
   Accounting fees and expenses........................................    *
   Blue sky fees and expenses..........................................    *
   Transfer agent and registrar fees...................................    *
   Miscellaneous fees..................................................    *
                                                                        -------
     Total............................................................. $*
                                                                        =======

--------
* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act of 1933, as amended. Article VIII of our Amended and Restated Certificate of Incorporation, which will be effective upon the completion of this offering, and Article XI of our Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. The Underwriting Agreement (Exhibit 1.01) also provides for cross-indemnification among Driveway and the Underwriters with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities

   The following is a summary of transactions involving sales of the Registrant's securities that were not registered under the Securities Act in the three years preceding the filing of this registration statement. Prior to our reincorporation as a Delaware corporation in 1998, we had been operating as a corporation organized under the laws of Washington.

1. On December 31, 1997, we issued an aggregate of 66,668 shares of Series II preferred stock to 5 investors for an aggregate consideration of $2,000,000. These shares of Series II preferred stock were converted into 6,667 shares of common stock on October 20, 1998.

2. On June 11, 1998, we issued two convertible promissory notes in an aggregate principal amount of $600,000 to two investors. The notes were cancelled and converted into 3,000,000 shares of Series A Preferred Stock on October 26, 1998.

3. On June 16, 1998, we issued one convertible promissory note in the principal amount of $75,000 to investor. The note was cancelled and converted into 375,000 shares of Series A Preferred Stock on October 26, 1998

 4. On June 24, 1998, we issued one convertible promissory note in the principal amount of $100,000 to one investor. The note was cancelled and converted into 500,000 shares of Series A Preferred Stock on October 26, 1998.

 5. On August 13, 1998, we issued one convertible promissory note in the principal amount of $500,000 to one investor. The note was cancelled and converted into 2,500,000 shares of Series A Preferred Stock on October 26, 1998.

 6. On September 22, 1998, we issued one convertible promissory note in the principal amount of $100,000 to one investor. The note was cancelled and converted into 500,000 shares of Series A Preferred Stock on October 26, 1998.

 7. On September 29, 1998, we issued one convertible promissory note in the principal amount of $100,000 to one investor. The note was cancelled and converted into 500,000 shares of Series A Preferred Stock on October 26, 1998.

 8. On October 13, 1998, we issued one convertible promissory note in the principal amount of $100,000 to one investor. The note was cancelled and converted into 500,000 shares of Series A Preferred Stock on October 26, 1998.

 9. On October 15, 1998, we issued one convertible promissory note in the principal amount of $100,000 to one investor. The note was cancelled and converted into 500,000 shares of Series A Preferred Stock on October 26, 1998.

10. On October 26, 1998, we issued an aggregate of 1,625,000 shares of Series A Preferred Stock to five investors for an aggregate consideration of $325,000.

11. On November 20, 1998, we issued convertible promissory notes in an aggregate principal amount of $1,000,000 to two investors. The notes were cancelled and converted into 1,000,000

12. On January 29, 1999, we issued convertible promissory notes in an aggregate principal amount of $1,500,000 to two investors. The notes were cancelled and converted into 1,500,000 shares of Series B Preferred Stock on May 27, 1999.

13. On May 5, 1999, we issued one convertible promissory note in the principal amount of $500,000 to one investor. The note was cancelled and converted into 500,000 shares of Series B Preferred Stock on May 27, 1999.

14. On May 20, 1999, we issued an aggregate of 2,495,533 shares of common stock to a founder and to a consultant for an aggregate consideration of $249,533.

15. On May 17, 1999, we issued one warrant to purchase up to 81,250 shares of Series A Preferred Stock to one investor, at an exercise price of $1.00 per share.

16. On May 27, 1999, we issued an aggregate of 7,444,770 shares of Series B Preferred Stock to fifteen investors for an aggregate consideration of $7,444,770.

17. On July 30, 1999, we issued aggregate of 1,064,286 shares of common stock to two founders for an aggregate consideration of $149,000.

18. On August 25, 1999, we issued two warrants to purchase up to 54,000 shares of Series B Preferred Stock to two investors, at an exercise price of $1.00 per share.

19. On August 27, 1999, we issued an aggregate of 1,100,000 shares of common stock to six founders for an aggregate consideration of $155,400.

20. On September 14, 1999, we issued an aggregate of 318,718 shares of common stock to one founder for consideration of $79,679.50.

21. On November 3, 1999, we issued 12 warrants to purchase an aggregate of up to 600,000 shares of Series B Preferred Stock to two investors at an exercise price of $1.00 per share.

22. On December 3, 1999, we issued one warrant to purchase up to 5,000 shares of Series C Preferred Stock to one investor, at an exercise price of $4.01 per share.

23. On December 30, 1999, we issued one warrant to purchase up to 94,780 shares of Series C Preferred Stock to one investor, at an exercise price of $4.01 per share.

24. On December 30, 1999, we issued an aggregate of 7,477,562 shares of Series C Preferred Stock to 37 investors for an aggregate consideration of $29,985,023.62.

25. On January 8, 2000, we issued an aggregate of 3,322,945 shares of Series C Preferred Stock to 10 investors for an aggregate consideration of $13,325,009.45. E*OFFERING Corporation, an underwriter of this offering, was issued a warrant to purchase 94,780 shares of Series C Preferred Stock at an exercise price of $4.01 per share.

26. On March 10, 2000, we issued an aggregate of 1,666,666 shares of Series D Preferred Stock to 2 investors for an aggregate consideration of $9,999,996.000.

   The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

  (a) The following exhibits are filed herewith:

 Exhibit No                             Description
 ----------                             -----------
  1.01*     --Form of Underwriting Agreement.
  1.02      --Form of Lock-Up Agreement.
  3.01      --Certificate of Incorporation, as amended to date.
  3.02      --Form of Amended and Restated Certificate of Incorporation to be
              filed upon the completion of this offering.
  3.03      --Bylaws.
  3.04      --Form of Bylaws to be adopted following the completion of this offering.
  4.01*     --Form of Common Stock Certificate.
  5.01*     --Opinion of Perkins Coie LLP regarding legality of securities being issued.
 10.01      --Company's 1997 Stock Option Plan, as amended.
 10.02      --Form of Notice of Option Grant and Stock Option Agreement.
 10.03*     --Form of 2000 Employee Stock Purchase Plan.
 10.04*     --Form of 2000 Stock Incentive Plan.
 10.05*     --Stock Option Grant Program for Non-employee Directors.
 10.06      --Notice of Stock Option Grant to Christopher S. Logan dated
              July 30, 1999.
 10.07      --Notice of Stock Option Grant to Michael Vanneman dated
              February 2, 2000.
 10.08*     --Notice of Stock Option Grant to George R. Garrick dated March 13,
              2000.
 10.09*     --Notice of Stock Option Grant to Philip S. Constantinou dated
              March 13, 2000.
 10.10+     --Stock Subscription and Repurchase Agreement, with attached
              Promissory Note and Pledge Agreement to Promissory Note, executed by Christopher S. Logan in favor of the Registrant dated
              September 30, 1999.
 10.11+     --Stock Subscription and Repurchase Agreement, with attached
              Promissory Note and Pledge Agreement to Promissory Note, executed by Kent Jarvi in favor of the Registrant dated October 10, 1999.
 10.12+*    --Stock Subscription and Repurchase Agreement, with attached
              Promissory Note and Pledge Agreement to Promissory Note, executed by Michael Zukerman in favor of the Registrant dated September
              30, 1999.
 10.13+     --Stock Subscription and Repurchase Agreement, with attached
              Promissory Note and Pledge Agreement to Promissory Note, executed by Larry Barels in favor of the Registrant dated May 21, 1999.
 10.14+*    --Stock Subscription and Repurchase Agreement, with attached
              Promissory Note and Pledge Agreement to Promissory Note, executed by Philip Constantinou in favor of the Registrant dated August
              17, 1999.
 10.15      --Warrant to purchase common stock issued to Comdisco, Inc. dated as of September 1, 1995.
 10.16      --Warrant to purchase Series I Preferred Stock issued to Brentwood
              Associates VII, L.P. dated December 20, 1996.
 10.17      --Warrant to purchase Series B Preferred Stock issued to Phoenix
              Leasing Incorporated dated August 25, 1999.
 10.18      --Warrant to purchase Series B Preferred Stock issued to Robert
              Kingsbrook dated August 25, 1999.
 10.19      --Warrant to purchase common stock issued to Preston, Gates and
              Ellis, a general partnership including a professional service corporation, dated December 13, 1994.
 10.20      --Series A-1 Preferred Stock Purchase Agreement dated October 29,
              1998.
 10.21      --Series B Preferred Stock Purchase Agreement dated May 17, 1999.
 10.22      --Series C Preferred Stock Purchase Agreement dated December 30,
              1999.
 10.23*     --Addendum to Series C Preferred Stock Purchase Agreement dated
              January 8, 2000.
 10.24      --Series D Preferred Stock Purchase Agreement dated March 10, 2000.

 Exhibit No                             Description
 ----------                             -----------
 10.25      --Fifth Amended and Restated Investor's Rights Agreement dated
              March 10, 2000.
 10.26      --Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.27      --Form of Proprietary Information and Inventions Assignment
              Agreement.
 10.28+     --Employment Agreement between the Registrant and Christopher S.
              Logan dated May 28, 1999.
 10.29+     --Employment Agreement between the Registrant and Kent Jarvi dated
              August 13, 1999.
 10.30+     --Employment Agreement between the Registrant and Michael Zukerman dated June 14, 1999.
 10.31+     --Employment Agreement between the Registrant and Michael Vanneman dated January 30, 2000.
 10.32+     --Employment Agreement between the Registrant and Larry Jones dated
              December 20, 2000.
 10.33+*    --Managed Storage Services Agreement between the Registrant and
              Storage Technology Corporation dated August 25, 1998.
 10.34+*    --Managed Storage Services Agreement between the Registrant and
              Storage Technology Corporation dated September 29, 1998.
 10.35+*    --Agreement between the Registrant and Level 3 Communications, LLC
              dated      .
 10.36+*    --Exodus Communications, Inc. Internet Data Center Services Order
              Form dated February 25, 1997.
 10.37+     --Supply Agreement between the Registrant and EMC Corporation dated
              March 9, 2000.
 10.38+     --Lease Agreement between the Registrant and Union Square Limited
              Partnership dated January 27, 1998.
 10.39+     --Lease Agreement between the Registrant and Bryant Street
              Associates dated November 29, 1999.
 10.40+*    --Sublease Agreement between the Registrant and the Kenwood Group dated May 26, 1999.
 12.01*     --Statement regarding computation of ratios.
 23.01      --Consent of Ernst and Young LLP Independent Auditors.
 23.02      --Consent of Perkins Coie LLP (included in Exhibit 5.01).
 24.01      --Power of Attorney (see page II-7 of the Registration Statement).
 27.01      --Financial Data Schedule.

--------
* To be filed by amendment.
+ Confidential treatment requested.

  (b) Financial Statement Schedules

   No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 14th day of March, 2000.

                                          DRIVEWAY CORPORATION

                                                 /s/ Christopher S. Logan
                                          By: _________________________________
                                                    Christopher S. Logan
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Christopher S. Logan and Kent Jarvi, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                              Title                     Date
              ---------                              -----                     ----

      /s/ Christopher S. Logan         President, Chief Executive and     March 14, 2000
______________________________________  member of the Board of Directors
         Christopher S. Logan

           /s/ Kent Jarvi              Chief Financial Officer            March 14, 2000
______________________________________
              Kent Jarvi

          /s/ Larry Barels             Director                           March 14, 2000
______________________________________
             Larry Barels

                                       Director
______________________________________
          George R. Garrick

              Signature                              Title                     Date
              ---------                              -----                     ----


         /s/ Gary E. Gigot             Director                           March 14, 2000
______________________________________
            Gary E. Gigot

        /s/ John A. Hawkins            Director                           March 14, 2000
______________________________________
           John A. Hawkins

        /s/ Alan E. Salzman            Director                           March 14, 2000
______________________________________
           Alan E. Salzman

      /s/ Shahan D. Soghikian          Director                           March 14, 2000
______________________________________
         Shahan D. Soghikian